Itaú

2023

General Stockholders' Meeting Manual

Annual General Sttockholders' Meeting

April 25, 2023

In a 100% digital and remote envirioment

Itaú Unibanco Holding S.A.

Contents

1. Message from the Co-chairmen of the Board of Directors 03
2. Introduction 04
3. Executive Officers' Comments 04
4. Information about the Annual General Stockholders' Meeting 05
5. Call notice 07
6. Annual General Stockholders' Meeting 08

ATTACHMENT I – Attachment A of CVM Resolution Nº 81/22 12
ATTACHMENT II – Item 2 of Attachment C of CVM Resolution Nº 80/22 17
ATTACHMENT III - Items 7.3 a 7.6 of Attachment C of CVM Resolution Nº 80/22 48
ATTACHMENT IV - Item 8 of Attachment C of CVM Resolution Nº 80/22 65
ATTACHMENT V - Proxy Templates 98
A - Proxy Template for Holders of Common Shares 98
B - Proxy Template for Holders of Preferred Shares 101
C - Proxy Template for Attorneys-In Fact Provided by the Company (for Holders of Common Shares) 102
D - Proxy Template for Attorneys-In Fact Provided by the Company (for Holders of Preferred Shares) 105
E - Information on attachment Q to CVM Resolution Nº 81/22 106

1. Message from the Co-chairmen of the Board of Directors

São Paulo, March 24, 2023.

Dear Stockholder,

Another year has gone and we are able to submit results that are consistent with our goals in these 98 years of history. We learn more lessons from each new cycle, which both strengthen and prepared us to move on in our journey. We continue to value the pragmatism and responsibility towards clients, stockholders, employees and society in general.

In 2022 we had an 11% increase in net income, the return on average equity - annualized was 19% and the tier I capital was 13.5%. We also paid R$8.4 billion in dividends and interest on capital[1] over the year. Worth mentioning is our efficiency ratio at 41.2%[2] in 2022, reaching its lowest level at the historical level, down 280 bps on a year-on-year basis.

We envision a future in the financial sector with fiercer competition and changes in the level of customer demands. We have thus deeply thought about our ambitions and proposed a new culture to lead us towards a corporate strategy guided by the following core elements: (i) being increasingly agile and keeping up with technology at all times; (ii) having a single-minded focus on clients as the driving force behind all our actions; and (iii) maintaining high levels of return for a continued sustainable growth. Our teams have welcomed these goals with plenty of enthusiasm and optimism for the bank's future.

We use a robust NPS ecosystem to manage and evolve customer satisfaction and engagement, through which we measure satisfaction in relation to all products, channels and segments. We received approximately four million pieces of NPS feedback, with most of our business achieving historic highs and 57% of them placed at the zone of excellence (above 70 points).

Our investment decision-making is guided by our willingness to keep consistent sustainable returns, based on an associative agenda that offers us new technologies, increased scale and supplemental services to our clients. Some illustrative examples of this agenda are the Joint Venture Techfin (in partnership with Totvs) and strategic interest equities purchased in Orbia, Avenue, and Ideal. In April 2022 we approved the purchase of additional interest equity in the capital of XP Inc., equivalent to 11.36% in the original agreement. In June 2022, we announced the sale of part of our interest equity, keeping a 9.96% stake in the total capital of XP Inc. In July we announced the receipt of Itaú Corpbanca shares. Accordingly, we increased our interest equity in Itaú Corpbanca's total and voting capital to 65.62% from 55.96%.



We continue to make breakthroughs in the ESG[3] agenda. At COP27, we announced, together with Marfrig, Rabobank, Santander, Suzano, and Vale, the creation of Biomas, a company engaged in the restoration, conservation and preservation of forests in Brazil. Concurrently, we conducted two issuances of green bonds and raised R$1 billion each, in line with the agenda to boost the transition to a low-carbon economy.

Aware of our role in society, we invested R$712 million in social projects focused on education, culture, mobility, diversity, among other topics, 75.3% of which were funded with our own resources, not linked to incentive laws.

We arrived in 2023 by carrying on with the strategy to increasingly further the partnership with our clients. In February, we launched Itaú Gestão de Ativos (IGA), a company specialized in the provision of cost efficiency, corporate procurement and wealth management services for companies of all sizes. Therefore, we now offer clients the opportunity to benefit from our management and scale from suppliers that, in most cases, already provide us with services.

At the Annual General Stockholders' Meeting, we will deliberated the Financial Statements for 2022, the allocation of profit for the year, the election of members to the Board of Directors and Fiscal Council, the overall compensation of members of the Board of Officers and the Board of Directors, and the compensation of the Fiscal Council members.

Last but not least, we wish to invite you to read this manual, which features an in-depth presentation of the matters to be addressed at the Annual General Stockholders' Meeting of Itaú Unibanco Holding, scheduled for April 25, 2023. The Stockholders' Meeting will take place in digital format and, as a stockholder, you will be able to once more vote remotely – you can find how in this document.

We wish you all a pleasant reading experience!

Regards,

Pedro Moreira Salles e Roberto Setubal
Co-chairmen of the Board of Directors

1. In accordance with BRGAAP.
2. Efficiency ratio based on the managerial model in BRGAAP.
3. Environmental, Social and Corporate Governance.

2.Introduction

General Stockholders' Meeting are important tools for stockholders' participation in decisions that set, among others, the management of Itaú Unibanco Holding S.A. ("Itaú Unibanco", "Company", "Issuer", "Corporation" or "Organization") and therefore how the business of the Company and its controlled companies is run.

On April 25, 2023, stockholders will be able to vote on crucial issues to the Organization. Stockholders who hold ITUB3 (common) shares may vote on the election of members to the Company's Board of Directors and the Supervisory Council and the allocation of profit earned in 2022, among other issues. Stockholders who hold ITUB4 (preferred) shares may vote on the election of members to the Supervisory Council nominated by preferred stockholders. The call notice included in item 5 hereof outlines the proposals to be voted on the Meeting.

Stockholders may opt to attend the General Stockholders' Meeting as follows:

- **Digital and remote environment:** The link and access instructions will be provided by the Company to stockholders who have sent the documents below by April 23, 2023 to the email drinvest@itau-unibanco.com.br.

a) Legal entities: a notarized copy of the articles of association/bylaws, and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

- **By proxy**: In this case, stockholders should legally authorize an individual to vote according to their voting instructions. Itaú Unibanco will provide three (3) proxies who will vote in accordance with the stockholders' instruction. The proxy templates to be used by stockholders who opt for this type of attendance are found in Attachment V hereto.

- **By remote voting form**: oStockholders may also cast their vote remotely, through a remote voting form, in accordance with Brazilian Exchange and Securities Commission ("CVM") Resolution No. 81/22.

Item 4 of this document comprises in-depth information for stockholders' attendance at the General Stockholders' Meeting. All important information related to the Meeting is included herein, such as the Company's economic and financial performance in fiscal year 2022, a presentation with the résumés of the candidates to the Board of Directors and the Supervisory Council, proposed allocation of profit, as well as a description of the Company's management compensation.

For further information on the Company and its controlled companies, please visit the Investor Relations website (www.itau.com.br/relacoes-com-investidores).

3.Executive Officers' Comments

The Executive Officers' Comments in the form specified in Item 2 of Attachment C to CVM Resolution 80/22 is found as Attachment II hereto.

4. Information on the Annual General Stockholders' Meeting

Date

This year, Itaú Unibanco's Annual General Stockholders' Meeting will be held on April 25, at 11 a.m.

Opening quorum

The Annual General Stockholders´ Meeting will be open on first call, with the attendance of stockholders representing at least one-fourth (1/4) of the voting capital (common shares), in accordance with Article 125, head provision, of Law No. 6,404/76 ("Brazilian Corporate Law").

We clarify that in the case of insufficient quorum to open the aforementioned Meeting on first call, a new call by call notice will be disclosed on due course, and the Meeting will be held at least eight (8) days after such new call notice is published, in accordance with Article 124, paragraph 1, item II, of Brazilian Corporate Law. This Meeting will be opened on second call with any number of stockholders holding common shares.

Venue

The Annual General Stockholders' Meeting will exclusively be held online and remotely.

The link and access instructions will be provided by the Company to stockholders who have sent the documents below by April 23, 2023 to the email drinvest@itau-unibanco.com.br.

a) Legal entities: a notarized copy of the articles of association/ bylaws, and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Call Notice

The Call notice included in item 5 hereof will be published on March 27, 28 and 29, 2023 in the O Estado de S. Paulo newspaper. It will also be available on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores).

Documents available to stockholders

The Management Report on social business and major administrative facts of the year, a copy of the financial statements prepared in accordance with Brazilian generally accepted accounting practices (Brazilian GAAP), the Independent Auditors' Report, the opinion of the Supervisory Council and a copy of the summary of the Audit Committee Report were all published on February 23, 2023 in the O Estado de S. Paulo newspaper (printed version: pages B12 to B14 and digital: pages 1 to 6 of the IR Section). Additionally, the financial statements prepared under the international financial reporting standards (IFRS) were also made available by the Company on February 7, 2023 on the websites of CVM and of the Company's Investor Relations (www.itau.com.br/relacoes-com-investidores).

To present the proposals, accompanied by their rationale, to be voted on at the Stockholders' Meeting, the information listed in Article 10 of CVM Resolution No. 81/22 is also made available by the Company on the websites of CVM and the Company's Investor Relations (www.itau.com.br/relacoes-com-investidores) at "Announcements to the Market" > "General Stockholders' Meeting".

Proxies

To assist stockholders who decide to take part in the Annual General Stockholders' Meeting represented by proxies, we present Attachments: V - A "Proxy template for holders of common shares"; and V – B "Proxy template for holders of preferred shares".

The Company will otherwise provide three (3) proxies suited to represent stockholders at the Meeting, who will vote in strict accordance with the voting instruction given by stockholders, as shown in Attachment V - C "Proxy template for proxies provided by the Company (for holders of common shares)", and Attachment V – D "Proxy template for proxies provided by the Company (for holders of preferred shares)". Please find information about the proxy request, in accordance with Attachment Q to CVM Resolution No. 81/22, in Attachment V – E hereto.

To facilitate the running of the General Stockholders´ Meeting, the Company suggests that stockholders represented by proxies send a copy of the selected proxy and other documents listed in the Call Notice up to April 23, 2023 by either email: drinvest@itau-unibanco.com.br or mail/courier to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100,
Torre Conceição, 1° andar - Parque Jabaquara,
São Paulo (SP) - CEP 04344-902

Remote voting form

The Company will adopt the remote voting system, in accordance with the provisions of CVM Resolution No. 81/22, as well as the best market practices.

Accordingly, stockholders willing to vote through the remote voting form may forward their voting instruction concerning the proposals to be voted on at the Meeting:

- by remote voting form sent directly to the Company; or

- by form completion instructions transmitted to service providers, as follows:

a) to the stockholders' custody agent, if shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the form directly to the Company

Stockholders choosing to exercise their remote voting rights may do so by forwarding the documentation below directly to the Company via email drinvest@itau-unibanco.com.br by April 18, 2023:

(i) the voting form duly filled, initialized and signed (signature notarized by a public notary's office, consularization or a sworn translation of documents in foreign languages not required); and

(ii) ID document – **for Legal Entities**: a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and **for Individuals**: a notarized copy of the ID document bearing the stockholders' picture. Documents issued abroad must be consularized or apostilled and be accompanied by the respective sworn translation.

Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify stockholders that it has received and accepted these documents. This information will be sent to stockholders at the electronic address stated in the voting form..

Stockholders forwarding the form to service providers

Stockholders may otherwise choose to exercise their remote voting rights through service providers, by transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate is described on website: https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital

ITAÚ CORRETORA DE VALORES S.A.
+55 11 3003-9285 (capital city and metropolitan regions)
0800 7209285 (other locations)
Client Service opens on business days from 9:00 a.m. to 6:00 p.m.
Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should transmit the form completion instructions to the service providers by April 18, 2023, unless otherwise indicated by the latter.

Information about the election of members to the Board of Directors

In accordance with Brazilian Corporate Law, the election of the members to the Board of Directors may be carried out based on the majority of votes, multiple voting or separate voting processes. As these different voting procedures may impact the definition of the number of Board members, and aimed at the better understanding of the dynamics of this election, the voting processes are detailed below:

i) Multiple voting process

In accordance with CVM Resolution No. 70/22, for the adoption of a multiple voting process for election of members to the Company's Board of Directors, these requesting stockholders should represent at least five percent (5%) of voting capital.

In accordance with Article 141, paragraph 1, of Brazilian Corporate Law, the option for adoption of the multiple voting process must be exercised by stockholders at least forty-eight (48) hours before the Stockholder's Meeting, and the presiding officers of said Stockholders' Meeting must inform stockholders in advance, based on the "Attendance Book", of the number of votes required for the election of each member to the Board of Directors. In any case, it is important to note that the multiple voting process should be requested as early as possible, to make it easier for the company to make the required arrangements and the stockholders to attend the meeting.

Once the multiple voting process is adopted for the election of the Board of Directors' members, the votes cast by stockholders who, via remote voting form, have opted to "ABSTAIN" with respect to the item 'distribution in advance of votes cast in the candidates informed in that voting form', will be deemed as 'abstention' with respect to the corresponding resolution at the Meeting. Therefore, the votes cast by such stockholders will not be included in the resolution quorum and consequently these stockholders will not take part in the election of members to the Board of Directors.

ii) Separate voting process

In accordance with Article 141, paragraph 4, of Brazilian Corporate Law, the following groups of stockholders (other than controlling stockholders) are entitled to elect, by separate voting, one (1) member to the Board of Directors: (a) holders of at least 15% of total voting shares, as provided for in Article 141, paragraph 4, item I; (b) holders of non-voting preferred shares representing at least 10% of capital stock, as provided for in Article 141, paragraph 4, item II; or (c) if the aforementioned quorum is not achieved, common and preferred minority stockholders may add up their interests to hold at least 10% of capital stock, as provided for in Article 141, paragraph 5, of Brazilian Corporate Law.

Only stockholders able to confirm the uninterrupted ownership of the required stockholding interest for at least three (3) months immediately prior to the General Stockholders' Meeting date will be entitled to exercise the separate voting right, in accordance with Article 141, paragraph 6 of Brazilian Corporate Law.

Eligibility criteria for nominating candidates

Stockholders willing to nominate candidates for the Board of Directors or the Supervisory Council should submit the required evidence that meets the minimum eligibility criteria for the position, in accordance with Brazilian Corporate Law, Regulation Attachment II to Resolution No. 4,970/21 of the National Monetary Council ("CMN") and CVM Resolution No. 80/22.

In order for the General Stockholders' Meeting to run smoothly and to provide a previous analysis of the eligibility of these candidates, we suggest that documentation be submitted to the Company by April 14, 2023.

Conflicts of interest

While the General Stockholders' Meeting is being held, attending stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised, as it is done at meeting of the Company's management and inspection bodies. Any attending stockholder aware of any conflicting situation regarding another stockholder and the matter subject to resolution must speak up thereon.

When a conflict of interest is brought into light, the conflicted stockholder should abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders' Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the meeting.

Communication channel with the Board of Directors

Last but not least, we highlight that stockholders may send suggestions, criticisms or questions directly to the Board of Directors by clicking the link "Contact IR" on our Investor Relations website (www. itau.com.br/relacoes-com-investidores). In the field "Subject", the stockholder should select the option "Recommendations to the Board of Directors to Stockholders' Meeting".

5. Call Notice

Annual General Stockholders' Meeting

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. ("Company") are hereby invited by the Board of Directors to attend the Annual General Stockholders' Meeting to be exclusively held online on April 25, 2023, at 11:00 a.m., with the purpose to:

1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Supervisory Council, and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2022;

2. resolve on the allocation of profit for the year;

3. define the number of members that will comprise the Board of Directors and elect the members to the Board of Directors, including the independent members, and the Supervisory Council for the next annual term of office. In accordance with the Brazilian Securities and Exchange Commission ("CVM") Resolution No. 70/22, for the adoption of a multiple voting process for election of members to the Company's Board of Directors, the requesting stockholders must represent at least five percent (5%) of voting capital; and

4. resolve on the amount to be allocated for overall compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the Supervisory Council members.

The full description of the matters proposed, as well as their justification, is found in the General Stockholders Meeting' Manual.

The documents to be reviewed at the Stockholders' Meeting are available to stockholders on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of the CVM (www.cvm.gov.br) and the B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of these documents via email ri@itau-unibanco.com.br.

The Meeting will be held online with the link and access instructions to be provided by the Company to stockholders who have sent the documents below by April 23, 2023, to email drinvest@itau-unibanco.com.br:

a) Legal Entities: a notarized copy of the articles of association/ bylaws, and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Stockholders may be represented at the Stockholders' Meeting by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy sends their identity document and the documents listed below evidencing the validity of their proxy (we require that any documents issued abroad be consularized or apostilled and be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the legal entity stockholder be a stockholder, a Company's management member or a lawyer.

a) Legal Entities: a notarized copy of the articles of incorporation/ bylaws of the legal entity represented, proof of election of management members and the corresponding proxy with signature notarized by a public notary's office;

b) Individuals: a proxy with signature notarized by a public notary's office.

To facilitate the running of the General Stockholders´ Meeting, the Company recommends that stockholders represented by proxies send a copy of the documents listed above up to April 23, 2023 to email drinvest@itau-unibanco.com.br.

To encourage stockholders to participate in General Stockholders' Meeting, the Company has implemented a remote voting system, in accordance with CVM Resolution No. 81/22, as amended, making it possible for remote voting forms to be sent (i) directly to the Company, or (ii) to the stockholders' custody agents, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution engaged by the Company to provide bookkeeping services, according to the procedures outlined in the General Stockholders' Meeting's Manual.

São Paulo (SP), March 24, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

6. Annual General Stockholders' Meeting

I. Balance Sheets, other Financial Statements and Notes to the Financial Statements for the fiscal year ended December 31, 2022.

The Management Report was released together with the Financial Statements prepared in accordance with Brazilian accounting practices (BRGAAP), having been approved by the Board of Directors at its meeting of February 7, 2023 and made available on this date on the websites of the Brazilian Securities and Exchange Commission ("CVM") and of the Company's Investor Relations (www.itau.com.br/relacoes-com-investidores). Additionally, this document was published on February 23, 2023 in O Estado de S. Paulo (printed version: pages B12 to B14 and digital version: pages 1 to 6 of the IR Section).

II. Allocation of Profit for 2022.

The Company recorded profit for 2022 in the amount of twenty-nine billion, six hundred ninety-four million, five hundred twelve thousand, two hundred thirty Brazilian reais and seventeen cents (R$ 29,694,512,230.17), according to the statement of income made available on February 7, 2023 on the websites of CVM and of the Company's Investor Relations (www.itau.com.br/relacoes-com-investidores), which was published together with the Financial Statements on February 23, 2023 in O Estado de S. Paulo newspaper (printed version: pages B12 to B14 and digital version: pages 1 to 6 of the IR Section).

Considering the calculation of said profit, according to the Financial Statements, the following allocation is proposed:

(a) one billion, four hundred eighty-four million, seven hundred twenty-five thousand, six hundred eleven Brazilian reais and fifty-one cents (R$ 1,484,725,611.51) to the Legal Reserve; and

(b) nine billion, eight hundred forty-three million, nine hundred seventy-three thousand, two hundred seventy-five Brazilian reais and twenty-six cents (R$ 9,843,973,275.26) gross, for payment of dividends and interest on capital, in accordance with Article 9 of Law No. 9,249/95, and it should be stressed that such payment was made in full.

It is also proposed the allocation of eighteen billion, three hundred sixty-five million, eight hundred thirteen thousand, three hundred forty-three Brazilian reais and forty cents (R$ 18,365,813,343.40) and one hundred nineteen million, three hundred twenty-four thousand, six hundred two Brazilian reais and seven cents (R$ 119,324,602.07) to Statutory Revenue Reserves related to profit for the year and dividends and interest on capital prescribed over the year, respectively.

The allocation of profit, as specified in Attachment A of CVM Resolution No. 81/22, is found in Attachment I hereto.

III. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Supervisory Council for the next annual term of office.

The majority Stockholder proposes that the Company's Board of Directors be composed of twelve (12) positions for the next annual term of office, and up to one (1) additional position may be filled through a separate voting process, in accordance with Article 141, paragraph 4, of Brazilian Corporate Law.

In view of the assessment of the Board of Directors and its individual members, the members' good performance in the period, the constant attendance at the meeting, and the compliance with the eligibility criteria of the Company and its Policy for Nomination of Executives, the proposal is for the reelection, on an individual basis, of the following members: Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal.

Pursuant to article 140, paragraph 2, of Brazilian Corporate Law, as well as article 5 and following of Attachment K, of CVM Resolution 80/22, as per the self-declaration and assessment by the Board of Directors, the following are considered independent: Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Ms. Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes.

Regarding the Supervisory Council, the majority Stockholder proposes that the following members be reelected, namely Messrs. Gilberto Frussa and Eduardo Miyaki, as effective members, and João Costa and Reinaldo Guerreiro, as alternate members, as all of them meet the eligibility criteria set forth in Article 162 of Brazilian Corporate Law.

In addition to the members nominated by the majority Stockholder, non-voting preferred stockholders are entitled to elect one (1) effective member and their respective alternate in a separate voting process. Minority stockholders are entitled to the same right, provided that they represent ten percent (10%) or more of voting shares in the aggregate.

Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, as a preferred stockholder, announced that it has put forward the nomination of two additional candidates for election: Igor Barenboim as an effective member and Rene Guimarães An-drich as his alternate, as both meet the eligibility criteria set forth in Article 162 of Brazilian Corporate Law.

Without prejudice to the right of preferred stockholders and minority stockholders to elect, in a separate voting process, some members to sit on the Supervisory Council, as described above, the other stockholders with voting rights may elect new effective and alternate members, in any case, in a number equal to those elected under the aforementioned terms, plus one.

Please find the detailed résumés of these candidates, as well as other information required by items 7.3 to 7.6 of Attachment C to CVM Resolution No. 80/22, in Attachment III hereto.

IV. Definition of the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors, as well as the compensation of the members of the Supervisory Council.

With respect to fiscal year 2023, irrespective of the year in which amounts were effectively attributed, paid or recorded in the Company's financial statements, the proposal is for the Annual General Stockholders' Meeting to approve the overall amount of five hundred seventy million Brazilian reais (R$570,000,000.00) for compensation of the Company's management members (members of the Board of Executive Officers and the Board of Directors).

With regard to the members of the Supervisory Council, it is proposed that the General Stockholders' Meeting approve the individual monthly compensation of twenty-two thousand Brazilian reais (R$22,000.00) to effective members and nine thousand Brazilian reais (R$9,000.00) to alternate members. The compensation of the Supervisory Council members will be valid until the Annual General Stockholders' Meeting of 2024.

The compensation amounts approved may be paid in local currency and in shares of the Company (as approved at the Extraordinary General Stockholders' Meeting held on April 20, 2012).

In accordance with CMN Resolution No. 3,921/2010 ("Resolution on Compensation"), variable compensation is consistent with the risk management policies of the Company and its controlled companies. Since fiscal year 2020, at least seventy percent (70%) of this compensation has been converted into Issuer's preferred shares or stock-based instruments, with payment to management members to be deferred within at least three (3) years and then made in annual installments proportionally to the deferral period.

Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer's preferred shares ("Own Shares"). These parties are required to hold the ownership of these Own Shares, free of any liens or encumbrances, and meet other suspension conditions set forth in the Program Regulation for terms of three (3) and five (5) years counted from the initial investment to be entitled to a return on investment through the receipt of the Issuer's preferred shares ("Partners Shares"), also within three (3) and five (5) years. These Partners Shares received as consideration remain unavailable for terms of five (5) and eight (8) years as from the initial investment in Own Shares.

Considering the Company's variable compensation deferral structure, in conformity with the Resolution on Compensation, the variable compensation amounts converted into shares for fiscal year 2022, to be effectively attributable in 2023, will be paid within a total deferral period of at least three (3) and at the most eight (8) years.

These deferred amounts may be reduced or not paid in the event of a decrease in the realized recurring profit of the Company or the business area during the deferral period, except when such decrease or negative result arise from extraordinary unpredictable events outside the scope of the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to the management members' actions or inactions. The Compensation Committee may decide to reverse the deferred and unpaid portions of the compensation proportionally to the decrease in recurring profit realized by Itaú even for these cases.

For calculating the overall compensation amount to be paid in shares, the calculation criterion to be applied will be the value of the Company's preferred shares on B3 – Brasil, Bolsa, Balcão ("B3") in 2023, the year in which compensation is effectively attributable, irrespective of the year set to be effectively paid or recorded in the Company's financial statements.

The stock-based compensation is subject to a specific threshold to limit the maximum dilution to which stockholders are subject. This threshold is included in the Stock Grant Plan, the update of which was approved at the Stockholders' Meeting of April 26, 2022.

In addition to the amounts set at the General Stockholders' Meeting, management members may receive Company's profit sharing, which, under the provisions of Article 152, paragraph 1, of Brazilian Corporate Law, is limited to either the annual compensation of management members or ten percent (10%) of the Company's profit, whichever is lower.

The proposal for Compensation of Management Members, as specified in Item 8 of Attachment C to CVM Resolution No. 80/22, is contained in Attachment IV hereto.

ATTACHMENTS

ATTACHMENT I

ATTACHMENT A OF CVM RESOLUTION Nº 81/22 - ALLOCATION OF PROFIT

Allocation of Profit

We propose that profit for the year reported in the financial statements for the year ended December 31, 2022 prepared according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), in the amount of R$29,694,512,230.17, is allocated as follows: (a) R$1,484,725,611.51 to Legal Reserve; and (b) R$9,843,973,275.26 for payment of dividends and interest on capital, in accordance with Article 9 of Law No.9,249/95. We also propose the allocation of R$18,365,813,343.40 and R$119,324,602.07 to Statutory Revenue Reserves, related to profit for the year and dividends and interest on capital prescribed over the year, respectively.

We inform that all data reported, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding.

We make monthly payments of dividends and interest on capital based on the stockholding position on the last business day of the previous month, on the first business day of the subsequent month and, occasionally, at the discretion of the Board of Directors, additional payments (semiannually), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these semiannual payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and at the end estimates the balance payable of the mandatory minimum dividends. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, please see the items below, which were prepared in compliance with the requirements in Attachment A to CVM Instruction No. 81/22.

1. Inform profit for the year

R$29,694,512,230.17.

2. Inform the total and per share amount of dividends, including advanced dividends and interest on capital already declared

The total amount distributed as advanced dividends and interest on capital was R$9,843,973,275.26 (gross), of which R$8,468,042,463.52 was net of taxes. Total amount corresponds to the percentage of profit indicated in item 3 below. Therefore, a proposal will be submitted to the General Stockholders' Meeting to ratify the declarations and distributions already made and no new declarations will be proposed.

Net amount per share: R$0.8538.

Payment of dividends is tax-free for all stockholders. Payment of interest on capital to stockholders, including holders of American Depositary Receipts (ADRs), whether Brazilian residents or otherwise, is subject to withholding income tax in Brazil at the rate of 15%, or 25% to stockholder's resident or domiciled in a jurisdiction deemed to be a tax haven or under a privileged tax regime. Stockholders that are proven to be immune or exempt are not subject to this withholding tax.

3. Inform the percentage of profit for the year distributed

The net amount distributed as dividends and interest on capital corresponds to 30% of profit for the year adjusted by the amount allocated to legal reserve.

4. Inform the total and per share amount of distributed dividends based on profit for prior years

Not applicable.

5. Deducted from any advanced dividends and interest on capital already declared, please inform:

a. The gross amount of dividends and interest on capital, separately, per share type and class

No proposal will be submitted to the General Stockholders' Meeting for the declaration of dividends or interest on capital in addition to those already declared.

b. The method and term of payment of dividends and interest on capital

As mentioned in subitem "a" of this item, the mandatory dividend and interest on capital related to 2022 have been fully declared by the Board of Directors and paid to stockholders, and no new declaration will be proposed at the General Stockholders' Meeting. Payment dates are shown in item 6 of this document. Stockholders can receive the amounts they are due as follows:

- **Holders of ADRs:**

Payment is made directly to the depository bank abroad (Bank of New York Mellon), which is responsible for transferring it to its holders.

- **Stockholders of duly registered current accounts with Itaú Unibanco S.A.:**

Payment is directly credited to the respective current accounts.

- **Stockholders who hold current accounts with other banks that have already informed their bank/branch/current account:**

Payment is made through wire transfer, according to respective amounts due.

- **Stockholders whose shares are deposited in the fiduciary custody of B3 - Brasil, Bolsa, Balcão:**

Payment is made directly to B3 – Brasil, Bolsa, Balcão B3´s services of Central Depositary (former CBLC), which is responsible for transferring it to stockholders through deposit brokers.

- **Holders of bearer shares not yet converted into book-entry shares:**

Payment is made after respective certificates are delivered for mandatory conversion.

c. Any adjustment and interest on dividends and interest on capital

Not applicable.

d. Date of declaration of payment of dividends and interest on capital considered for identification of stockholders entitled to receive them

See subitem "a".

6. Inform the amounts of dividends or interest on capital already declared and the date of respective payments

Amount of dividends and interest on equity paid							
Year	Accrual Basis	Record Date	Payment Date	Event	Payment (R$ per share)		Total Net per share 2022
					Nominal	Net	
2023	February	01.31.2023	03.01.2023	IOC	0.01765	0.015	
	January	12.29.2022	02.01.2023	IOC	0.01765	0.015	
2022	IOC	12.08.2022	03.10.2023	IOC	0.48618	0.413253	0.85378
	December	11.30.2022	01.02.2023	IOC	0.01765	0.015	
	November	10.31.2022	12.01.2022	IOC	0.01765	0.015	
	October	09.30.2022	11.01.2022	IOC	0.01765	0.015	
	September	08.31.2022	10.03.2022	IOC	0.01765	0.015	
	IOC	08.18.2022	08.30.2022	IOC	0.3065	0.260525	
	August	07.29.2022	09.01.2022	IOC	0.01765	0.015	
	July	06.30.2022	08.01.2022	IOC	0.01765	0.015	
	June	05.31.2022	07.01.2022	IOC	0.01765	0.015	

	May	04.29.2022	06.01.2022	IOC	0.01765	0.015
	April	03.31.2022	05.02.2022	IOC	0.01765	0.015
	March	02.25.2022	04.01.2022	IOC	0.01765	0.015
	February	01.31.2022	03.02.2022	IOC	0.01765	0.015
	January	12.30.2021	02.01.2022	IOC	0.01765	0.015

Dividend payments scheduled for 2023						
Year	Accrual Bases	Record Date	Payment Date	Event	Payment (R$ per share)	
					Nominal	Net
2023	March	02.28.2023	04.03.2023	IOC	0.01765	0.015
	April	03.31.2023	05.02.2023	IOC	0.01765	0.015
	May	04.28.2023	06.01.2023	IOC	0.01765	0.015
	June	05.31.2023	07.03.2023	IOC	0.01765	0.015
	July	06.30.2023	08.01.2023	IOC	0.01765	0.015
	August	07.31.2023	09.01.2023	IOC	0.01765	0.015
	September	08.31.2023	10.02.2023	IOC	0.01765	0.015
	October	09.29.2023	11.01.2023	IOC	0.01765	0.015
	November	10.31.2023	12.01.2023	IOC	0.01765	0.015
	December	11.30.2023	01.02.2024	IOC	0.01765	0.015

7. Provide a comparative table indicating the following amounts per share by type and class:

a. Profit for the year and the previous three (3) years

R$

	2022	2021	2020
Profit	29,694,512,230.17	26,235,993,060.55	18,961,071,869.75
Earnings per share	3.03	2.68	1.94

To calculate earnings per share, profit is divided by the average number of shares outstanding at the end of the year.

b. Dividends and interest on capital distributed in the previous three (3) years

R$

	2022	2021	2020
Common shares	0.8538	0.6372	0.4614
Preferred shares	0.8538	0.6372	0.4614

To calculate dividends/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding on the date of stockholding position of each payment.

8. In the event of allocation of profit to the legal reserve

a. Inform the amount allocated to the legal reserve

R$1,484,725,611.51.

b. Describe the calculation method of legal reserve

In accordance with Article 193 of Brazilian Corporate Law and item 13.1 of our Bylaws, five percent (5%) was allocated to set up the Legal Reserve, which will not exceed twenty percent (20%) of capital.

9. In the event the company has preferred shares entitled to fixed or minimum dividends

a. Describe the calculation method of fixed or minimum dividends

Annual minimum dividend of R$0.022 per share, adjusted in case of share split or reverse split.

b. Inform whether profit for the year is sufficient for the full payment of fixed or minimum dividends

Profit for the year was sufficient for the full payment of minimum mandatory dividends.

c. Identify whether any unpaid portion is cumulative

Minimum dividends are not cumulative.

d. Inform the total amount of fixed or minimum dividends paid to each class of preferred shares

We have no different classes of preferred shares. Total amount of minimum dividends statutorily established for our preferred shares was R$106,495,485.18.

e. Identify any fixed or minimum dividends paid per preferred share of each class

We have no different classes of preferred shares.

10. With respect to mandatory dividends

a. Describe the calculation method provided for in the Bylaws

Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five percent (25%) of the profit computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law and in compliance with items II and III thereof.

b. Inform whether it was fully paid

Mandatory dividends were fully paid in accordance with item 6 above.

c. Inform any retained amount

There were no retained amounts.

11. In the event of any mandatory dividend retained due to the company's financial position

There were no retained mandatory dividends.

12. In the event of allocation of profit to the contingency reserve

There was no allocation of profit to the contingency reserve.

13. In the event of allocation of profit to the unrealized revenue reserve

There was no allocation of profit to the unrealized revenue reserve.

14. In the event of allocation of profit to the statutory reserves

a. Describe the statutory clauses that have set up the reserve

As proposed by the Board of Directors, the General Stockholders' Meeting may resolve on setting up a Statutory Revenue Reserve, which will be limited to 100% of capital stock and will have the purpose to secure funds for payment of dividends, including as interest on capital or advanced payments, aimed at keeping flow of payments to stockholders, and its balance may also be used as follows: (i) in share redemption, reimbursement or buyback operations, as set forth in legislation in force; and (ii) in capital stock increase, including through new share bonus.

The Reserve will be composed of funds: a) equivalent to up to 100% of profit for the year, adjusted in accordance with Article 202 of Law No. 6,404/76, always subject to the stockholders' right to receive mandatory dividends; (b) equivalent to up to 100% of the realized portion of the Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of prior-year adjustment amounts, recorded as retained earnings; and (d) arising from the credit corresponding to advanced dividends.

The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76.

b. Amount allocated to statutory reserves

R$18,365,813,343.40 and R$119,324,602.07 were allocated to the Statutory Revenue Reserve, related to profit for the year and dividends and interest on capital prescribed during the year, respectively.

c. Calculation method of amount allocated to the reserve

Calculation is made according to the provisions in the Bylaws, by allocating up to 100% of profit for the year, adjusted in accordance with Article 202 of Law No. 6,404/76, always subject to the stockholders' right to mandatory dividends.

15. In the event retention of profit is provided for in capital budget

There was no retention of profit.

16. In the event of allocation of profit to the reserve for tax incentives

There was no allocation of profit to the reserve for tax incentives.

ATTACHMENT II

ITEM 2 OF ATTACHMENT C OF CVM RESOLUTION Nº 80/22

Item 2 – Executive Officers' Comments

2.1. Executive officers should comment on:

a) Financial and equity positions in general

The financial information found in item 2 (Executive Officers' Comments) has been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to operations and business.

Balance Sheet

We present below our summarized balance sheet as of December 31, 2022 and December 31, 2021. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of		Variation	
	December 31, 2022	December 31, 2021	R$ million	%
	(In millions of R$)			
Cash	35,381	44,512	(9,131)	(20.5)
Financial assets at amortized cost	1,586,992	1,375,782	211,210	15.4
Compulsory deposits in the Central Bank of Brazil	115,748	110,392	5,356	4.9
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	500,686	387,406	113,280	29.2
Loan and lease operations portfolio	909,422	822,590	86,832	10.6
Other financial assets	111,823	96,473	15,350	15.9
(-) Provision for Expected Loss	(50,687)	(41,079)	(9,608)	23.4
Financial assets at fair value through other comprehensive income	121,052	105,622	15,430	14.6
Financial assets at fair value through profit or loss	464,682	434,169	30,513	7.0
Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets, assets held for sale and other assets	55,853	50,688	5,165	10.2
Tax assets	59,480	58,433	1,047	1.8
Total assets	**2,323,440**	**2,069,206**	**254,234**	**12.3**

December 31, 2022, compared to December 31, 2021.

Total assets increased by R$254,234 million, or 12.3%, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase in financial assets at amortized cost. This result is further described below:

Financial assets at amortized cost increased by R$211,210 million, or 15.4%, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost and loan and lease operations portfolio.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$113,280 million, or 29.2%, as of December 31, 2022 compared to December 31, 2021, mainly due to increases of: (i) R$71,569 million in securities, mainly in Brazilian government securities, rural product note *(Cédula do Produtor Rural)* and debentures; and (ii) R$52,061 million in securities purchased under agreements to resell.

Please see "Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell" and "Note 9 - Financial assets at amortized cost – Securities" to our audited consolidated financial statements for further details.

Loan and lease operations portfolio increased by R$86,832 million, or 10.6%, as of December 31, 2022, compared to December 31, 2021. The increase of R$67,567 million in our individuals loan portfolio, mainly driven by increases of 20.4%, or R$23,046 million in credit cards, and 24.4%, or R$20,609 million in mortgage loans.

Loanand Lease Operations, by asset type	Year ended December 31		
	2022	2021	2022 x 2021
	(In millions of R$)		%
Individuals	**400,103**	**332,536**	**20.3**
Credit Card	135,855	112,809	20.4
Personalloan	53,945	42,235	27.7
Payroll loans	73,633	63,416	16.1
Vehicles	31,606	29,621	6.7
Mortgage loans	105,064	84,455	24.4
Corporate	**139,268**	**135,034**	**3.1**
Micro/Small and Medium Businesses	**164,896**	**149,970**	**10.0**
Foreign Loans Latin America	**205,155**	**205,050**	**0.1**
Total Loan operations and lease operations portfolio	**909,422**	**822,590**	**10.6**

Please see "Note 10 – Loan and Lease Operations" to our audited consolidated financial statements for further details.

The table below sets forth our summarized balance sheet – liabilities and stockholders' equity as of December 31, 2022 and December 31, 2021. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation	
	December 31, 2022	December 31, 2021	R$ million	%
	(In millions of R$)			
Financial Liabilities	1,836,690	1,621,786	214,904	13.3
At Amortized Cost	1,755,498	1,553,107	202,391	13.0
Deposits	871,438	850,372	21,066	2.5
Securities sold under repurchase agreements	293,440	252,848	40,592	16.1
Interbank market funds, Institutional market funds and other financial liabilities	590,620	449,887	140,733	31.3
At Fair Value Through Profit or Loss	77,508	63,479	14,029	22.1
Provision for Expected Loss	3,684	5,200	(1,516)	(29.2)
Provision for insurance and private pensions	235,150	214,976	20,174	9.4
Provisions	19,475	19,592	(117)	(0.6)
Tax liabilities	6,738	6,246	492	7.9
Other liabilities	48,044	42,130	5,914	14.0
Total liabilities	**2,146,097**	**1,904,730**	**241,367**	**12.7**
Total stockholders' equity attributed to the owners of the parent company	**167,953**	**152,864**	**15,089**	**9.9**
Non-controlling interests	9,390	11,612	(2,222)	(19.1)
Total stockholders' equity	**177,343**	**164,476**	**12,867**	**7.8**
Total liabilities and stockholders' equity	**2,323,440**	**2,069,206**	**254,234**	**12.3**

Total liabilities and stockholders' equity increased by R$254,234 million, or 12.3%, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase in interbank market funds, institutional market funds and other financial liabilities, securities sold under repurchase agreements, and deposits. These results are detailed as follows:

Deposits increased by R$21,066 million as of December 31, 2022, compared to December 31, 2021, mainly due to an increase of R$67,164 million in time deposits, partially offset by a decrease of R$40,529 million in demand deposits.

Please see "Note 15 – Deposits" to our audited consolidated financial statements for further details.

Securities sold under repurchase agreements increased by R$40,592 million, or 16.1%, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase of R$22,414 million in right to sell or repledge the collateral, and an increase of R$22,339 million in assets received as collateral.

Please see "Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds" to our audited consolidated financial statements in IFRS for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$140,733 million, or 31.3%, as of December 31, 2022 compared to December 31, 2021, mainly due to an increase of R$117,442 million in interbank market funds, as a result of the following increases: (i) R$42,546 million in financial bills; (ii) R$37,031 million in real estate bills; and (iii) R$22,582 million in rural credit bills.

Please see "Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds" to our audited consolidated financial statements in IFRS for further details.

b) Capital structure

On December 31, 2022, capital stock is represented by 9,804,135,348 (9,804,135,348 on December 31, 2021) portfolio-entry shares with no par value, of which 4,958,290,359 (4,958,290,359 on December 31, 2021) are common and 4,845,844,989 (4,845,844,989 on December 31, 2021) are preferred shares with no voting rights but entitled to tag-along rights, in the event of a transfer of control, in the event of a public offering of shares, at a price equal to eighty percent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$90,729 million (R$90,729 million on December 31, 2021).

In the past two fiscal years, Itaú Unibanco has kept the stake of third-party capital at levels deemed adequate, as follows:

In R$ Millions	**12/31/2022**	**% of Total liabilities and stockholders' equity**	**12/31/2021**	**% of Total liabilities and stockholders' equity**
Stockholder´s equity (1)	177,343	7.6%	164,476	7.9%
Third parties' capital (2)	2,146,097	92.4%	1,904,730	92.1%
Total equity	**2,323,440**	**100.0%**	**2,069,206**	**100.0%**

(1) Includes minority interest in subsidiaries

(2) Total liabilities exclusing stockholders' equity

Capital-to-risk-weighted assets ratio

As of December 31, 2022, our Total Capital reached R$185,415 million, an increase of R$15,618 million compared to December 31, 2021. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 15.0%, as of December 31, 2022, an increase of 30 basis points compared to 14.7% as of December 31, 2021, mainly due to the income for the period offset by the increase in credit risk-weighted assets and the prudential and equity adjustments.

Additionally, the Fixed Assets Ratio (*Índice de Imobilização*) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2022, our Fixed Assets Ratio reached 19.9%, which presents a buffer of R$55,748 million.



13.2%
1.6%
11.7%
Tier I
Sep-22
0.3%
Net Income in the quarter, dividends and Interest on Own Capital
-0.2%
Risk-Weighted Assets¹
0.1%
Prudential and Equity Adjustments
13.5%
1.5%
11.9%
Tier I
Dec-22
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

Our Tier I ratio increased 30 basis points in relation to September 30, 2022 driven by the net income for the period, and the prudential and equity adjustments, partially offset by the higher volume of credit risk-weighted assets.

Please see “Note 32 – Risk and Capital Management” of our audited consolidated financial statements for further details about regulatory capital.

[1] The Total Capital consists of the sum of three items, named: (i). Main Capital: the sum of capital stock, reserves and retained earnings, less deductions and prudential adjustments; (ii). Complementary Capital: composed of perpetual instruments that meet the eligibility requirements. Added to Main Principal, it makes up Level I; and (iii). Level II: composed of subordinated debt instruments with defined maturity that meet the eligibility requirements. Added to Main and Complementary Capital, it makes up Total Capital.

c) Payment capacity in relation to financial commitments assumed

We ensure our full capacity to honor payments with respect to financial commitments assumed and we manage our liquidity reserves by way of estimates of funds that will be available for investments, taking into account business continuity under normal conditions.

Liquidity risk is controlled by a department independent from the business areas, which is responsible for defining the set-up of the reserve by proposing assumptions for the behavior of cash flows in different periods, proposing and monitoring liquidity risk limits consistent with the institution’s risk appetite, informing about any noncompliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting the information required by regulatory bodies. All activities are assessed by independent validation, internal controls and audit departments.

Furthermore, and in accordance with CVM requirements and rules of the Central Bank of Brazil, we monthly deliver our Liquidity Risk Statements (DLR) to the Central Bank of Brazil. The following items are regularly prepared and submitted to senior management for monitoring and supporting decision-making:

- Different projects for the evolution of liquidity capacity;
- Contingency plans for crisis situations;
- Reports and graphs that describe risk positions;
- Assessment of funding cost and alternative funding sources;
- Monitoring funding diversification through constant control over funding sources, considering the type of investor and term, among other factors.

The table below shows assets and liabilities according to remaining contractual terms, considering non-discounted flows.

In millions of R$

Undiscounted future flows, except for derivatives which are fair value	12/31/2022					12/31/2021				
Financial assets [1]	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**
Cash	**35,381**	**-**	**-**	**-**	**35,381**	**44,512**	**-**	**-**	**-**	**44,512**
Interbank investments	**225,253**	**57,085**	**1,797**	**1,493**	**285,628**	**195,260**	**32,238**	**4,535**	**1,670**	**233,703**
Securities purchased under agreements to resell – Collateral held [2]	46,146	9,912	-	116	56,174	32,435	-	-	-	32,435
Securities purchased under agreements to resell – Collateral repledge	138,381	30,926	-	-	169,307	105,875	19,355	-	-	125,230
Interbank deposits [4]	40,726	16,247	1,797	1,377	60,147	56,950	12,883	4,535	1,670	76,038
Securities	**214,486**	**55,033**	**28,743**	**230,772**	**529,034**	**158,915**	**30,191**	**45,156**	**223,244**	**457,506**
Government securities - available	188,251	-	2	-	188,253	145,989	453	483	6,737	153,662
Government securities – under repurchase commitments	6,196	27,370	12,194	37,632	83,392	1,337	13,446	27,132	35,575	77,490
Private securities - available	19,995	24,066	11,986	128,862	184,909	11,247	13,349	12,062	133,385	170,043
Private securities – under repurchase commitments	44	3,597	4,561	64,278	72,480	342	2,943	5,479	47,547	56,311
Derivative financial instruments - Net position	**22,572**	**15,577**	**10,093**	**29,966**	**78,208**	**15,492**	**17,924**	**8,826**	**26,803**	**69,045**
Swaps	4,866	5,499	8,261	28,276	46,902	1,820	3,803	7,341	25,050	38,014
Options	15,610	6,649	802	610	23,671	10,599	9,216	683	754	21,252
Forwards	460	135	-	6	601	1,595	1,513	3	-	3,111
Other derivatives	1,636	3,294	1,030	1,074	7,034	1,478	3,392	799	999	6,668
Loan and lease operations [3]	**93,627**	**314,332**	**154,386**	**334,402**	**896,747**	**77,663**	**282,913**	**135,840**	**315,004**	**811,420**
Other financial assets	**3**	**314**	**91**	**967**	**1,375**	**-**	**144**	**5**	**8**	**157**
Total financial assets	**591,322**	**442,341**	**195,110**	**597,600**	**1,826,373**	**491,842**	**363,410**	**194,362**	**566,729**	**1,616,343**

1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 115,748 (R$ 110,392 at 12/31/2021), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.
2) Net of R$ 14,576 (R$ 9,266 at 12/31/2021) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.
3) Net of payment to merchants of R$ 109,981 (R$ 92,011 at 12/31/2021) and the amount of liabilities from transactions related to credit assignments R$ 772 (R$ 1,004 at 12/31/2021).
4) Includes R$ 28,108 (R$ 40,221 at 12/31/2021) related to Compulsory Deposits with Central Banks of other countries.

In millions of R$

Undiscounted future flows, except for derivatives which are fair value	12/31/2022					12/31/2021				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**370,101**	**138,908**	**66,162**	**405,977**	**981,148**	**397,416**	**96,669**	**95,397**	**350,792**	**940,274**
Demand deposits	117,587	-	-	-	117,587	158,116	-	-	-	158,116
Savings deposits	179,704	-	-	-	179,704	190,001	-	-	-	190,601
Time deposit	66,750	134,941	66,161	405,977	673,829	46,938	94,040	95,149	350,701	586,918
Interbank deposits	1,022	3,967	1	-	4,990	933	2,629	248	1	3,811
Other deposits	4,978	-	-	-	4,978	828	-	-	-	828
Compulsory deposits	**(49,497)**	**(17,084)**	**(8,119)**	**(41,048)**	**(115,748)**	**(49,924)**	**(12,461)**	**(11,797)**	**(36,210)**	**(110,392)**
Demand deposits	(13,148)	-	-	-	(13,148)	(17,812)	-	-	-	(17,812)
Savings deposits	(27,923)	-	-	-	(27,923)	(25,807)	-	-	-	(25,807)
Time deposit	(8,426)	(17,084)	(8,119)	(41,048)	(74,677)	(6,305)	(12,461)	(11,797)	(36,210)	(66,773)
Securities sold under repurchase agreements [1]	**297,853**	**1,900**	**6,597**	**15,387**	**321,737**	**265,184**	**5,615**	**7,020**	**5,943**	**283,762**
Government securities	229,077	1,899	6,597	15,375	252,948	191,281	1,261	3,885	5,687	202,114
Private securities	23,709	1	-	12	23,722	26,141	3,621	2,775	18	32,555
Foreign	45,067	-	-	-	45,067	47,762	733	360	238	49,093
Funds from acceptances and issuance of securities [2]	**10,532**	**52,792**	**61,847**	**152,502**	**277,673**	**2,986**	**35,345**	**30,927**	**83,967**	**153,226**
Loans and onlending obligations [3]	**35,747**	**70,549**	**10,734**	**11,284**	**128,314**	**9,875**	**71,278**	**9,491**	**12,868**	**103,512**
Subordinated debt [4]	**492**	**22,085**	**7,803**	**43,189**	**73,569**	**55**	**27,857**	**16,282**	**48,969**	**93,163**
Derivative financial instruments - Net position	**8,002**	**34,114**	**9,056**	**25,689**	**76,861**	**7,153**	**23,799**	**8,596**	**23,656**	**63,204**
Swaps	2,835	5,114	7,344	23,775	39,068	1,562	3,970	6,944	22,170	34,646
Option	3,221	25,087	901	673	29,882	4,086	16,896	786	779	22,547
Forward	55	10	-	-	65	762	-	-	-	762
Other derivatives	1,891	3,903	811	1,241	7,846	743	2,933	866	707	5,249
Other financial liabilities	**-**	**252**	**34**	**297**	**583**	**-**	**158**	**-**	**3**	**161**
Total financial liabilities	**675,359**	**302,967**	**153,854**	**611,957**	**1,744,137**	**632,745**	**248,261**	**155,916**	**489,988**	**1,526,910**

1) Includes own and third parties' portfolios.
2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
3) Recorded in funds from interbank markets.
4) Recorded in funds from institutional markets.

d) Sources of funding used for working capital and investments in noncurrent assets

The table below shows our average deposits and borrowings for the 12-month periods ended December 31, 2022 and 2021:

Liabilities	2022		2021	
	Average balance	Average yield/rate	Average balance	Average yield/rate
	(In millions of R$, except percentages)			
Interest-bearing liabilities	**1,704,516**	**78.5%**	**1,557,003**	**77.3%**
Interest-bearing deposits	690,272	31.8%	667,407	33.1%
Savings deposits	183,203	8.4%	184,469	9.2%
Deposits from banks and time deposits	507,069	23.4%	482,938	24.0%
Securities sold under repurchase agreements	261,482	12.0%	249,691	12.4%
Interbank market debt and Institutional market debt	379,593	17.5%	299,712	14.9%
Interbank market debt	250,247	11.5%	161,931	8.0%
Institutional market debt	129,346	6.0%	137,781	6.8%
Reserves for insurance and private pension and Liabilities for capitalization plans	226,727	10.4%	221,084	11.0%
Other interest-bearing liabilities	146,442	6.7%	119,109	5.9%
Non-interest bearing liabilities	**296,124**	13.6%	**300,039**	14.9%
Non-interest bearing deposits	140,055	6.5%	145,306	7.2%
Other non-interest-bearing liabilities	156,069	7.2%	154,733	7.7%
Total stockholders' equity attributed to the owners of the parent company	**159,292**	7.3%	**146,678**	7.3%
Non-controlling interests	**10,062**	0.5%	**11,577**	0.6%
Total	**2,169,994**	**100.0%**	**2,015,297**	**100.0%**

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please see "Note 15 – Deposits" of our IFRS consolidated financial statements for further information about funding.

We may occasionally seek to settle or purchase our outstanding debt, including subordinated notes (subject to approval from the Central Bank of Brazil) and senior notes, through repurchases in the open market, privately negotiated transactions or otherwise. Occasional repurchases, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, canceled or resold and any resale thereof must be in compliance with applicable requirements or exemptions under relevant securities laws.

Some of our long-term debt allows for the acceleration of the outstanding principal balance upon the occurrence of specified events, which are ordinarily found in long-term financing agreements. Up to December 31, 2022, none of these events, including any events of default or failure to satisfy financial covenants, had occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. Furthermore, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding but are allowed to make deposits in the latter, which represent interbank certificates of deposit (CDIs). These restrictions have not had, and are not expected to have, a material impact on our ability to meet cash obligations.

The table below shows the breakdown of our sources of funding in consolidated figures on December 31, 2022 and 2021.

Breakdown of the main sources of funds	2022	% of total funding	2021	% of total funding
	(In millions of R$, except percentages)			
Deposits	**871,438**	**54.8**	**850,372**	**59.8**
Demand deposits	117,587	7.4	158,116	11.1
Savings deposits	179,764	11.3	190,601	13.4
Time deposits	564,215	35.5	497,051	34.9
Interbank deposits	4,894	0.3	3,776	0.3
Other deposits	4,978	0.3	828	0.1
Securities sold under repurchase agreements	**293,440**	**18.5**	**252,848**	**17.8**
Interbank market funds	**294,587**	**18.6**	**177,145**	**12.6**
Real estate credit bills	28,117	1.8	10,663	0.8
Rural credit bills	36,283	2.3	13,701	1.0
Financial bills	66,605	4.2	24,059	1.7
Guaranteed real estate bills	50,575	3.2	30,998	2.2
Import and export financing	101,152	6.4	86,948	6.1
On-lending-domestic	11,855	0.7	10,776	0.8
Institutional market funds	**129,382**	**8.1**	**138,636**	**9.8**
Subordinated debt	54,540	3.4	75,036	5.3
Foreing loans through securities	70,521	4.4	62,843	4.4
Funding from structured operations certificates	4,321	0.3	757	0.1
Total	**1,588,847**	**100.0**	**1,419,001**	**100.0**

e) Sources of funding for working capital and investments in noncurrent assets intended to be used to cover liquidity deficiencies

Our Board of Directors determines our policy regarding liquidity risk management and sets broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML (Comitê Superior de Risco de Mercado e Liquidez), composed of senior management members, is responsible for the strategic liquidity risk management to be in line with the board-approved liquidity risk framework and risk appetite. Upon setting our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury department is responsible for the day-to-day management of the Itaú Unibanco Group's liquidity profile, within the parameters set by our Board of Directors and the CSRML. This includes the oversight responsibility for all business units operating outside of Brazil.

We keep separate liquidity pools at our Brazilian operations and at each of our foreign subsidiaries. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while being in compliance with the liquidity limits set by our senior management. In general, liquidity transfers between subsidiaries or between the head office and a subsidiary are very rare, except under very specific circumstances (e.g., targeted capital increases).

CMN regulations also set capital conservation and countercyclical buffers for Brazilian financial institutions, and their minimum percentages, as well as any sanctions and restrictions that apply in the case of noncompliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The table below shows our operational liquidity reserve on December 31, 2022 and 2021:

	As of December 31,		2022 Average
	2022	2021	Balance (1)
	(In millions of R$)		
Cash	35,381	44,512	38,371
Securities purchased under agreements to resell – Funded positior	34,373	32,436	43,954
Unencumbered government securities (3)	189,279	152,099	164,887
Operational reserve	**259,033**	**229,047**	**247,212**

1) Average calculated based on audited interim financial statements.

2) Net of R$ 14,576 (R$9,266 at 12/31/2021), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.

3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Management controls our liquidity reserves by projecting the funds that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in unusual market situations (i.e., stress scenarios).

Liquidity management makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity levels to meet present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to the effects of disruptions and volatility in global financial markets and economies in those countries where we do business, especially in Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as credit facilities which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR.

We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

We present below a discussion of our LCR for the average of the three-month period ended on December 31, 2022, and NSFR as of December 31, 2022.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749, of March 5, 2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

Liquidity Coverage Ratio	December 31, 2022	December 31,2021
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	325.269	307,280
Cash Outflows[2]	325,269	341,053
Cash Inflows[3]	361,902	147,960
Total Net Cash Outflows	164,104	193,093
LCR%	197,798	**159.1%**

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2022, was 164.4% and, accordingly, above the Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869, of December 19, 2017. The NSFR corresponds to the ratio of our available stable funds, or ASF, for the end of each period to our required stable funds, or RSF for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	As of December 31, 2022	As of December 31, 2021
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	1,151,750	1,016,989
Total Required Stable Funding (RSF)[2]	922,395	839,830
NSFR (%)	**124.9%**	**121.1%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2022, our ASF totaled R$1,151.8 billion, mainly due to capital and Retail Business and Wholesale Business funding, and our RSF totaled R$922.4 billion, particularly due to loans and financings with wholesale business and retail business customers, central governments and transactions with central banks.

As of December 31, 2022, our NSFR was 124.9% and, accordingly, above Central Bank requirements.

f) Indebtedness ratios and characteristics of debts, also describing:

I – Significant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing, and a significant portion comes from the retail banking segment. Total funds from clients reached R$1,182.5 billion (R$1,068.6 billion on December 31, 2021), and noteworthy were time deposits. Of these total funds, 31.5%, or R$373.0 billion, are immediately available to clients. However, the historical behavior of the accumulated balance of the two largest

items - demand deposits and savings deposits - is fairly consistent: the sum of balances grows over time and cash inflows are in excess of outflows when comparing the monthly flow averages. The table below shows the breakdown of funding with maturities of up to 30 days and total funds from clients.

R$ million

Funding from customers	12/31/2022			12/31/2021		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**360,548**	**871,438**		**402,930**	**850,372**	
Demand deposits	117,587	117,587	9.9%	158,116	158,116	14.8%
Savings deposits	179,764	179,764	15.2%	190,601	190,601	17.9%
Time deposits	57,365	564,215	47.7%	52,563	497,051	46.5%
Other	5,832	9,872	0.8%	1,650	4,604	0.4%
Funds from acceptances and issuance of securities (1)	12,436	256,495	21.8%	2,310	143,138	13.4%
Funds from own issue (2)	-	8	-	-	21	-
Subordinated debt	-	54,540	4.6%	-	75,036	7.0%
Total	**372,984**	**1,182,481**	**100.0%**	**405,240**	**1,068,567**	**100.0%**

1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.
2) Refers to deposits received under securities repurchase agreements with securities from own issue.

III - Level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, the many bankrupt estate creditors are repaid according to order of priority. Particularly in relation to debts comprising the Issuer's indebtedness, the following order of priority must be followed: secured debts, unsecured debts, subordinated debt eligible to make up Tier 2 of the issuer's Referential Equity, and subordinated debt eligible to make up Tier 1 of the Issuer's Referential Equity. It is worth mentioning that creditors with secured debts have priority up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to the amount exceeding such limit. Although no subordination exists among the many unsecured creditors or the creditors of the same type of subordinated debt likewise, creditors with subordinated debt eligible to make up Tier 2 of the Issuer's Referential Equity is given priority in relation to creditors with subordinated debt eligible to make up Tier 1 of the Issuer's Referential Equity.

Funds raised with the issuance of subordinated debt securities are as follows:

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2022
Subordinated financial bills - BRL					
	982	2012	2022	IPCA + 5.15% to 5.60%	-
	20	2012	2022	IGPM + 4.63%	-
	2,146	2019	Perpetual	114% of SELIC	2,249
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,047
	50	2019	2028	CDI + 0.72%	62
	2,281	2019	2029	CDI + 0.75%	2,834
	450	2020	2029	CDI + 1.85%	550
	106	2020	2030	IPCA + 4.64%	138
	1,556	2020	2030	CDI + 2%	1,907
	5,488	2021	2031	CDI + 2%	6,478
	1,005	2022	Perpetual	CDI + 2.4%	1,041
				Total	**16,306**
Subordinated euronotes - USD					
	1,341	2012	2022	5.50%	-
	1,854	2012	2023	5.13%	9,735
	1,244	2017	Perpetual	7.72%	6,516
	750	2018	Perpetual	6.50%	3,985
	750	2019	2029	4.50%	3,932
	700	2020	Perpetual	4.63%	3,708
	500	2021	2031	3.88%	2,623
	200	2022	Perpetual	6.80%	3
				Total	**30,502**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	-
	180,351	2008	2033	3.50% to 4.92%	1,476
	97,962	2009	2035	4.75%	1,133
	1,060,250	2010	2032	4.35%	112
	1,060,250	2010	2035	3.90% to 3.96%	257
	1,060,250	2010	2036	4.48%	1,225
	1,060,250	2010	2038	3.93%	892
	1,060,250	2010	2040	4.15% to 4.29%	687
	1,060,250	2010	2042	4.45%	335
	57,168	2014	2034	3.80%	438
				Total	**6,555**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	115
	146,000	2013	2028	IPC + 2%	161
	780,392	2014	2024	LIB	901
				Total	**1,177**
Total					**54,540**

IV - Any restrictions imposed on the issuer, particularly in relation to indebtedness limits and raising of new debt, distribution of dividends, disposal of assets, issuance of new securities and disposal of stockholding control, and whether the issuer complies with these restrictions.

Itaú Unibanco Holding S.A. ("Issuer") set up a program to issue and distribute notes through certain financial intermediaries ("Program") in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier 1 or Tier 2 of the Issuer's Referential Equity ("Notes") up to the limit of one hundred billion U.S. dollars (US$100,000,000,000.00).

This Program contains financial covenants that determine the acceleration of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as "Events of Default", as usually included in long-term financing contracts. Events of Default applicable to the Senior Notes issued under the Program are: (i) nonpayment of any financial obligations (principal and interest) due under the corresponding Note (nonpayment); (ii) noncompliance with any other material obligations assumed under with the corresponding Note other than the financial obligation to pay the amounts due under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding S.A. or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or by its material subsidiaries (construed as investees accounting for at least 10% of the total consolidated assets disclosed in the latest annual balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding's regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency); and (v) any events that

under Brazilian law have effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are as follows: (i) nonpayment of financial obligations (non-payment); (ii) dissolution (provided that not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the Subordinated Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below.

On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192 of March 1, 2013 (revoked and replaced, as from January 2, 2022, by CMN Resolution No. 4,955 of October 21, 2021, but with no impact on the terms of the Program described below). Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier 1 of the Issuer's Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier 2 of the Issuer's Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Supplementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, any Subordinated Notes eligible to make up Tier 1 of the Issuer's Referential Equity provides for (i) (i) the payment of related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer's Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficiency of Additional Core Capital.. Regarding the aforementioned events, any interest of which payment is suspended will be deemed terminated. None of situations above described will be deemed as a Default Event or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part.

Events of Default applicable to Subordinated Notes eligible to make up the Issuer's Referential Equity issued after August 4, 2016 are as follows: (i) nonpayment of financial obligations (non-payment), even though its occurrence will not cause the acceleration of the outstanding balance of these Notes; (ii) dissolution (provided that not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the scope of Subordinated Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii).

Up to December 31, 2022, none of the aforementioned financial covenants have been breached and there was no failure to pay any financial obligation assumed under the Program.

To date, the following issuances ("Issuances") have been completed in accordance with the Program:

(i) First Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on April 15, 2010, settled on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on September 23, 2010, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issuance: Senior Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on November 23, 2010, settled on November 23, 2015, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iv) Reopening of Second Issuance: Subordinated Notes amounting to two hundred fifty million U.S. dollars (US$250,000,000.00) issued on January 31, 2011, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein were issued and distributed by reopening the second issuance of Subordinated Notes and are the second series of the second issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP codes and are fungible with each other;

(v) Fourth Issuance: Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on June 21, 2011, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to five hundred million U.S. dollars (US$550.000.000,000) issued on January 24, 2012, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein were issued and distributed by reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the fourth issuance share the same ISIN and CUSIP codes and are fungible with each other;

(vii) Fifth Issuance: Subordinated Notes amounting to one billion, two hundred fifty million U.S. dollars (US$1,250,000,000.00) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issuance: Subordinated Notes amounting to one billion, three hundred seventy-five million U.S. dollars (US$1,375,000,000.00) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ix) Seventh Issuance: Subordinated Notes amounting to one billion, eight hundred seventy million U.S. dollars (US$1,870,000,000.00) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(x) Eighth Issuance: Senior Notes amounting to one billion fifty million U.S. dollars (US$1,050,000,000.00) issued on May 26, 2015, settled on May 26, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xi) Ninth Issuance: Perpetual Subordinated Notes amounting to one billion, two hundred fifty million U.S. dollars (US$1.250.000.000,00) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xii) Tenth Issuance: Perpetual Subordinated Notes amounting to seven hundred fifty million U.S. dollars (US$750,000,000.00) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xiii) Eleventh Issuance: Subordinated Notes amounting to seven hundred fifty million U.S. dollars (US$750,000,000.00) issued on November 21, 2019, with maturity on November 21, 2029, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xiv) Twelfth Issuance: Senior Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on January 24, 2020, with maturity on January 24, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xv) Thirteenth Issuance: Senior Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 24, 2020, with maturity on January 24, 2025, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xvi) Fourteenth Issuance: Perpetual Subordinated Notes amounting to seven hundred million U.S. dollars (US$700,000,000.00) issued on February 27, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

(xvii) Fifteenth Issuance: Tier 2 Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on January 15, 2021, with maturity on April 15, 2031, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and Issuances impose certain conditions and restrictions on the Issuer, as follows:

Merger, Amalgamation or Disposal of Assets. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as amalgamation, merger and spin-off processes) without the consent of the owners of the Notes, provided that:

(i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations of the principal and interest arising from any notes issued under this Program, as well as to assume all other Program obligations imposed on the Issuer;

(ii) no event of default occurs by carrying out these transactions; and

(iii) based on any public announcement related to the transaction and before its completion, the Issuer delivers to the trustee a representation executed by its legal representatives stating that the asset disposal in question is in compliance with the conditions and restrictions above, together with a legal opinion issued by an independent legal advisor, declaring the legality, validity and enforcement of the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer.

As described above, Senior Notes are subject to default of other debts assumed by Itaú Unibanco Holding S.A. (cross default) or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or its relevant subsidiaries (cross acceleration), at an amount equal to or greater than 0.8% of Itaú Unibanco Holding S.A's regulatory capital. Taking into account the issuances of Senior Notes issued and not settled, the percentage of financial debt subject to cross acceleration is 0.2% [1].

[1] The indebtedness ratio was calculated considering the Senior Notes issued and not settled referring to the Thirteenth Issue, item (xv) above, in the amount of US$500,000,000.00, corresponding to R$2,608,550,000.00, divided by the total Funding and Borrowing and Onlending obligations in the amount of R$1,618,431,000,000.00 (Note 7 of the Financial Statement in BRGAAP), totaling 0.2%. It was considered the exchange rate on 12/30/2022 of R$5.2171.

g) Limits on financing raised and percentages already used

Itaú Unibanco Holding is subject to parameters required by monetary authorities, in accordance with the Basel principles.

Management considers the current BIS ratio (15.0% based on Prudential Conglomerate, of which 13.5% of Tier 1 and 1.5% of Tier 2) to be appropriate. Furthermore, Itaú Unibanco Holding exceeds the minimum Referential Equity required by R$86,328 million (R$77,490 million on December 31, 2021), higher than Additional Core Capital of R$43,350 million (R$34,625 million on December 31, 2021), widely covered by available capital.

h) Significant changes in each item of the statements of income and of cash flows

The analysis of statements of income and of cash flows is in items 2.2 a) and 2.1 e), respectively, of this form.

2.2. Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2022 and 2021

Highlights

The table below presents our summarized consolidated statement of income for the years ended December 31, 2022 and 2021.

Please see our audited consolidated financial statements for further details about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the years ended December 31,		Variation	
	2022	2021	R$ million	%
	(In millions of R$)			
Operating revenues	**144,857**	**126,374**	18,483	14.6
Net interest income[(1)]	87,211	75,209	12,002	16.0
Non-interest income[(2)]	57,646	51,165	6,481	12.7
Expected loss from financial assets and claims	**(29,287)**	**(14,379)**	(14,908)	103.7
Other operating income (expenses)	**(78,037)**	**(69,764)**	(8,273)	11.9
Net income before income tax and social contribution	**37,533**	**42,231**	(4,698)	(11.1)
Current and deferred income and social contribution taxes	(6,796)	(13,847)	7,051	(50.9)
Net income	**30,737**	**28,384**	2,353	8.3
Net income attributable to owners of the parent company	**29,702**	**26,760**	2,942	11.0

(1) Includes:

(i) interest and similar income (R$190,273 million and R$129,253 million in the years ended December 31, 2022 and 2021, respectively);
(ii) interest and similar expenses (R$(138,515) million and R$(69,305) million in the years ended December 31, 2022 and 2021, respectively);
(iii)income of financial assets and liabilities at fair value through profit or loss (R$34,173 million and R$16,678 million in the years ended December 31, 2022 and 2021, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$1,280 million and R$(1,417) million in the years ended December 31, 2022 and 2021, respectively).

(2) Includes commissions and banking fees, Income from insurance and private pension operations before claim and selling expenses and other income.

Year ended December 31, 2022, compared to year ended December 31, 2021.

Net income attributable to owners of the parent company increased by 11.0% to R$29,702 million for the year ended December 31, 2022, from R$26,760 million for the same period of 2021. This is mainly due to a 14.6%, or R$18,483 million, increase in operating revenues, offset by a 103.7%, or R$14,908 million, increase in expected loss from financial assets and claims. These line items are further described below:

Net interest income increased by R$12,002 million, or 16.0%, for the year ended December 31, 2022, compared to the same period of 2021, mainly due to increases in the following line items (i) R$61,020 million in interest and similar income, mainly due to increases of R$24,055 million in loan operations income and R$15,655 million in income from securities purchased under agreements to resell; and (ii) R$17,495 million in income of financial assets and liabilities at fair value through profit or loss. These increases were largely offset by (i) an increase of R$69,210 million in interest and similar expenses, mainly due to an increase of R$31,866 million in deposits; (ii) an increase of R$19,764 million in securities sold under repurchase agreements; and (iii) R$16,635 million in financial expense from technical provisions for insurance and private pension.

Brazilian tax legislation provides for gains and losses arising from exchange rate variations on permanent foreign investments to be included in the tax calculation basis, based on their nature, as well as foreign-exchange variations on the hedged portions of foreign investments which, according to Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022 onwards. Our investments abroad with risk coverage had their hedges 100% adjusted on December 31, 2021, in accordance with Law No. 14,031 of July 28, 2020. Accordingly, the depreciation of the *real* against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the *real* against foreign currencies, generates gains on our hedging instruments abroad. This affected our tax expenses recorded in the line items "current and deferred income and social contribution taxes" and "other operating income (expenses)." The nominal appreciation of the *real* against the U.S. dollar was 6.5% comparing December 31, 2022 with December 31, 2021, and the nominal depreciation of the *real* against the U.S. dollar was 7.4% comparing December 31, 2021 with December 31, 2020.

The fiscal effect on the hedging instruments for our investments abroad and other resulted in a gain of R$3,257 million for the year ended December 31, 2022, compared to a gain of R$2,838 million for the same period of 2021.

Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$12,421 million for the year ended December 31, 2022, compared to the same period of 2021.

- **Interest and similar income** increased by 47.2% for the year ended December 31, 2022, compared to the same period of 2021, due to the positive effect of the growth of our loan portfolio, associated

- with the gradual change in the mix of products to loans to the Retail Business segment. As of December 31, 2022, the SELIC rate was 13.75% per annum compared to 9.25% per annum as of December 31, 2021.

  - **Interest and similar expenses** increased by 99.9% for the year ended December 31, 2022 compared to the same period of 2021, due to increases in the following items: (i) R$31,866 million in expenses from deposits, especially in time deposits; (ii) R$19,764 million in expenses from securities sold under repurchase agreements; and (iii) R$16,635 million in expenses from technical provisions for insurance and private pension, due to an increase in private pension plan liabilities and a change in investment funds linked to pension plans, from multimarket to fixed-income, both indexed to the SELIC rate which increased during the period. The increases mentioned above are a result of the increase in interest rates and the increase in the volume of our operations.

Please see "Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss" to our audited consolidated financial statements for further details on interest and similar expenses.

Non-interest income increased by 12.7% reaching R$57,646 million for the year ended December 31, 2022 compared to the same period of 2021. This increase was mainly due to (i) a 9.6%, or R$4,054 million, increase in commissions and banking fees, due to the higher transaction volume from credit and debit cards, both in the issuance and in the acquiring segment; and (ii) a 52.9%, or R$1,843 million, increase in other income, due to the corporate reorganization of *Câmara Interbancária de Pagamentos*, or CIP, to a new company, CIP S.A.

The following chart shows the main components of our banking service fees for the years ended December 31, 2022, and 2021:


(In R$ million)
Commissions and Banking Fees
46,378
2,702
617
3,348
1,971
2,539
7,684
7,528
19,989
42,324
2,578
605
3,579
2,020
2,511
7,177
7,803
16,051
2022
2021
Other
Custody Services
Advisory Services and Brokerage
Collection Services
Credit Operations and Financial Guarantees Provided
Asset Management
Current Account Services
Credit and Debit Cards

Please see "Note 22 – Commissions and Banking Fees" to our audited consolidated financial statements for further details on banking service fees.

Expected Loss from Financial Assets and Claims

Our expected loss from financial assets and claims increased by R$14,908 million, or 103.7%, for the year ended December 31, 2022, compared to the same period of 2021, mainly due to an increase in expected loss with loan and lease operations of R$14,149 million for the year ended December 31, 2022, compared to the same period of 2021. This increase was due to (i) the growth of our credit portfolio, and (ii) a subsequent event related to a

specific case in the large companies segment, for which we recorded a provision for loan losses to cover 100% of the exposure of R$1.3 billion (R$719 million, net of taxes) as of December 31, 2022.

Please see "Note 10 — Loan and Lease operations" to our audited consolidated financial statements for further details on our loan and lease operations portfolio.

- **Non-performing loans:** We calculate our 90-day non-performing loan or NPL ratio as the value of our 90-days non-performing loans to our loan portfolio.

As of December 31, 2022, our 90-day NPL ratio was 3.3%, an increase of 50 basis points compared to December 31, 2021. This increase was due to the increase of 100 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, with higher delinquency rates for individuals in Brazil, especially in our credit card, personal loan and vehicle financing portfolios, which were partially offset by a decrease of 30 basis points in our companies loan portfolio. In the fourth quarter of 2022, we recorded sales of active portfolios with no risk retention to non-related companies. From these sales, R$278 million refer to active loans that were more than 90 days overdue, of which R$158 million would still be an active portfolio at the end of 2022 if not sold. Additionally, we sold R$296 million which refer to active portfolios non-overdue or with short delinquency that did not have a material impact on delinquency ratios. In addition, we sold an active and not overdue portfolio of R$773 million from a specific client of the corporate segment with no impact on our delinquency ratios.

We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

As of December 31, 2022, our 15 to 90 days NPL ratio was 2.2%, an increase of 50 basis points when compared to December 31, 2021. During this period our 15 to 90-day NPL ratio increased by 50 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio, which is returning to its pre-pandemic levels, mainly due to higher delinquency rates in the credit card, personal loan and vehicle financing portfolios, and increased by 20 basis points in respect of our companies loan portfolio, as of December 31, 2022 compared to December 31, 2021.

The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2021, through December 31, 2022:


90-day NPL Ratio
3.8%
4.2%
4.4%
4.6%
4.8%
2.8%
3.0%
3.1%
3.1%
3.3%
1.7%
1.6%
1.5%
1.4%
1.4%
Dec/21
Mar/22
Jun/22
Sep/22
Dec/22
Total
Companies
Individuals


15 to 90-days NPL Ratio
2.7%
3.1%
3.1%
3.2%
3.2%
1.7%
2.1%
2.1%
2.3%
2.2%
0.7%
1.0%
1.0%
1.2%
0.9%
Dec/21
Mar/22
Jun/22
Sep/22
Dec/22
Total
Companies
Individuals

- **Coverage ratio (90 days):** We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2022, our coverage ratio in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, was 212% compared to a ratio of 241% as of December 31, 2021. This decrease was mainly due to an increase in NPL 90-day loans, concentrated in the individual's segment in Brazil and driven by the expansion of our loan portfolio, especially in the Retail Business segment.

The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2021, through December 31, 2022:



Coverage Ratio (90 days) (1)
241%
232%
218%
215%
212%
Dec/21
Mar/22
Jun/22
Sep/22
Dec/22
(1) Data presented in BRGAAP.

Other Operating Income (Expenses) increased by 11.9% to an expense of R$78,037 million for the year ended December 31, 2022, from an expense of R$69,764 million for the same period of 2021. This increase was mainly due to the R$6,615 million, or 10.6%, increase in our general and administrative expenses for the year ended December 31, 2022. This increase was due to: (i) the effects of the annual collective wage agreement, the growth in the number of employees, in addition to the increase in profit sharing expenses; (ii) higher expenses with credit card reward programs; (iii) expenses with tax and social security provisions, and media marketing campaigns.

Please see "Note 23 – General and Administrative Expenses" to our audited consolidated financial statements for further details.

Current and deferred income and social contribution taxes amounted to an expense of R$6,796 million for the year ended December 31, 2022, from an expense of R$13,847 million in the year ended December 31, 2021.

This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in "Net interest income," which amounted to a gain of R$3,215 million for the year ended December 31, 2022, compared to a gain of R$2,549 million for the same period of 2021. Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased by R$6,385 million during this period.

Please see "Note 24 – Taxes" to our audited consolidated financial statements in IFRS for further details.

b) Material changes in revenue arising from introduction of new products and services, changes in volumes and prices, foreign exchange rates and inflation

Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for credit, financial services and our client's creditworthiness are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Fluctuations in interest rates may significantly affect our net margins since they impact funding and lending costs. Main changes in revenue are outlined in item 2.2a of this Manual.

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and finance result of the issuer, if material

We carried out a sensitivity analysis per market risk factors considered material. Resulting highest losses, per risk factor in each scenario, are outlined with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios.

The market risk structure segregates operations between trading and banking portfolios, according to the general criteria set out by CMN Resolution No. 4,557 of February 23, 2017, and Resolution No. 111 of July 6, 2021 of the Central Bank of Brazil.

The sensitivity analyses of the trading and banking portfolios, shown below, represent a steady assessment of the portfolio exposure and therefore do not factor in management's dynamic response capacity (treasury and control departments) to put into effect mitigating measures whenever a situation of loss or high risk is identified, minimizing possible significant losses. Moreover, it should be noted that actual results do not necessarily translate into accounting results, as the sole purpose of the study is to disclose risk exposure and respective hedging actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

Trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, carried out with a trading intention.

Trading portfolio	**Exposures**	**12/31/2022 (*)**			**12/31/2021 (*)**		
		Scenarios			**Scenarios**		
Risk factors	**Risk of variations in:**	I	II	III	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	-	(29.9)	(66.7)	(0.3)	(86.5)	(167.4)
Currency Coupon	Foreign Exchange Coupon Rates	(0.1)	(71.8)	(135.0)	(0.1)	(42.7)	(78.2)
Foreign Currency	Foreign Exchange Rates	(2.1)	33.8	114.5	(3.1)	(13.2)	(38.7)
Price Indices	Inflation Coupon Rates	0.4	(29.3)	(60.9)	-	(37.3)	(80.5)
TR	TR Coupon Rates	-	-	-	-	-	-
Equities	Prices of Equities	0.5	61.4	137.9	0.2	56.5	169.7
Other	Exposures that do not fali under Ihe definitions above	(0.2)	8.4	18.9	(0.1)	5.4	15.4
Total		**(1.5)**	**(27.4)**	**8.7**	**(3.4)**	**(117.8)**	**(179.7)**

Trading and Banking portfolios	**Exposures**	**12/31/2022 (*)**			**12/31/2021 (*)**		
		Scenarios			**Scenarios**		
Risk factors	**Risk of variations in:**	I	II	III	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(9.6)	(2,862.8)	(5,432.1)	(12.8)	(3,447.2)	(6,666.7)
Currency Coupon	Foreign Exchange Coupon Rates	(1.0)	(201.4)	(365.7)	(3.2)	(304.5)	(575.4)
Foreign Currency	Foreign Exchange Rates	1.1	(29.6)	(4.0)	1.6	(110.4)	(236.2)
Price Indices	Inflation Coupon Rates	0.1	(117.4)	(427.3)	(0.3)	(183.7)	(473.8)
TR	TR Coupon Rates	0.2	(45.1)	(123.9)	1.1	(243.8)	(535.0)
Equities	Prices of Equities	4.3	(31.3)	(47.5)	6.0	(89.0)	(121.3)
Other	Exposures that do not fali under Ihe definitions above	2.5	7.1	16.2	-	1.8	0.8
Total		**(2.4)**	**(3,280.5)**	**(6,384.3)**	**(7.6)**	**(4,376.8)**	**(8,607.6)**

(*) Amounts net of tax effects.

To measure these sensitivities, we use the scenarios below and estimate the impact of each risk factor alone, excluding any effects that offset or underline these effects, among these many factors:

Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indices and one percentage point to currency and share prices;

Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor;

Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, upwards and downwards, considering the largest resulting losses per risk factor.

Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2022, total average Value at Risk (VaR) under historical simulation amounted to R$678 million, or 0.4% of total equity (for the whole of 2021 it was R$441 million or 0.3% of total equity).

Structural gap, composed of commercial transactions and corresponding financial instruments, has historically remained stable with small variations, since it is primarily composed of assets and liabilities of our retail banking activities and derivatives used as hedge against the market risk of these transactions.

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. Please refer to section "Currency Risk" of the Complete Financial Statements (IFRS), Note 32 – Risk and Capital Management for further information.

The gap management policy adopted by the CSRML takes into consideration the tax effects related to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy.

Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked onlending from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities.

The information below was prepared on a consolidated basis, eliminating related-party transactions. Foreign investments, eliminated during the consolidation process, amounted to R$76.0 billion on December 31, 2022, under the gap management policy adopted as mentioned above. Note that the bank applies either economic hedges or hedge accounting to net investments abroad.

R$ million

Exchange Rate Sensitivity	For The Year Ended December 31, 2022				
	Brazilian currency	Denominated in foreign currency (1)	Indexed to foreign currency (1)	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except percentages)				
Assets	**1,719,258**	**550,797**	**53,385**	**2,323,440**	**26.0**
Cash	7,049	25,288	3,044	**35,381**	80.1
At Amortized Cost	1,194,569	351,382	41,041	**1,586,992**	24.7
Compulsory deposits in the Central Bank of Brazil	115,748	0	0	**115,748**	0.0
Interbank deposits	18,955	40,637	0	**59,592**	68.2
Securities purchased under agreements to resell	218,339	3,440	0	**221,779**	1.6
Securities	178,701	27,368	13,246	**219,315**	18.5
Loan operations and lease operations portfolio	608,646	272,819	27,957	**909,422**	33.1
Other financial assets	98,052	13,771	0	**111,823**	12.3
(-) Provision for Expected Loss	(43,872)	(6,653)	(162)	**(50,687)**	13.4
At Fair Value Through Other Comprehensive Income	46,725	72,584	1,743	**121,052**	61.4
Securities	46,725	72,584	1,743	**121,052**	61.4
At Fair Value Through Profit or Loss	368,947	88,206	7,529	**464,682**	20.6
Securities	359,702	21,060	4,337	**385,099**	6.6
Derivatives	7,870	67,146	3,192	**78,208**	89.9
Other financial assets	1,375	0	0	**1,375**	0.0
Investments in associates and joint ventures	7,436	7	0	**7,443**	0.1
Fixed assets, net	7,182	585	0	**7,767**	7.5
Goodwill and Intangible assets, net	15,205	7,909	0	**23,114**	34.2
Tax assets	56,491	2,989	0	**59,480**	5.0
Other assets	15,654	1,847	28	**17,529**	10.7
Percentage of total assets	**74.0**	**23.7**	**2.3**	**100.0**	
Liabilities and Stockholders' Equity	**1,704,012**	**596,479**	**22,949**	**2,323,440**	**26.7**
At Amortized Cost	1,217,989	524,710	12,799	**1,755,498**	30.6
Deposits	626,051	244,931	456	**871,438**	28.2
Securities sold under repurchase agreements	248,065	45,375	0	**293,440**	15.5
Interbank market debt	211,131	81,056	2,400	**294,587**	28.3
Institutional market debt	20,626	101,473	7,283	**129,382**	84.1
Other financial liabilities	112,116	51,875	2,660	**166,651**	32.7
At Fair Value Through Profit or Loss	6,199	61,756	9,553	**77,508**	92.0
Derivatives	5,616	61,692	9,553	**76,861**	92.7
Structured notes	0	64	0	**64**	100.0
Other financial liabilities	583	0	0	**583**	0.0
Provision for Expected Loss	3,026	644	14	**3,684**	17.9
Loan Commitments	2,617	252	5	**2,874**	8.9
Financial Guarantees	409	392	9	**810**	49.5
Reserves for insurance and private pension	235,123	27	0	**235,150**	0.0
Provisions	19,362	113	0	**19,475**	0.6
Tax liabilities	5,675	1,063	0	**6,738**	15.8
Other liabilities	39,295	8,166	583	**48,044**	18.2
Non-controlling interests	9,390	0	0	**9,390**	0.0
Total stockholders' equity attributed to the owners of the parent company	167,953	0	0	**167,953**	0.0
Percentage of total liabilities and stockholders' equity	**73.3**	**25.7**	**1.0**	**100.0**	

1) Predominantly U.S. dollar.

2.3. Executive officers should comment on:

a. changes in accounting policies that have resulted in significant effects on the information in items 2.1 and 2.2

In 2022 and 2021 there were no significant changes in the accounting policies.

Please see the Complete Financial Statements (IFRS), Note 2 – Significant accounting policies for further information about the accounting policies.

b. modified opinions and emphases in the auditor's report

There was no qualification or emphasis in the auditor's report for 2022 and 2021.

2.4. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer's financial statements and results:

a) Introduction or disposal of operating segments

Disclosure of results by segment

The current business segments of Itaú Unibanco are described below:

Retail Banking: Retail Banking offers products and services to both account and non-account holders, including: personal credit, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, private pension plan and premium bonds, among others. Account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

Wholesale Banking: Wholesale banking includes: i) Itaú BBA's operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients.

Activities with the Market + Corporation: It includes: (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either retail banking or wholesale banking.

b) incorporation, acquisition or disposal of ownership interest

ITAÚ CORPBANCA. On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. received, through its affiliates, shares issued by Itaú CorpBanca within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased to 65.62% from 55.96% of Itaú CorpBanca's total voting capital.

On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of Itaú Unibanco Holding S.A. ("IUH") approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition by Itaú Unibanco or its affiliates, of up to all of the outstanding shares ("Shares") issued by Itaú CorpBanca (a financial institution headquartered in Santiago, Chile), including those in the form of American Depositary Shares ("ADS") corresponding to up to 34.38% of Itaú CorpBanca's total voting capital. It is worth mentioning that IUH is the controlling stockholder, by IUH and its affiliates, of Itaú CorpBanca, in which it currently holds 65.62% of total voting capital. The tender offer described herein has not yet commenced. The tender offer is expected to be conducted still in the first half of 2023 concurrently (i) in Chile, for all stockholders of Itaú CorpBanca; and (ii) in the United States of America for all holders of ADSs and U.S. holders who hold Shares directly in Itaú CorpBanca. The acquisition of these Shares is subject to compliance with customary conditions for this type of transaction, including obtaining the applicable regulatory approvals from the Central Bank of Brazil and CMF.

CARBONPLACE. On December 20, 2022, Itaú Unibanco, through its affiliate ITB Holding Brasil Participações Ltda. agreed to an investment of US$4.2 million for an 11.11% equity interest in London-based Carbonplace Limited. The Company – which connects buyers and sellers of carbon credits – raised the initial loan of US$45 million from the financial institutions that originally developed the fintech: BBVA, BNP Paribas, CIBC, Itaú Unibanco, National Australia Bank, NatWest, Standard Chartered, SMBC, and UBS. Through this investment, each bank will have the same equity interest in the Company, which is to launch its platform later this year. The completion of the transaction by Itaú Unibanco is subject to regulatory approval by the Central Bank of Brazil.

BIOMAS. On November 10, 2022, Itaú Unibanco entered into an Investment Agreement and Other Covenants, as amended on December 8, 2022, and agreed to make an investment of R$20 million, for a 16.66% stake in Biomas – Serviços Ambientais, Restauração e Carbono. Biomas will engage in the restoration, conservation and preservation of forests in Brazil. The completion of the transaction by Itaú Unibanco as a stockholder of Biomas was subject to the approval from the Central Bank of Brazil, which was obtained on March 7, 2023.

PREX AND PAIGO. On May 13, 2022, ITB Holding Brasil Participações Ltda. entered into a Share Purchase Agreement for the acquisition of 30% of the capital stock of Prex Holding, LLC (Delaware) and Banfur International S.A. (Panama). All regulatory approvals were obtained and the acquisition was completed on

December 9, 2022. This is another strategic and long-term investment defined as part of our vision of expansion, digitalization and innovation. Prex provides financial services to over one million customers in Uruguay, Argentina and Peru. It allows customers to make local and international purchases, transfers, service payments, apply for personal loans and access tools to manage personal finances. Paigo offers digital financial services to unbanked individuals and companies.

ORBIA. On April 18, 2022, as disclosed in the Announcement to the market, Itaú Unibanco Holding S.A., through its subsidiaries, entered into an Investment Agreement and Other Covenants for the acquisition, via financial contribution, of a 12.82% interest equity in the capital stock of Rede Agro Fidelidade e Intermediação S.A. (“Orbia”), in which Bayer S.A., Yara Brazil Fertilizantes S.A., and Bravium Comércio Ltda. have equity interests as well. Orbia is a platform that provides rural producers with a full journey in the digital universe, facilitating work in the fields from planting to marketing commodities. It is currently the largest agribusiness marketplace in Brazil, and the highlights are inputs and other agricultural services. Launched in late 2019, the company has reached R$902 million in sales in 2021 from R$200 million in sales in the first year of operation. Growth is expected to reach R$3 billion in sales in 2022. This operation will enable Itaú to offer more effective credit access solutions to Orbia’s customer base, whereas Orbia will increase its market share in agribusiness, reaching a new level in credit access to rural producers. By connecting different products and services in one single platform, easily accessible by rural producers, Orbia provides an environment that makes it easier for customers and partners to do business. The four companies that make up Orbia will sit on the Board of Directors, which will operate on an independent basis. The completion of this transaction is subject to approval by the applicable regulatory bodies.

AVENUE. According to the Material Fact disclosed on July 08, 2022, Itaú Unibanco S.A., through its subsidiaries, announced the purchase and sale of shares with Avenue Controle Cayman Ltd, and other selling shareholders, providing for the acquisition of control of Avenue Holding Cayman Ltd ("Avenue"). After regulatory approvals, Itaú Unibanco will initially acquire 35.0% of Avenue’s total voting capital, through a capital contribution of R$160 million and the secondary acquisition of shares, which total approximately R$493 million. After two years from the closing date of this first tranche, Itaú Unibanco will acquire an additional stake of 15.1%, for an amount to be determined based on a predefined multiple of adjusted revenues, achieving the control with 50.1% of total voting capital. After five years from the closing date of the first tranche, Itaú Unibanco will be able to exercise a call option for the remaining equity interest held by the current stockholders of Avenue. Avenue holds a U.S. digital securities broker, incorporated four years ago to widen the access of Brazilian investors to the international market. It currently has over 229,000 active clients, 492,000 accounts enabled and approximately R$6.4 billion under custody. This transaction strengthens Itaú Unibanco’s strategy of setting up an investment ecosystem that prioritizes customer satisfaction by providing products and services through the most convenient channels for each client profile. Avenue’s business will continue to be managed and run separately from Itaú Unibanco, which, in turn, will become one of the institutions to make Avenue's services available to its clients abroad. The completion of this transaction is subject to approval by the applicable regulatory bodies.

TOTVS. On April 12, 2022, through Itaú Unibanco S.A. (“ITAÚ”), we entered into with TOTVS S.A. ("TOTVS"), entered into an Partnership and Investment Agreement and Other Covenants ("Investment Agreement") for the incorporation of a partnership to be developed through a company initially named TOTVS Techfin S.A. (“Company”), the outlet to be used to implement a partnership for the distribution and expansion of financial services integrated into TOTVS’s management systems with a focus on corporate clients and their corresponding supply chain, clients and employees. Once the transaction is completed, ITAÚ will become the holder of 50% of the Company's total voting capital, while TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and the Board of Officers, who will have equal composition, as well as other rights and obligations provided for in the stockholders' agreement to be executed on the transaction date. In consideration of this equity interest in capital stock, ITAÚ will disburse R$610 million, broken down into primary installment of two hundred million reais (R$200,000,000.00) paid to the Company and a secondary installment of four hundred and ten million reais (R$410,000,000.00) paid to TOTVS. After five years from the completion of the operation provided for in the Investment Agreement, Itaú Unibanco Holding may pay TOTVS up to R$450 million as a complementary price (earn-out) if the Company achieves certain targets aligned with its growth and performance goals. Additionally, ITAÚ will contribute to funding current and future operations, as well as provide its expertise in credit and development of new products. Meanwhile, TOTVS will contribute with assets of its current TECHFIN operation. The operation will create a company that will merge technology and financial solutions, adding the supplementary expertise of stockholders to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The completion of this operation is subject to the approvals the Central Bank of Brazil, as well as the fulfillment of other conditions usual in deals of such nature.

IDEAL. According to the Material Fact disclosed on January 13, 2022, we announce that it was established with Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers"), for the acquisition of a controlling interest of Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal"). This purchase will be carried out in two tranches over five years. In the first tranche, Itaú Unibanco will purchase 50.1% of Ideal's voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, then becoming the holder of the company's control. In the second tranche, five years on, Itaú Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock. This transaction strengthens Itaú Unibanco's investment ecosystem and will enable (i) notably to have Ideal's professionals' talent and expertise, renowned for their skill to innovate in this industry, (ii) the offer of financial products and services ("broker as a service") under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. Ideal's business will continue to be managed and run independently from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider. The completion of the transaction is subject to regulatory approvals, including approvals from the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazil.

XP INVESTIMENTOS. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of total capital stock (corresponding to 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all XP group's investments, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche ("First Tranche"), we contributed to a capital increase of R$600 million and acquired shares issued by XP Investimentos S.A held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a stockholders' agreement containing, among others, provisions with respect to Itaú Unibanco S.A.'s rights as a minority stockholders of XP Investimentos S.A., including its right to appoint two of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., in which stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged their shares in XP Investimentos S.A., a company headquartered in Brazil, for Class A common shares and Class B common shares in XP Inc., a company headquartered in the Cayman Islands, remaining with their stakes in total capital. Each Class A common share entitles its holders one vote and each Class B common share entitles its holders ten votes in all stockholders' resolutions of XP Inc. As a result of the exchange of shares mentioned above, XP Inc. issued 792,861,320 Class A common shares and 223,595,962 Class B common shares to Itaú Unibanco, which represented 49.9% of total capital and 30.06% of the voting capital of XP Inc. XP Inc. became the sole stockholder of XP Investimentos S.A., owning 100% of its total voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer. Immediately after the completion of the IPO, we hold 46.05% of XP Inc.'s capital stock. Also on November 29, 2019, the stockholders of XP Inc. entered into a stockholders' agreement basically similar to the existing stockholders' agreement of XP Investimentos S.A. XP Inc. has a Board of Directors composed of 13 members, of whom XP Controle A Participações S.A. appointed seven members, we nominated two, General Atlantic (XP) Bermuda, LP (successor to G.A. Brasil IV Fundo de Investimento em Participações) nominated one, and the three remaining members are independent. These independent members also sit on XP Inc.'s audit committee, which is composed of three members nominated as follows: we nominated two members, and XP Controle Participações SA nominated one member. On November 26, 2020, we announced that our Board of Directors had approved the partial spin-off of the investment in XP Inc. into a new company (XPart S.A.). In December 2020, XP Inc. held a follow-on on Nasdaq, through which we sold approximately 4.51% of our equity interests in XP Inc.'s capital. Concurrently to these sales, XP Inc. issued new shares, which resulted in the dilution of our stake to 41% of its capital stock. The Extraordinary Stockholders' Meeting (ESM) held on January 31, 2021 resolved on a corporate restructuring aimed to segregate the business line represented by the interest in XP Inc's capital into a new company named XPart S.A., incorporated with part of the investment currently owned by us at XP Inc. and cash worth R$10 million. With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA), our stockholders are now entitled to equity interest in XPart SA in the same number, type and proportion of the shares they hold in Itaú Unibanco Holding, as disclosed in the Material Fact of December 31, 2020. Therefore, the main benefit of the transaction is the value creation for our stockholders. The completion

of this transaction was subject to regulatory approval to be obtained by our controlling stockholders. On May 28, 2021, the approval from the Federal Reserve Board ("FED") was obtained, effective on May 31, 2021, the date in which the legal and accounting segregation of Itaú Unibanco Holding and XPart came into force. XP Inc's capital stock held by XPart S.A. increased to 40.52% totaling R$9,371 million as of December 31, 2020. On July 27, 2021, after obtaining the approval of the operation from the Central Bank of Brazil, XPart S.A.'s articles of association were registered before the JUCESP (São Paulo state's Board of Trade). XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa S.A. announced to the market on May 28, 2021, that they had reached a final understanding regarding the merger, to be resolved on general stockholders' meetings of XP Inc. and XPart. Soon after XPart S.A. was registered before JUCESP, on August 20, 2021 XP and XPart announced the call for October 1, 2021 of the general stockholders' meetings of these companies to resolve on the merger of XPart into XP Inc. The merger was approved by the stockholders of XPart and XP at the corresponding Merger Extraordinary Stockholders' Meetings and, as a result, the shares issued by Itaú Unibanco and the American Depositary Receipts (ADRs) of Itaú Unibanco, which were being traded with the right to receive securities issued by XPart until the closing of the trading session on October 1, 2021, granted the right to (a) Class A shares issued by XP Inc. to be received by the Company's controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs); and (b) Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares to be received by XPart's remaining stockholders. The Bank of New York, the depositary bank for Itaú Unibanco's ADRs, suspended the issue and cancellation of these securities as from the close of the trading session on September 28, 2021 to the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of Class A XP shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During that period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco preferred shares deposit their shares in order to receive ADRs. However, the closing of the issue and cancellation books did not affect the trading in Itaú Unibanco ADRs, which continued to take place normally during that period. For information on the exercise of the right of dissent and appraisal in connection with XPart shares, due to the merger into XP, please see the General Stockholders' Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs. According to the purchase agreement entered into in 2017, on April 29, 2022 we acquired an additional stake corresponding to approximately 11.36% of XP Inc.'s capital, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of an 1.21% interest equity of XP Inc.'s total capital stock for US$ 153.7 million. On that same date, we entered into a share purchase agreement with XP Inc. to dispose another 0.19% of the XP Inc's total capital stock. This sale was completed on June 9, 2022. After such sales, we now hold a 9.96% equity interest in XP Inc's total capital stock.

ZUP. On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida, Flavio Henrique Zago, among others ("Sellers"), for the acquisition of 100% of the voting capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda ("Zup") for R$575 million, with such amount subject to contractual adjustments. This purchase will be carried out in three tranches over four years. In the first tranche, completed in March 31, 2020, Itaú acquired 52.96% of the total voting capital of Zup (on a fully diluted basis) for approximately R$293 million to gain control of the company. In the third year after the completion of the transaction, Itaú will acquire an additional 19.6% equity interest in Zup, and in the fourth year, it will acquire the remaining equity interest from stockholders, therefore holding 100% of total voting capital by 2024. This acquisition is linked to our digital transformation process. ZUP is a benchmark in digital transformation and has boosted the development of our IT systems. Its business will continue to be managed and run fully segregated and independently from Itaú, preserving Zup's current principles and values.

IRB. In July 2017, IRB-Brasil Resseguros S.A. ("IRB") carried out an initial public offering (IPO) of its common shares, which consisted of a public offering at R$27.24 per share, and a secondary offering by its controlling stockholders of 63,960,000 book-entry common shares with no par value to (i) the public in Brazil; (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A of the U.S. Securities Act of 1933, as amended), and (iii) non-US institutional and other investors elsewhere outside the United States and Brazil (as defined in Regulation S of the Securities Act, or Regulation S). As a result of this IPO, Itaú Vida e Previdência S.A. sold 677,400 common shares representing the total equity interest held by Itaú Vida e Previdência S.A. in IRB's capital, and Itaú Seguros S.A. sold 9,618,600 common shares representing 3.1% of IRB's capital stock, thus reducing our equity interest in IRB to 11.64% of IRB's capital stock, while remaining in the controlling block in accordance with IRB's stockholders' agreement. Proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the IPO totaled R$280,463,040.00. In accordance with Article 24 of CVM Instruction No. 400, the number of common shares initially offered could be increased up to 9,594,000 common shares, representing 15% of the common shares initially offered, if the stabilization agent (or any person acting on behalf of the latter) exercises the over-allotment option. As a result of the exercise of the over-allotment option by the stabilization agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB's capital stock. On July 10,

2019, IRB carried out a secondary public offering of its common shares. With the sale of the entire equity interest held by the Federal Government and BB Seguros in IRB, except in the case of the Federal Government using its golden share, the previously existing control block of the Company was dissolved and its capital was dispersed.

c. unusual events or operations

In addition to the items underlined in item 2.4 b hereof, we highlight the following unusual events:

In line with IFRS accounting criteria, there were no unusual events in 2022.

In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were as follows:

In 2022:

(i) proceeds of the partial sale of equity interest in XP Inc. in the amount of R$ (123) million, (ii) voluntary severance program in the amount of R$ (757) million; and (iii) corporate restructuring of the Interbank Payment Chamber (CIP) in the amount of R$ 239 million.

2.5. If the issuer disclosed in the previous year or if it wishes to disclose in this form any non-accounting measures, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should:

a. inform the amount of non-accounting measures

No non-accounting measures were disclosed in the previous year in our financial statements under IFRS.

b. perform a reconciliation between the amounts disclosed and the amounts in the audited financial statements

There is no.

c. explain why it believes that such measurement is the most appropriate for the correct understanding of its financial position and the results of its operations

There is no.

2.6. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them

Itaú Unibanco Holding recognized in the financial statements the impacts of an event subsequent to the closing report date related to a specific case of a large company that entered into judicial reorganization, but whose credit conditions existed on December 31, 2022. Provision for loan losses was increased to cover 100% of the exposure, generating an additional impact on result of R$ 1.3 billion (R$ 719 million, net of taxes).

2.7. Executive officers should comment on allocation of profit, indicating:

The Board of Directors submits to the Annual General Stockholders' Meeting, together with the financial statements, a proposal for the allocation of profit for the year. Main allocations are as follows:

(i) 5% to the Legal Reserve, which must not exceed 20% of capital stock;

(ii) distribution of dividends to stockholders (see items "b" and "c" below); and

(iii) recognition of the Statutory Reserve, whose purpose is to guarantee funds for payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders' remuneration. Its balance may also be used:

(i) in redemption, reimbursement or share buyback transactions, under current legislation; and

(ii) in contribution to capital stock, including by means of new share bonus.

Statutory Reserve will be comprised of funds:

a) equivalent to up to 100% of profit for the year, adjusted according to Article 202 of Law No. 6,404/76, always subject to the stockholders' right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation;

b) equivalent to up to 100% of the paid-up portion of Revaluation Reserves, recorded as retained earnings;

c) equivalent to up to 100% of the restated amounts from prior years, recorded as retained earnings; and

d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76.

	2022
a. Rules on retention of earnings	No changes in the rules
a.i. Retained earnings amounts	No earnings retained
a.ii. Percentages of total declared earnings	There is no
b. Rules on distribution of dividends	Amount not below 25% of profit determined for the year Stockholders are entitled to receive as a mandatory dividend each year at least twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III thereof.
c. Frequency of distribution of dividends	Monthly – mandatory Semi-annually - additional
d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions	CMN Resolution No. 4,820/20, as amended by CMN Resolution No. 4.885/20, has restricted the distribution of dividend and payment of interest on capital in companies regulated by the Central Bank of Brazil.
e. Whether the issuer has a formally approved policy on allocation of earnings, informing the approving body, date of approval and, if the issuer discloses the policy, where this document can be found on the Web	Stockholder Remuneration Policy (dividends and interest on capital) approved by the Disclosure and Trading Committee at the meeting held on January 20, 2023, which may be accessed on the websites of CVM (http://www.cvm.gov.br/> Companhias > Informações Periódicas e Eventuais de Companhias > Itaú Unibanco > Política de Dividendos) and of the Investor Relations (www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Rules and Policies)

a. Rules on retention of earnings

No changes were made to the rules on retention of earnings over the past three years. In accordance with Brazilian Corporate Law, at an Annual General Stockholders’ Meeting and based on a proposal by management, stockholders may resolve on retaining a portion of the profit for the year previously approved as part of the capital budget. Additionally, the mandatory dividend may not be paid in any year in which management informs the Annual General Stockholders' Meeting that this would be incompatible with the Issuer’s financial position.

On December 10, 2021, a Material Fact was disclosed informing the payment of interest on capital in lieu of the monthly dividend for fiscal year 2022.

a.i.) Retained earnings amounts

In 2022, no earnings were retained, and dividends paid by the Issuer were higher than the minimum mandatory dividend.

b. Rules on distribution of dividends

Stockholders are entitled to receive as a mandatory dividend each year at least twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III thereof.

As resolved by the Board of Directors, interest on capital can be paid by including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7, of Law No. 9,249/95. Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any share split or reverse split. After the payment of the priority dividend due to preferred stockholders, a dividend will be paid to common stockholders at R$0.022 per share, non-cumulative and adjusted for any share split or reverse split.

Capital Management and Distribution of Profits

To ensure capital strength and availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier 1, Tier 1, and BIS ratios.

The total amount to be distributed each year will be set by the Board of Directors, considering, among other factors:

1. the Company's capitalization level, according to the rules issued by the Central Bank of Brazil;

2. the minimum level, set by the Board of Directors, of 13.5% for Tier 1 Capital;

3. profitability in the year;

4. the prospective use of capital based on expected business growth, share buyback programs, mergers and acquisitions, and regulatory changes that may change capital requirements; and

5. changes in tax legislation.

Therefore, the percentage to be distributed may change every year according to Company's profitability and capital demands, considering at all times the minimum distribution set forth in the Bylaws.

Under the implementation of minimum capital requirements set by Basel III standards, CMN Resolution No. 4,958 provides that dividends may not be paid if a financial institution fails to comply with additional capital requirements required in their entirety as from 2019.

This restriction on dividend payment will be applied gradually, according to the extent of nonconformity with the additional capital requirements.

- If a financial institution's additional capital requirement is lower than 25% of the capital set by CMN for that year, no dividends or interest on capital will be distributed accordingly.
- If the additional capital requirement is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital will not be distributed.
- If the additional capital requirement is between 50% and 75% of the required amount, 60% of the intended dividends and interest on capital will not be distributed.
- If the additional capital requirement is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital will not be distributed.

At the end of December 2022, BIS ratio reached 15.0%, of which:

(i) 13.5% related to Tier 1 Capital, composed of the sum of Core Capital and Additional Capital; and

(ii) Tier 1 and Tier 2 Capital amounts totaled R$166.9 billion and R$18.5 billion, respectively, on December 31, 2022.

These indicators provide evidence of our effective capacity of absorbing unexpected losses.

For further information, please see the "Risk and Capital Management – Pillar 3" report on our website www.itau.com.br/investor-relations > Results and Reports > > Risk and Capital Management > Regulatory Reports > Pillar 3 > Risk and Capital Management – Pillar 3.

c. Frequency of distribution of dividends

Since July 1980, the Issuer has been remunerating its stockholders with monthly additional payments. These additional payments have historically been made twice a year and are distributed to common and preferred stockholders alike.

Over the past two years, dividends were paid on a monthly basis, as set by our Stockholder Remuneration Policy, approved by the Board of Directors. This Policy has set the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive these monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month.

The Extraordinary General Stockholders' Meeting of July 27, 2018 approved the Company's stock split at 50%. Monthly dividends remained at R$0.015 per share, so that the total amounts monthly paid by the Company to stockholders were added by fifty percent (50%) after the inclusion of the split shares in the stockholding position.

Additionally, over the past two years, dividends/ interest on capital were also paid out in addition to monthly proceeds, for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these payments, management verifies the existing earnings to determine the amount of dividends / interest on capital to be distributed as mandatory minimum amount (see item "a" above). Of this mandatory minimum amount, the monthly amount already paid is discounted and the resulting difference will determine the additional dividend/ interest on capital to be realized to meet the mandatory minimum amount for the year.

The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Rules and Policies > Policies.

To see the Issuer's record of payments, please access the Investor Relations website www.itau.com.br/investor-relations > Itaú Unibanco > Our Shares > Shares, Dividends and Interest on Capital > History of Dividends and Stockholder Remuneration.

2.8. Executive officers should describe any material items not reported in the issuer's financial statements, indicating:

a. assets and liabilities directly or indirectly held by the Issuer not reported in its balance sheet (off-balance sheet items), such as:

i. written-off portfolios of receivables for which the entity has not retained or transferred any risks and benefits of ownership of the transferred asset, indicating related liabilities

There is no, other than those already disclosed in the Financial Statements under IFRS.

ii - agreements for future purchase and sale of products or services

There is no, other than those already disclosed in the Financial Statements under IFRS.

iii. agreements for construction in progress (CIP)

There is no, other than those already disclosed in the Financial Statements under IFRS.

iv. agreements for future receipt of financing

There is no, other than those already disclosed in the Financial Statements under IFRS.

b. Other items not reported in the financial statements

Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows:

Off balance commitments	12/31/2022				
	0 - 30	31 - 365	366 - 720	Over 720 days	Total
Financial Guarantees	2,987	31,548	12,731	44,513	**91,779**
Commitments to be released	161,822	50,552	20,386	172,484	**405,244**
Letters of credit to be released	47,354	0	0	0	**47,354**
Compromissos Contratuais - Imobilizado e Intangível (Notes 13 e 14)	0	0	0	3	**3**
Total	**212,163**	**82,100**	**33,117**	**217,000**	**544,380**

2.9. With respect to each of the items not reported in the financial statements indicated in item 2.8, executive officers should comment on:

a. how these items change or may change revenues, expenses, operating income and expenses, finance costs or other items of the issuer's financial statements

There is no.

b. the nature and purpose of the operation

There is no.

c. the nature and amount of the liabilities assumed and rights generated in favor of the issuer as a result of the operation

There is no.

2.10. Executive officers should indicate and comment on the main elements of the issuer's business plan, describing, in particular, the following topics:

a. investments, including:

i. quantitative and qualitative description of the investments in progress and expected investments

ii. sources of investment financing

iii. relevant divestitures in progress and expected divestitures

Actual and expected investments and divestitures in 2022 are described in item 2.4b.

At the end of 2022, we had 3,829 physical branches and customer site branches in Brazil and abroad, 283 less from the end of 2021, when our service network had 4,112 units.

This drop in the number of physical branches and the larger number of digital branches are consistent with our clients' profile, who increasingly demand services via digital channels, aligned with our efficiency driven activities.

In 2022, we had an 80.3% increase in the number of digital branches, totaling 402 against 223 in 2021.

Products contracted by individuals via digital channels reached 70% in 2022, a 14 p.p. growth on a year-on-year basis.

Through digital transformation, we reached the end of the year with 50% of our platform modernized, which accounts for 70% of the expected efficiency.

The source of funding is the issuer's own working capital, represented by the equity of the parent company and by minority interests in subsidiaries.

b. provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the issuer's production capacity.

Not applicable, since no plant, equipment, patents or other assets that are expected to have a material impact on the Issuer's production capacity were acquired.

c. new products and services, indicating:

i. description of researches already disclosed

ii. total amounts spent by the issuer in research for the development of new products and services

iii. projects in progress already disclosed

iv. total amounts spent by the issuer in the development of new products and services

Not applicable, since no new product or services were acquired.

d. ESG opportunities included in the issuer's business plan

Our vision is to be a leading institution in sustainable performance and customer satisfaction by means of the generation of value shared among all stakeholders, clear performance to ensure the longevity of business and compliance with laws and regulatory rules. ESG issues are taken into account in the integration of the institution's risks and opportunities, with guidelines included in the Environmental, Social and Climate Responsibility Policy (PRSAC).

The ESG opportunity strategy includes the following topics:

I. Description of sustainability and transparency targets with quantitative or qualitative data on the strategic ambition (Positive Impact Commitment);

II. Description of the list of products and services offered by the institution that positively contribute to aspects of an environmental, social and climate nature;

III. Financing volume in positive impact sectors;

IV. Other relevant changes in the ESG strategy.

We monitor the main ESG risks and opportunities related to business based on the positive impact commitments, through short, medium and long-term targets, which may be accessed on the website www.itau.com.br/sustentabilidade.

In 2022, we disclosed the list of products and services offered with a positive contribution. Also in 2022, aimed to support our clients in the transition to a more sustainable economy, continuing our Net Zero plan, we approved the gradual reduction in credit exposure for clients and operations associated with coal. We have also carried out studies to understand climate-related commercial opportunities, learning more about the market timing, trends and financing needs.

2.11. Comment on other factors that have significantly affected the operational performance and that were not identified or commented on in the other items of this section

The complete consolidated financial statements under IFRS for 2022 are available on our website: www.itau.com.br/investor-relations > Results and Reposts > Results Center > Complete Financial Statements (IFRS) – 4Q22.

Other factors impacting operational performance (not mentioned in other items of this section)

The marketing department is responsible for defining and managing Itaú Unibanco's marketing strategy, in Brazil and abroad, oriented to the market, clients, partners, suppliers and employees. Commercial and institutional priorities are defined every year, as well as the overall marketing amount for the year. Financial sponsorships are outlined in accordance with Itaú Unibanco's internal policy, which sets out the rules, procedures and responsibilities of the bank's internal departments in relation to such sponsorships.

As disclosed in our financial statements (Note 23 – General and administrative expenses), expenses on advertising, promotions and publications totaled R$(2,003) in 2022, and R$(1,389) in 2021.

ATTACHMENT III
ITEMS 7.3 TO 7.6 OF ATTACHMENT "C" OF CVM RESOLUTION No. 80/22

With respect to each Member of the Issuer's Board of Directors, whose reelection will be proposed by the controlling stockholder, see the following information:

7.3 and 7.4 (except for item 7.3 "l")				
Name		PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL	RICARDO VILLELA MARINO
Date of birth		10.20.1959	10.13.1954	01.28.1974
Profession		Banker	Engineer	Engineer
Individual Taxpayer's Registry (CPF) number		551.222.567-72	007.738.228-52	252.398.288-90
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		no	no	no
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Co-chairman of the Board of Directors (Non-executive member)	Co-chairman of the Board of Directors (Non-executive member)	Vice Chairman of the Board of Directors (Non-executive member)
		Chairman of Nomination and Corporate Governance Committee	Member of the Capital and Risk Management Committee	Member of the Strategy Committee
		Chairman of the Strategy Committee	Member of the Strategy Committee	
		Chairman of the Personnel Committee	Chairman of the Compensation Committee	
		Member of the Environmental, Social and Climate Responsibility Committee		
Board of Directors	Office held	Member	Member	Member
	Date of election	04.25.2023	04.25.2023	04.25.2023
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	11.28.2008	11.28.2008	11.28.2008
Compensation Committee (3)	Office held		Member	
	Date of election		04.27.2023	
	Date of investiture		04.27.2023	
	Term of office		Annual	
	Date of beginning of first term		05.25.2017	
Strategy Committee	Office held	Member	Member	Member
	Date of election	04.27.2023	04.27.2023	04.27.2023
	Date of investiture	04.27.2023	04.27.2023	04.27.2023
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	06.24.2009	06.24.2009	05.03.2010
Nomination and Corporate Governance Committee	Office held	Member		
	Date of election	04.27.2023		
	Date of investiture	04.27.2023		
	Term of office	Annual		
	Date of beginning of first term	06.24.2009		
Personnel Committee	Office held	Member		
	Date of election	04.27.2023		
	Date of investiture	04.27.2023		
	Term of office	Annual		
	Date of beginning of first term	06.24.2009		
Capital and Risk Management Committee	Office held		Member	
	Date of election		04.27.2023	
	Date of investiture		04.27.2023	
	Term of office		Annual	
	Date of beginning of first term		06.24.2009	
Environmental, Social and Climate Responsibility Committee	Office held	Member		
	Date of election	04.27.2023		
	Date of investiture	04.27.2023		
	Term of office	Annual		
	Date of beginning of first term	01.31.2019		

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(3) The Committee also has the participation of Geraldo Carbone as a non-management member.

7.3 and 7.4 (except for item 7.3 "l")				
Name		ALFREDO EGYDIO SETUBAL	ANA LÚCIA DE MATTOS BARRETTO VILLELA	CANDIDO BOTELHO BRACHER
Date of birth		09.01.1958	10.25.1973	12.05.1958
Profession		Business administrator	Pedagogic professional	Business administrator
Individual Taxpayer's Registry (CPF) number		014.414.218-07	066.530.828-06	039.690.188-38
Elected by the controlling stockholder		Yes	yes	yes
Independent Member (1)		no	no	no
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (non-executive member)	Member of the Board of Directors (non-executive member)	Member of the Board of Directors (non-executive member)
		Member of the Disclosure and Trading Committee	Member of the Nomination and Corporate Governance Committee	Member of the Environmental, Social and Climate Responsibility Committee
		Member of the Nomination and Corporate Governance Committee	Member of the Personnel Committee	Member of the Capital and Risk Management Committee
		Member of the Personnel Committee	Member of the Environmental, Social and Climate Responsibility Committee	Member of the Compensation Committee
		Chairman of the Environmental, Social and Climate Responsibility Committee		Member of the Nomination and Corporate Governance Committee
Board of Directors	Office held	Member	Member	Member
	Date of election	04.25.2023	04.25.2023	04.25.2023
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	11.28.2008	10.24.2018	06.15.2021
Nomination and Corporate Governance Committee	Office held	Member	Member	Member
	Date of election	04.27.2023	04.27.2023	04.27.2023
	Date of investiture	04.27.2023	04.27.2023	04.27.2023
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	06.24.2009	04.26.2018	09.29.2022
Personnel Committee	Office held	Member	Member	
	Date of election	04.27.2023	04.27.2023	
	Date of investiture	04.27.2023	04.27.2023	
	Term of office	Annual	Annual	
	Date of beginning of first term	04.29.2015	04.26.2018	
Environmental, Social and Climate Responsibility Committee	Office held	Member	Member	Member
	Date of election	04.27.2023	04.27.2023	04.27.2023
	Date of investiture	04.27.2023	04.27.2023	04.27.2023
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	01.31.2019	01.31.2019	01.31.2019
Capital and Risk Management Committee	Office held			Member
	Date of election			04.27.2023
	Date of investiture			04.27.2023
	Term of office			Annual
	Date of beginning of first term			04.29.2021
Compensation Committee (3)	Office held			Member
	Date of election			04.27.2023
	Date of investiture			04.27.2023
	Term of office			Annual
	Date of beginning of first term			04.29.2021

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;
(3) The Committee also has the participation of Geraldo Carbone as a non-management member.

7.3 and 7.4 (except for item 7.3 "l")

Name		CESAR NIVALDO GON	FÁBIO COLLETTI BARBOSA	FREDERICO TRAJANO INÁCIO RODRIGUES
Date of birth		07.09.1971	10.03.1954	03.25.1976
Profession		Businessman	Business administrator	Business administrator
Individual Taxpayer's Registry (CPF) number		154.974.508-57	771.733.258-20	253.929.608-47
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		yes	yes	yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (independent member) Member of the Personnel Committee	Member of the Board of Directors (independent member) Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Environmental, Social and Climate Responsibility Committee	Member of the Board of Directors (independent member)
Board of Directors	Office held	Member	Member	Member
	Date of election	04.25.2023	04.25.2023	04.25.2023
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	07.01.2022	07.01.2015	07.07.2020
Related Parties Committee	Office held		Member	
	Date of election		04.27.2023	
	Date of investiture		04.27.2023	
	Term of office		Annual	
	Date of beginning of first term		05.25.2017	
Strategy Committee	Office held		Member	
	Date of election		04.27.2023	
	Date of investiture		04.27.2023	
	Term of office		Annual	
	Date of beginning of first term		04.29.2015	
Personnel Committee	Office held	Member	Member	
	Date of election	04.27.2023	04.27.2023	
	Date of investiture	04.27.2023	04.27.2023	
	Term of office	Annual	Annual	
	Date of beginning of first term	06.30.2022	04.29.2015	
Environmental, Social and Climate Responsibility Committee	Office held		Member	
	Date of election		04.27.2023	
	Date of investiture		04.27.2023	
	Term of office		Annual	
	Date of beginning of first term		01.31.2019	
Nomination and Corporate Governance Committee	Office held		Member	
	Date of election		04.27.2023	
	Date of investiture		04.27.2023	
	Term of office		Annual	
	Date of beginning of first term		04.29.2015	

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view.

7.3 and 7.4 (except for item 7.3 "l")				
Name		JOÃO MOREIRA SALLES	MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	PEDRO LUIZ BODIN DE MORAES
Date of birth		04.11.1981	06.23.1959	07.13.1956
Profession		Economist	Economist	Economist
Individual Taxpayer's Registry (CPF) number		295.520.008-58	036.221.618-50	548.346.867-87
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		no	yes	yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Member of the Board of Directors (non-executive member)	Member of the Board of Directors (independent member)	Member of the Board of Directors (independent member)
		Member of the Strategy Committee	Member of the Audit Committee	Chairman of the Capital and Risk Management Committee
		Member of the Compensation Committee	Member of the Related Parties Committee	Member of the Related Parties Committee
Board of Directors	Office held	Member	Member	Member
	Date of election	04.25.2023	04.25.2023	04.25.2023
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	06.01.2017	06.15.2021	11.28.2008
Capital and Risk Management Committee	Office held			Member
	Date of election			04.27.2023
	Date of investiture			04.27.2023
	Term of office			Annual
	Date of beginning of first term			06.24.2009
Related Parties Committee	Office held		Member	Member
	Date of election		04.27.2023	04.27.2023
	Date of investiture		04.27.2023	04.27.2023
	Term of office		Annual	Annual
	Date of beginning of first term		04.29.2021	04.25.2013
Strategy Committee	Office held	Member		
	Date of election	04.27.2023		
	Date of investiture	04.27.2023		
	Term of office	Annual		
	Date of beginning of first term	05.25.2017		
Compensation Committee (3)	Office held	Member		
	Date of election	04.27.2023		
	Date of investiture	04.27.2023		
	Term of office	Annual		
	Date of beginning of first term	04.29.2021		

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(3) The Committee also has the participation of Geraldo Carbone as a non-management member.

With respect to each member of the issuer's Fiscal Council, whose election and reelection will be proposed by the controlling stockholder and the preferred stockholder (Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI), information is as follows:

7.3 and 7.4 (except for item 7.3 "I")

Name		GILBERTO FRUSSA	IGOR BARENBOIM	EDUARDO HIROYUKI MIYAKI
Date of birth		10.20.1966	08.04.1982	06.11.1972
Profession		Lawyer	Economist	Civil Engineer
Individual Taxpayer's Registry (CPF) number		127.235.568-32	089.542.617-01	159.822.728-92
Elected by the controlling stockholder		yes	no (nominated by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)	yes
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Chairman of the Fiscal Council	Effective Member of the Fiscal Council	Effective Member of the Fiscal Council
Fiscal Council	Elective position held	Member	Member	Member
	Date of election	04.25.2023	04.25.2023	04.25.2023
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	07.01.2022	not applicable (5)	07.01.2022

Name		JOÃO COSTA	RENE GUIMARÃES ANDRICH	REINALDO GUERREIRO
Date of birth		08.10.1950	08.04.1971	02.10.1953
Profession		Economist	Accountant	Accountant
Individual Taxpayer's Registry (CPF) number		476.511.728-68	709.926.659-49	503.946.658-72
Elected by the controlling stockholder		yes	no (nominated by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)	yes
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council
Fiscal Council	Elective position held	Member	Member	Member
	Date of election	04.25.2023	04.25.2023	04.25.2023
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	07.10.2009	07.07.2020	06.01.2017

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;
(5) There is no starting date for the first term because it is an election of a member to compose the Company's Fiscal Council.

With respect to the composition of the Audit Committee(*), information is as follows:

7.3 and 7.4 (except for item 7.3 "l")				
Name		GUSTAVO JORGE LABOISSIÈRE LOYOLA	ALEXANDRE DE BARROS	LUCIANA PIRES DIAS
Date of birth		12.19.1952	09.06.1956	01.13.1976
Profession		Economist	Engineer	Lawyer
Individual Taxpayer's Registry (CPF) number		101.942.071-53	040.036.688-6	251.151.348-02
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (4)		yes	yes	yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Chairman of the Audit Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
Audit Committee	Office held	Member	Member	Member
	Date of election	04.27.2023	04.27.2023	04.27.2023
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	06.05.2017	06.16.2021	08.07.2020

Name		MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	RICARDO BALDIN	ROGÉRIO CARVALHO BRAGA
Date of birth		06.23.1959	07.14.1954	01.30.1956
Profession		Economist	Accountant	Lawyer
Individual Taxpayer's Registry (CPF) number		036.221.618-50	163.678.040-72	625.816.948-15
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (4)		yes	yes	yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Effective member of the Audit Committee and Member of the Board of Directors	Effective member of the Audit Committee	Effective member of the Audit Committee
Audit Committee	Office held	Member	Member	Member
	Date of election	04.27.2023	04.27.2023	04.27.2023
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	01.02.2023	06.16.2021	06.16.2021

(4) All members of the Audit Committee are considered independent, in conformity with the applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months (i) an officer of Itaú Unibanco or its controlled and affiliated companies; (ii) an employee of Itaú Unibanco or its controlled and affiliated companies; (iii) a responsible technician, an officer, a manager, a supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its controlled and affiliated companies; (iv) a member of the Fiscal Council of Itaú Unibanco or its controlled and affiliated companies; (v) a controlling stockholder of Itaú Unibanco or its controlled and affiliated companies; or (vi) a natural person, holder of a direct or indirect interest of over 10 percent of the voting stock of Itaú Unibanco or its controlled and affiliated companies;

(*) The bank strictly follows/complies with the rules set forth by CMN Resolution No. 3,198/2004 to determine the term and renewal of the term of office of Audit Committee members.

With respect to each member of the Issuer's Disclosure and Trading Committee, see the following information:

7.3 and 7.4 (except for item 7.3 "l")

Name		RENATO LULIA JACOB	ALEXSANDRO BROEDEL	ALFREDO EGYDIO SETUBAL
Date of Birth		05.10.1974	10.05.1974	09.01.1958
Profession		Bank clerk	Accountant	Business administrator
12.5 to 12.8 (except for item 12.5 "m")		118.058.578-00	031.212.717-09	014.414.218-07
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Chairman of the Disclosure and Trading Committee Officer Group Head of Investor Relations and Market Intelligence	Member of the Disclosure and Trading Committee Officer of the Executive Committee	Member of the Board of Directors (Non-executive member) Member of the Disclosure and Trading Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Environmental, Social and Climate Responsibility Committee
Disclosure and Trading Committee	Office held	Member	Member	Member
	Date of election (2)	Not applicable	Not applicable	Not applicable
	Date of investiture (2)	Not applicable	Not applicable	Not applicable
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	04.25.2019	04.24.2014	04.24.2009

Name		ÁLVARO FELIPE RIZZI RODRIGUES	CARLOS HENRIQUE DONEGÁ AIDAR	JOSÉ VIRGÍLIO VITA NETO
Date of Birth		03.28.1977	10.19.1965	09.13.1978
Profession		Lawyer	Economist	Lawyer
Individual Taxpayer's Registry (CPF) number		166.644.028-07	076.630.558-96	223.403.628-30
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Disclosure and Trading Committee Officer	Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee Officer (member of Executive Committee)
Disclosure and Trading Committee	Office held	Member	Member	Member
	Date of election (2)	Not applicable	Not applicable	Not applicable
	Date of investiture (2)	Not applicable	Not applicable	Not applicable
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	04.28.2022	04.29.2015	01.18.2021

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;
(2) There is no election and investiture formally established for this Committee (non -statutory).

With respect to each member of the Compensation Committee, see the following information:

7.3 and 7.4 (except for item 7.3 "I")		
Name		GERALDO JOSÉ CARBONE
Date of birth		08.02.1956
Profession		Economist
Individual Taxpayer's Registry (CPF) number		952.589.818-00
Elected by the controlling stockholder		Not applicable
Independent Member (1)		yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no
Other positions held or roles currently performed at the Issuer		Member of the Compensation Committee
Compensation Committee (3)	Office held	Member
	Date of election	04.27.2023
	Date of investiture	04.27.2023
	Term of office	Annual
	Date of beginning of first term	01.31.2019

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company,
management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(3) The Committee also has the participation of Geraldo Carbone as a non-management member.

With respect to each member, please see below the information on item 7.3 "l":

7.3 "l" - main professional experiences during the last 5 years, highlighting, if applicable, positions and functions exercised: **(i)** in the issuer and in companies of its economic group; and **(ii)** companies controlled by a shareholder of the issuer that holds direct or indirect interest, equal or superior to 5% of the same class or type of security of the issuer.

BOARD OF DIRECTORS

Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors of the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).

He serves as the Chairman of the Board of Directors of Instituto Unibanco; the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM); and the Board of Directors of Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER's Board of Associates, and the Steering Board of Fundação Osesp.

He has a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He attended a master's program in International Relations from Yale University and the Owner/President Management (OPM) Program at Harvard University, both in the United States.

Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A. since 2017. He began his career at Banco Itaú in 1980, having held several positions until he was appointed in 1994 to preside over the institution, holding this position until April 2008, when he became CEO of Itaú Unibanco until 2017.

Between 1994 and 2020 he was a member of the International Monetary Conference, having chaired the 2015 Conference. From 1997 to 2000, he was President of the Federação Brasileira de Bancos (FEBRABAN) and from 2011 to 2017 he was Chairman of the Board of Directors of that institution. He was a member of the Board of Directors of the Institute of International Finance (IIF), having held the position of vice-chairman from 2003 to 2014. Between 2002 and 2008 Mr. Setubal was a member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2011 he was recognized as the Banker of the Year by Euromoney magazine.

He was a member of the Board of Directors of Petrobras between 2000 and 2002 and sat on the Board of Directors of Shell from 2017 to 2020. Since 1994 he has been a member of Itaúsa's Board of Directors, currently holding the position of vice-chairman. He is also a member of the Board of Directors of CCR, Fundação Itaú para Educação e Cultura, and the Centro de Lideranças Públicas (CLP).

He holds a bachelor's degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of Science in Engineering from the Stanford University, California, U.S.

Ricardo Villela Marino (Non-Executive Vice President) has been a Vice Chairman of the Board of Directors of the Itaú Unibanco Group since 2020. He was also a member of the Board of Directors (2008 to 2020) and has benn the Chairman of the bank's Latin America Strategic Council since 2018. He has held several positions in the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018).

He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; a member of the Strategy and New Business Committee since 2021; a member of the Sustainability Council since 2019; and he was a Member of the Investment Policies Committee (2008 to 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).

He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Alfredo Egydio Setubal (Non-Executive Member) has been the CEO and Investor Relations Officer at taúsa S.A. since 2015 and a Member of the Board of Directors since 2008.

Mr. Setubal has been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of this Board since April 2015, a Member of the Board of Directors of Itaú Unibanco since 2007, of Alpargatas since 2017, and of Copa Energia since 2020.

He has been a Member of the Superior Guidance, Nomination and Ethics Committee of the Instituto Brasileiro de Relações com Investidores (IBRI) since 2010, having been Chairman of the Board of Directors from 2000 to 2003. Mr. Setubal was President of the Associação Nacional dos Bancos de Investimentos from 2003 to 2008. He was a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) from 1999 to 2017.

He is Chairman of the Board of Trustees of Fundação Itaú para Educação e Cultura (FIEC), and has been the Chairman of the Decision-Making Council of the Museu de Arte de São Paulo (MASP) since 2015. Mr. Setubal has been a Member of the Board of Directors of the Fundação Bienal de São Paulo since 2009. He is a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) and the Instituto de Arte Contemporânea (IAC).

He holds Bachelor's and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors in the Itaú Unibanco Group since 2018. She has held several positions in the Itaú Unibanco Group, including member of the Board of Directors (1996 to 2001).

Ms. Villela has also been an alternate member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; a member of the Personnel Committee at Itaú since 2018; a member of the Nomination and Corporate Governance Committee at Itaú since 2018; a member of the Environmental, Social and Climate Responsibility Committee since 2019 (formerly Social Responsibility Committee); a member of the Sustainability and Risks Committee at Itaúsa since 2021; Vice Chairman of the Board of Trustees of Fundação Itaú para Educação e Cultura since 2020; a member of the Steering Council of Itaú Social since 2017; a member of the Advisory Board of Itaú Cultural since 1995; a member of the Executive Board of Itaú Cultural since 2017; Co-founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; founding President of the Alana Foundation since 2012; CEO of Instituto Alana since 2002; a member of the Advisory Board of Instituto Brincante since 2001; and Fellow Ashoka since 2010.

Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a nonprofit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that might help solve some of mankind's major challenges. Ms. Villela is a board member of Participant, an organization founded by social entrepreneur Jeff Skoll, and a leader in media and entertainment that inspires and engages the audience for social change. She is also a member of the Stanford Down Syndrome Research Center Advisory Board since January 2022 and the UCLA Lab School Board of Advisors since May 2022.

She was a member of the Advisory Board of Akatu Institute (2013 to 2017); a member of the Advisory Board of the Fairplay organization (2015 to 2017); and a member of the Advisory Board of Conectas (2003 to 2018), a member of Dexco's Sustainability Committee (2015 to 2018) and an alternate member of Dexco's Board of Directors (2018 to 2020).

She holds a Bachelor's degree in Teaching with major in School Administration and a Master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. She took graduate studies in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President ("Diretor Geral") (2015 to 2017), and Vice President (2004 to 2015).

Mr. Bracher has been a Member of the Boards of Directors of Mastercard Incorporated since 2021 and Instituto Acaia, and is a columnist for Folha de São Paulo, a newspaper.

We was a member of the Boards of Directors of B3 S.A. – Brasil, Bolsa, Balcão (2009 to 2014) and Pão de Açúcar – Companhia Brasileira de Distribuição (1999 to 2013).

He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Cesar Nivaldo Gon (Independent Member) has been a Member of the Board of Directors since 2022 and Member of the Personnel Committee since 2021 at the Itaú Unibanco Group.

He is the founder and has been the CEO at CI&T since 1995, acting as the figurehead for topics on leadership development and digital transformation.

Mr. Gon has been a Member of the Board of Directors of Sensedia since 2012, a Tech Advisor to the Boticário Group since 2020 and is a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the Boards of Directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston.

In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY).

Mr. Gon has co-authored the book "Faster, Faster: The Dawn of Lean Digital" (2020) and is a MIT Sloan Management Review columnist.

He holds a Bachelor's degree in Computer Engineering (CoE) and a Master's degree in Computer Science from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil.

Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2015.

In 2022 he took office as CEO of was Natura & Co. He has been a member of the Boards of Director of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and Ambev since 2021.

He was the CEO of Abril Comunicações S.A. (2011 to 2014); Chairman of the Board of Directors of Banco Santander (Brazil) S.A. (2011); CEO of Banco Santander S.A. (2008 to 2010); and CEO of Banco ABNAMRO/Real S.A. (1996 to 2008).

Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019). He is currently a Board Member of the UN Foundation (U.S.) since 2011; a member of the Board of Directors of Instituto Empreender Endeavor since 2008; and a member of the Board of Directors of Centro de Liderança Pública (CLP) desde 2010.

He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master's degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland.

Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2020.

He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2016, having been an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was also in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999).

He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, U.S.

João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer of IUPAR – Itaú Unibanco Participações S.A. since 2018, of which he was a member of the Board of Directors (2015 to 2018).

He is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA) and CEO of BW Gestão de Investimentos (BWGI). He has also been a Director of Verallia, a glass packaging company listed on Euronext Paris since 2019, as well as a Director of Alpargatas as a member of its Finance committee since 2022. Before joining BW, he was an Investment Banker at J.P. Morgan Chase, New York, U.S.

He holds a Bachelor's degree in Economics from INSPER, São Paulo, Brazil, a Master's degree in Economics from the Columbia University GSAS, New York, U.S., a Master's degree in Finance from Columbia University GSB, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors since 2021 and Member of the Audit Committee since 2022 at the Itaú Unibanco Group. She was a Member of the Audit Committee between 2014 and 2020.

She has been a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A.

She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. (2018 a 2023), a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM).She represented CVM at the Financial Stability Board (FSB) (2009 to 2012).

She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period.

She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments.

Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000).

She holds a Bachelor's degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP) São Paulo, Brazil.

Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2003.

He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.

He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.

Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).

He holds a Bachelor's and Master's degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

FISCAL COUNCIL

Gilberto Frussa (member) has been a Member of the Fiscal Council at the Itaú Unibanco Group since july 2022. Has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department (2017 to 2021); Legal Officer for

Products and Business – Retail Business (2015 to 2017) and Legal Officer at Banco Itaú BBA S.A. (2006 to 2015), where he also served as a lawyer (1995 to 2006).

Has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since January/2022.

Mr. Frussa was a Partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department (1993 to 1995). He was also a Lawyer (1989 to 1993) at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant (1986 to 1989) at Pinheiro Neto – Advogados.

Mr. Frussa was also an Effective Director of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) (2000 to 2003 and 2011 to 2013). He was also Chairman of the Legal Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2012 to 2015). Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar (2017 to 2021). He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) since 2018, and an associate of Instituto Brasileiro de Governança Corporativa (IBGC) since 2021.

He holds a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil.

Igor Barenboim (member) serves as the COO and Strategist at Reach Capital, São Paulo, since 2021.

He was also Superintendent Officer at SESI/SENAI (2017 to 2021); Deputy Secretary to Economic Policy at the Ministry of Finance (2015 to 2016); Planning and Support Superintendent for Treasury Management at Itaú Unibanco S.A. (2013 to 2014); Vice President of Capital Management at the treasury department of Banco Itaú BBA (2011 to 2012); Senior Advisor of the Finance Department of the State of São Paulo (2011); Undersecretary of Administration of the City of Rio de Janeiro (2009 to 2010) and Founding Member and Economist at Gávea Investimentos (2003 to 2005).

Mr. Barenboim was a Member of the Board of Directors of Senai (2017); Chairman of the Supervisory Council of Banco do Brasil Banco de Investimentos (2015); Member of the Board of Directors of FINEP (2015); Member of the Steering Board of the Fundo Nacional de Desenvolvimento Científico (National Scientific and Technological Development Fund - FNDCT) (2015); Member of the Joint Commission of the Defense Industry (2015); Member of the Interministerial Committee on Machinery and Equipment Security (2015); Member of the Supervisory Council of Companhia de Docas de São Sebastião (2011); Member of the Board of Directors of Instituto da Previdência (Social Security Institute) of the municipal government of Rio de Janeiro (PREVI-RIO) (2009 to 2010) and Member of the Board of Directors of the Empresa de Informática (IT Company) of the municipal government of Rio de Janeiro (2010).

He holds a Bachelor's degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), São Paulo, Brazil and Ph.D. and Master's degrees in Economics from the Harvard University, Cambridge, Massachusetts, U.S.

Eduardo Hiroyuki Miyaki (member) has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Internal Audit Officer (2010 to 2017) and Operational Risk and Internal Control Officer (2017 to 2021). He has previously served as Internal Audit Superintendent (2005 to 2010) in the Capital Markets, Insurance, Pension Plan and Securities departments. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments (2003 to 2004) and Supervisor of the Anti-Money Laundering and Fraud Prevention Program (1996 to 2003).

He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil; a Master's degree in Sanitation from the Gunma University, Japan; a Master's degree in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil; and an MBA in International Finance and Business from the Leonard N. Stern School of Business, New York University, New York, U.S.

João Costa (member) has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including Managing Director (1997 to 2008).

He has been an Alternate Member of the Fiscal Council of Itaúsa S.A. since 2009 and of the Fiscal Council of Dexco S.A. since 2021.

He was an Effective Member of the Fiscal Councils of the Federação Brasileira de Bancos (FEBRABAN), Federação Nacional dos Bancos (FENABAN), Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo (1997 to 2008).

He holds a Bachelor's degree in Economics from the Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S.

Rene Guimarães Andrich (member) has been an Alternate Member of the Supervisory Council of the Itaú Unibanco Group since 2020.

He is currently the Global Head of Internal Audit at Tupy S.A. and independent member of the Integrity Committee of Petrobrás Transportes S.A. (TRANSPETRO). He works as a Professor, Mentor, and Instructor in courses related to Auditing and Controls issues.

He was head of Internal Audit Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young; Chairman of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS) and Hospital de Clínicas de Porto Alegre (HCPA); and member of the Audit Committees of Casa da Moeda do Brasil (CMB) and Companhia de Trens Urbanos (CBTU).

He has the certifications CCA+ – Experienced Board Member Certificate (IBGC); CCF – Supervisory Board Member Certificate (IBGC) and CCoAud – Experienced Audit Committee Member Certificate (IBGC); CIA – Certified Internal Auditor (The IIA); CRMA – Certified Risk Management Assurance (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA); and Regional Accounting Council (CRC/PR).

He is a doctoral candidate in Controllership and Finance at Universidade Mackenzie, São Paulo, Brazil; and he holds a Master in Business Administration from Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil; a post-graduate degree in Controllership from Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil; and a Bachelor's Degree in Accounting from FAE Business School, Curitiba, Brazil.

Reinaldo Guerreiro (member) has been an Alternate Member of the Supervisory Council of the Itaú Unibanco Group since 2017.

He has been a member of the Board of Directors (2007 to 2021), an Independent Member of the Audit Committee (2007 to 2017) of Cia. de Saneamento Básico do Estado de São Paulo (SABESP); and a Member of the Supervisory Council of the FEA-USP Endowment Fund since 2016.

Mr. Guerreiro has been the Chairman of the Audit Committee of Petrobrás Gas S.A. (GASPETRO) (2018 to 2021) and was a member of the Board of Directors (2016 to 2018) and a member of the Financial and Risks Committee (2016 to 2018) of Petrobrás Distribuidora S.A., and a member of the Strategic Committee of Petróleo Brasileiro S.A. (2016 to 2018).

He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; he was the Head of the Accounting Department in two terms, director (2010-2014), and Vice Head of the Accounting and Actuarial Science Department of Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP) (2019-2021).

He holds a Bachelor's degree in Accounting, a Master's degree and a Ph.D. in Controllership and Accounting, and Habilitation degree ("livre-docência") in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

AUDIT COMMITTEE

The résumé of Ms. Maria Helena dos Santos Fernandes Santana (Member of the Board of Directors) is detailed above, in the Board of Directors item.

Gustavo Jorge Laboissière Loyola (Independent Member) has been a Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006).

He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998.

Mr. Loyola was President (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992).

He holds a Bachelor's degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil.

Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005), and Managing Officer (1994 to 2004).

He has been an alternate Member of Duratex's Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA).

Mr. de Barros was a member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007).

He holds a Bachelor's degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S.

Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.

She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getulio Vargas (FGV) since 2008.

She has been a Member of the Audit Committee at Vale S.A. since 2020.

She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for

Economic Co-operation and Development – OCDE (2011 to 2015) and at OCDE's Latin-American Roundtable on Corporate Governance (2009 to 2015). She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006).

She holds a Bachelor's and Master's degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.

Ricardo Baldin (Independent Member and Financial Expert) has been a Member of the Audit Committee of the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015).

He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a member of the Supervisory Council of Metalúrgica Gerdau S.A. since 2020; a member of the Board of Directors of Terra Santa Propriedades Agrícolas since 2021, member of the Governance of Financial Institutions Committee of IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI.

He served as a member of the Board of Directors and a member of the Audit Committee of XP Investimentos S.A. (2020 to 2021); a member of the Audit Committee of Totvs S.A. (2020); a member of the Board of Directors and Audit Committee Coordinator of Ecorodovias (2018 to 2020); a member of the Supervisory Council and subsequently of the Board of Directors of Fundo Garantidor de Crédito (FGC) (2018 to 2019); a member of the Audit Committee of Câmara Interbancária de Pagamentos (CIP) (2014); and member of the Audit Committee of Tecnologia Bancária (TECBAN) (2015); and Audit Committee Coordinator at Redecard S.A. (2013 to 2014).

He was Controllership, Technology and Internal Control and Risks Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2016 to 2017).

Mr. Baldin worked as an independent auditor for 31 years and was a former partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group of PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, and has in addition participated in a number of due diligence projects in connection with this system.

He holds a Bachelor's degree in Accounting from Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration, and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas (FGV), São Paulo, Brazil, as well as other entities, in addition to several internal courses at PwC.

Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021 and member of the Board of Directors at the Itaú CorpBanca. He has held a number of positions at the Itaú Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca (2016 to 2018). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000.

He holds a Bachelor's degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S.

DISCLOSURE AND TRADING COMMITTEE

The résumé of Mr. Alfredo Egydio Setubal (Member of the Board of Directors) is detailed above, in the Board of Directors item.

Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 21 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015).

He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom.

He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer.

Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation and Board Member of the Value Reporting Foundation.

He holds a Bachelor's degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, broker, banking products, allocated funds and onlending, international loans, and foreign exchange), the Tax Department (advisory and litigation), the Proprietary M&A Legal Matters Department, and the Antitrust, Corporate and International Legal Matters Departments. Mr. Rodrigues was previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking segment, insurance and pension plan business) and the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and subsequently Legal Superintendent (2005 to 2014).

He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados.

He holds a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.

Carlos Henrique Donegá Aidar, a Member of the Partners Program, has been an Officer since 2008 and a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate's individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate's Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate's budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate's departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees.

He holds a Bachelor's degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil.

José Virgilio Vita Neto, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman's, Governmental Relations and Sustainability departments. He joined the Itaú Unibanco Group in 2000 as a lawyer, and was elected Officer in 2011.

He is an Executive Officer at Febraban, representing Itaú Unibanco.

He holds a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master's degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.

COMPENSATION COMMITTEE

The résumés of Candido Botelho Bracher, João Moreira Salles and Roberto Egydio Setubal (Members of the Board of Directors) are detailed above, in the Board of Directors item.

Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018).

He has been an Officer Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011.

Mr. Carbone was the CEO (1997 to 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987).

He holds a Bachelor's degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil.

7.5. Existence of a marital relationship, stable union or kinship of up to second degree between:
a) Issuer's management members;
b) **(i)** Issuer's management members and **(ii)** management members of the issuer's direct or indirect subsidiaries;
c) **(i)** Management members of the issuer or of its direct or indirect subsidiaries and **(ii)** Issuer's direct or indirect parent companies;
d) **(i)** Issuer's management members and **(ii)** management members of the Issuer's direct or indirect parent companies;

a) Issuer's management members:
• Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).
• João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).
• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice Chairman of the Board of Directors).

b) (i) Issuer's management members and (ii) management members of the issuer's direct or indirect subsidiaries:
• Not applicable.

c) (i) Management members of the issuer or of its direct or indirect subsidiaries and (ii) issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the Issuer's controlling group;

• Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer's controlling group.

d) (i) Issuer's management members and (ii) management members of the issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with sibling Fernando Roberto Moreira Salles, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

• João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino is also a management member of the controlling company Companhia Esa;

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa S.A. and Ana Lúcia de Mattos Barretto Villela is also a director of the controlling company IUPAR - Itaú Unibanco Participações S.A;

• Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa.

7.6. Inform on the subordination, service provision or control relationships maintained for the last three years between the issuer's management members:
a) Company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock;
b) Direct or indirect controller of the issuer;
c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these persons.

a) Company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock:
Management member Ricardo Villela Marino holds a management position in subsidiaries.

b) Direct or indirect controller of the issuer:
Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these persons:
Not applicable.

ATTACHMENT IV

ITEM 8 OF ATTACHMENT C OF CVM RESOLUTION Nº 80/22

Item 8 – Management Compensation

8.1. Describe the policy or practice for the compensation of the Board of Directors, statutory and non-statutory board of officers, supervisory council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

a. the objectives of the compensation policy or practice, stating whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be consulted on the web

Compensation governance

Our compensation strategy adopts clear and transparent processes, aimed at complying with the applicable regulation and best local and international practices, as well as at ensuring consistency with our risk management policy.

Formally reviewed and approved on March 2, 2023 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices so as to attract, reward, retain and motivate management members and employees in the sustainable running of the business, subject to proper risk limits and always in line with the stockholders' interests. The Compensation Policy guidelines also apply to companies of the Itaú Unibanco Conglomerate abroad, adjusted to specific local laws and markets, at the discretion of the personnel department.

In 2022, the Extraordinary General Stockholders' Meeting approved the review, formalization and ratification of the Stock Grant Plan ("Stock Grant Plan") in order to consolidate general rules on long-term incentive programs involving stock grants to management members and employees of the Issuer and its direct and indirect controlled companies. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer's management members as target audiences, are: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 8. The Stock Grant Plan is available on: https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan.

Additionally, in order to further increase the transparency of our compensation model, in 2020 we started to disclose a document that consolidates the main practices and principles underlying the payment of our management members' compensation. This document, referred to as the Compensation Policy, discloses to the general public our compensation model bases and is available on https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Management Members' Compensation Policy.

Additionally, in 2019 the Compensation Committee determined that the Executive Committee members should retain the ownership of a minimum number of the Issuer's shares equivalent to ten times the CEO's annual fixed compensation and to five times the annual fixed compensation of other members. By December 31, 2022, the CEO and the majority of the Executive Committee members complied with the minimum ownership requirement, which must be met in up to five years after members take office.

For 2022, the requirement remained unchanged. The new members of the Executive Committee and the CEO have a period of five years to comply with this requirement.

The Issuer also has a Stock Option Granting Plan ("Stock Option Plan") for its management members and employees, as well as for the management members and employees of its controlled companies, allowing the alignment of the interest of management members to those of the stockholders, as they share the same risks and gains provided by their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS.

For further information on the Stock Option Plan, please see subitems 8.4, 8.5, 8.6, 8.7, 8.8, and 8.12. The Personnel Committee is responsible for making institutional decisions and overseeing the implementation and operation of the Stock Option Plan.

For further information on the responsibilities and duties of the Personnel Committee and the Compensation Committee, please see item 7.1 of the Reference Form available on the website https://www.itau.com.br/investor.relations > Results and reports > regulatory reports > CVM > Reference Form.

For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively assigned, paid or recognized in the financial statements.

b. the practices and procedures adopted by the Board of Directors to determine the individual compensation of the Board of Directors and Board of Officers, indicating:

i. the issuer's bodies and committees that take part in the decision-making process, identifying how they do so

ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies

iii. how often and how the Board of Directors assesses the adequacy of the issuer's compensation policy

i. the issuer's bodies and committees that take part in the decision-making process, identifying how they do so

We have a statutory Compensation Committee that reports to the Board of Directors, and its duties include:

Preparing a policy for the compensation of management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs.	Discussing, analyzing and supervising the implementation and operation of existing compensation models, by discussing general principles of the employee compensation policy and recommending improvements to the Board of Directors based on the policy principles.
Proposing to the Board of Directors the aggregate compensation amount for management members to be submitted to the Annual Stockholders' Meeting.	Preparing the "Compensation Committee Report" on an annual basis.

Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its duties include:

i.i In relation to the Stock Option Plan:

a. being responsible for institutional decisions and overseeing their implementation and operation; and

b. approving grants of Simple Options.

i.ii. In relation to the Partners Program:

a. being responsible for the rules related to the appointment and removal of beneficiaries.

ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters through:

· commissioning salary surveys conducted by specialized consultants;

· participating in surveys conducted by other banks; and

· participating in specialized forums on compensation and benefits.

iii. how often and how the Board of Directors assesses the adequacy of the Issuer's compensation policy

The Board of Directors assesses the adequacy of the Issuer's compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

c. composition of compensation, indicating:

i. description of the different compensation elements, including, in relation to each of them:
- objectives and alignment to the Issuer's short-, medium- and long-term interests
- the proportion of each element to total compensation in the past three years
- Its calculation and adjustment methodology
- main performance indicators taken into consideration, including ESG indicators, if applicable

ii. reasons that justify the composition of compensation

iii. any members not compensated by the Issuer and the reason for this

i. description of the different compensation elements, including, in relation to each of them:

Composition of the annual compensation of members of the Board of Directors, Board of Officers, Fiscal Council and Audit Committee

Board of Directors (1)(2)(3)

Monthly fixed compensation
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting

Annual fixed compensation
Stock-based compensation approved at the Annual General Stockholders' Meeting

Annual variable compensation
Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution No. 3,921 and limited to the extent determined by the Annual General Stockholders' Meeting

Board of Officers (2)

Monthly fixed compensation
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting

Benefit plan
Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance

Annual variable compensation
Statutory profit, sharing and fees (in cash and in shares) approved by the Compensation Committee and Limited to the annual amount approved at the Annual General Stockholders' Meeting

Fiscal Council

Monthly fixed compensation
Fees in cash approved at the Annual General Stockholders' Meeting

Audit Committee (3)(4)

Monthly fixed compensation
Fees in cash determined by the Board of Directors

(1) In the event that a member of the Board of Directors is also part of the Board of Officers of Itaú Unibanco or its subsidiaries, the compensation will be in line with the compensation model of the Board of Officers. Management members who are also part of statutory or non-statutory committees or of our subsidiaries or affiliates are compensated according to their duties in the executive bodies or areas in which they work. As a rule, they do not receive a specific compensation for belonging to these committees. A non-management member of the Compensation Committee is compensated for his/her duties executed in the referred Committee.

(2) Maximum compensation amounts are defined based on the limits imposed by Article 152 of the Brazilian Corporate Law.

(3) Members of the Board of Directors and Audit Committee only receive benefits if they have previously been officers of the Company.

(4) For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

- objectives and alignment to the Issuer's short-, medium- and long-term interests

In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer's projects and results, the Issuer establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of program's participants with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, as they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term.

- the proportion of each element to total compensation in the past three years

	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2022	25%	19%	54%	2%
	2021	25%	20%	53%	2%
	2020	27%	30%	41%	2%
Board of Officers	2022	9%	0%	90%	1%
	2021	8%	0%	91%	1%
	2020	14%	0%	83%	3%
Supervisory Council	2022	100%	0%	0%	0%
	2021	100%	0%	0%	0%
	2020	100%	0%	0%	0%
Audit Committee	2022	100%	0%	0%	0%
	2021	100%	0%	0%	0%
	2020	100%	0%	0%	0%

- Its calculation and adjustment methodology

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators.

Board of Directors: the compensation to members of the Board of Directors is in line with market practices and takes into account the members' *curricula vitae*, their history at the Issuer and the activities they carry out within the scope of the Board of Directors itself, their service as Chair of the Board and any other duties they may perform. Accordingly, different compensation may be paid to these members. This practice is in line with the Issuer's purpose of attracting outstanding professionals from different fields with distinct expertise and professional experiences.

a) **Monthly fixed compensation:** it is in line with market practices and revised frequently enough to attract qualified professionals.

b) **Annual fixed compensation in shares:** the annual fixed compensation due to the members of the Board of Directors is paid in preferred shares of the Issuer.

c) **Annual variable compensation in shares:** for variable stock-based compensation paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of the shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) **Monthly fixed compensation:** it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition.

b) **Annual variable compensation** (1)


The annual variable compensation takes into account three main factors:
Performance of the officer
The result of the applicable business area
Financial results of the company

(1) Within the limits established by legislation, the compensation of the Officers in charge of internal control and risk departments is not related to the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to the impact arising from the Company's results.

b) i. Distribution of annual variable compensation [(2)]:


Regarding the annual variable compensation:
30%
is paid in cash on demand
ITUB4
70%
is paid through the delivery of our preferred shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year

(2) In accordance with Resolution No. 3,921 of the National Monetary Council (CMN), a portion of the variable compensation must be deferred.

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:

Delivery of preferred shares


The grant is made in the year immediately after the performance year to which it relates.
Of the total granted, one-third vests each year over a period of three years after the award.
ITUB4
Performance year
Grant year
Year 1
Year 2
Year 3
Delivery years
ITUB4
The share value considered at grant and delivery of shares is calculated on the seventh business day prior to each event, considering the average closure price of our preferred shares on B3 in the 30 days prior to calculation.
From the grant date up to vesting dates, an amount equivalent to dividends and interest on equity will be payable through payroll over the shares being delivered, at each vesting date, adjusted by the Interbank Deposit Certificate rate (CDI).
These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

Supervisory Council: Supervisory Council members are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Supervisory Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Audit Committee: Audit Committee members are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. For those Audit Committee members who are also members of the Board of Directors, the compensation policy of the Board of Directors is adopted.

i. main performance indicators taken into consideration, including ESG indicators, if applicable:

i) Board of Directors

The fixed compensation of the Board of Directors is not impacted by performance indicators.

To ensure compatibility with long-term value creation, the payment of variable stock-based compensation to members of the Board of Directors takes into account Itaú Unibanco Holding's results, and may be adjusted by the Compensation Committee.

ii) Officers

The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to a performance evaluation carried out by the supervisor based on the priorities for the year discussed together with the officer who is being evaluated.

Environmental, social and governance (ESG) issues impact the variable compensation of officers involved in ESG agenda-related activities, business and commitments, through performance indicators, projects and initiatives included in the individual performance criteria.

These topics are connected to Itaú Unibanco Conglomerate's ESG strategy, which is represented by the positive impact commitments.

Additionally, in order to engage the work of the departments aiming at the best customer experience, all management members have the Client Target included in the individual performance criteria, to monitor and measure, through indicators, the sustainability of products and services offered by the organization.


Performance metrics
Officers
The director evaluation process is carried out annually and takes into account what was defined as a priority for the year.
Manager Evaluation
Together with the manager, the priorities for the year are defined. These priorities are monitored throughout the year and, at the end of the year, they are evaluated. In order to support the evaluation, managers receive financial and market information, if applicable.
Rapporteur
It is an evaluation process of behaviors and main deliveries, in addition to defining the career moment carried out by an independent appraiser, pursuing complementary elements to the executive's evaluation.
Evaluation Committee
Collegiate discussion to validate the manager's evaluation and the proposed career moment in the Rapporteurship. This committee can also discuss development and succession recommendations.

c) ii - reasons that justify the composition of the compensation

In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer's projects and results, the Issuer establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as to align the interests of the program's members with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term.

c) iii - existence of members not compensated by the Issuer and the reason for this

There are no members who are not compensated.

d. the existence of compensation supported by subsidiaries direct or indirect, controlled companies or controlling stockholders

The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.19), and the amounts indicated in this item 8 already include the total compensation paid by the Issuer and its controlled companies.

e. the existence of any compensation or benefit related to the occurrence of a given corporate event, such as the disposal of the Issuer's stockholding control

There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer's discretion.

8.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Supervisory Council for the past three years and to that expected for the current year, please prepare a table containing:

Total compensation expected for 2023 - Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	12.00	30.83	6.00	48.83
Number of members who are compensated	12.00	30.83	6.00	48.83
Annual fixed compensation, comprising:	**32,873,664**	**60,620,321**	**1,116,000**	**94,609,985**
Salary or management fees	18,240,101	58,433,136	1,116,000	77,789,237
Direct and indirect benefits	349,147	2,187,185	n/a	2,536,332
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	14,284,416	0	0	14,284,416
Annual variable compensation, comprising:	**0**	**0**	**n/a**	**0**
Bonus	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**622,136**	**4,550,264**	**0**	**5,172,400**
Benefits arising from termination of mandate	**n/a**	**n/a**	**n/a**	**n/a**
Stock-based compensation, including options	**41,504,200**	**429,829,415**	**n/a**	**471,333,615**
Total compensation	**75,000,000**	**495,000,000**	**1,116,000**	**571,116,000**

Other Information:

It is proposed that the 2023 Annual General Stockholders' Meeting approve an overall compensation amount of R$570 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts are effectively assigned or paid. For the Supervisory Council, the proposal is for the Annual General Stockholders' Meeting to approve a monthly individual compensation of R$22,000 for effective members and of R$9,000 for alternate members. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

Fiscal year 2022 – Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	12.00	26.50	6.00	44.50
Number of members who are compensated	12.00	26.50	6.00	44.50
Annual fixed compensation, comprising:	**28,590,590**	**43,321,841**	**968,000**	**72,880,431**
Salary or management fees	16,260,000	41,605,167	968,000	58,833,167
Direct and indirect benefits	330,590	1,716,674	n/a	2,047,264
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	12,000,000	0	0	12,000,000
Annual variable compensation, comprising:	**5,826,673**	**90,356,567**	**n/a**	**96,183,240**
Bonus	(1)	(1)	(1)	(1)
Profit sharing	5,826,673	90,356,567	n/a	96,183,240
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**660,194**	**4,034,059**	**n/a**	**4,694,253**
Benefits arising from termination of mandate	**n/a**	**n/a**	**n/a**	**n/a**
Stock-based compensation, including options	**28,954,997**	**307,823,425**	**n/a**	**336,778,422**
Total compensation	**64,032,455**	**445,535,892**	**968,000**	**510,536,346**

Other Information:

The 2022 Annual General Stockholders' Meeting approved an overall compensation amount of R$500 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts are effectively assigned or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$22,000 for effective members and of R$9,000 for alternate members of the Supervisory Council. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$5,336,038 and Board of Officers, R$16,812,675. For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP/CIRCULAR LETTER No. 01/2017.

Fiscal year 2021 – Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	12.17	25.25	6.00	43.42
Number of members who are compensated	12.17	25.25	6.00	43.42
Annual fixed compensation, comprising:	**26,523,996**	**36,071,018**	**756,000**	**63,351,014**
Salary or management fees	14,412,833	34,536,961	756,000	49,705,794
Direct and indirect benefits	411,163	1,534,057	n/a	1,945,220
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	11,700,000	0	0	11,700,000
Annual variable compensation, comprising:	**5,310,830**	**81,568,377**	**n/a**	**86,879,207**
Bonus	(1)	(1)	(1)	(1)
Profit sharing	5,310,830	81,568,377	n/a	86,879,207
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**685,905**	**3,017,469**	**n/a**	**3,703,374**
Benefits arising from termination of mandate	**n/a**	**n/a**	**n/a**	**n/a**
Stock-based compensation, including options	**25,629,194**	**298,610,655**	**n/a**	**324,239,849**
Total compensation	**58,149,925**	**419,267,519**	**756,000**	**478,173,444**

Other Information:

The 2021 Annual General Stockholders' Meeting approved an overall compensation amount of R$450 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively assigned or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 for effective members and of R$6,000 for alternate members of the Supervisory Council. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$4,778,137 and Board of Officers, R$16,604,654. For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP /CIRCULAR LETTER No. 01/2017.

8. The information about the Board of Directors, the Statutory Board of Officers and the Supervisory Council take into account the date of election/removal of each of its members. Therefore, and to maintain the standard of information, we have changed the tables reported for the base year 2021.

Fiscal year 2020 – Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	11.50	19.92	6.00	37.42
Number of members who are compensated	11.50	19.92	6.00	37.42
Annual fixed compensation, comprising:	**30,319,953**	**33,552,191**	**924,630**	**64,796,774**
Salary or management fees	14,173,000	26,188,051	754,800	41,115,851
Direct and indirect benefits	463,028	1,471,829	n/a	1,934,857
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	15,683,925	5,892,311	169,830	21,746,066
Annual variable compensation, comprising:	**3,425,423**	**44,490,376**	n/a	**47,915,799**
Bonus	(1)	(1)	(1)	(1)
Profit sharing	3,425,423	44,490,376	n/a	**47,915,799**
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	**581,843**	**5,825,294**	**n/a**	**6,407,137**
Benefits arising from termination of mandate	**n/a**	**n/a**	**n/a**	**n/a**
Stock-based compensation, including options	**17,227,457**	**147,167,108**	**n/a**	**164,394,565**
Total compensation	**51,554,676**	**231,034,969**	**924,630**	**283,514,275**

Other Information:

The 2020 Annual General Stockholders' Meeting approved an overall compensation amount of R$380 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively assigned or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 for effective members and of R$6,000 for alternate members of the Supervisory Council. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.

3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to: fixed fees in shares and INSS for the Board of Directors, and INSS for the Board of Officers and Supervisory Council; and (ii) the amounts presented in "Stock-based compensation" include the amounts corresponding to INSS related to these installments.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$4,483,015 and Board of Officers, R$11,598,141. For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP/CIRCULAR LETTER No. 01/2017.

8. The information about the board of directors, the statutory board of officers and the supervisory council take into account the date of election/removal of each of its members. Therefore, and to maintain the standard of information, we have changed the tables reported for the base year 2020.

8.3. With respect to the variable compensation of the Board of Directors, Statutory Board of Officers and Supervisory Council for the past three years and that expected for the current year, please prepare a table containing:

Expected for 2023

R$, unless otherwise indicated

			Board of Directors	Statutory Board of Officers	Supervisory Council	Total
a)	body					
b)	total number of members (people)		12.00	30.83	6.00	48.83
c)	number of members who are compensated		12.00	30.83	6.00	48.83
d)	With respect to bonuses:					
	i	minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii	maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii	amount provided for in the compensation plan should the targets established be achieved	(1)	(1)	(1)	(1)
	iv	amount effectively recognized in profit or loss for the fiscal year	(1)	(1)	(1)	(1)
e)	With respect to profit sharing:					
	i	minimum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
	ii	maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
	iii	amount provided for in the compensation plan should the targets established be achieved	(2)	(2)	(2)	(2)
	iv	amount effectively recognized in profit or loss for the fiscal year	(2)	(2)	(2)	(2)

Notes:

1. (1) As mentioned in item 8.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 8.2. Therefore, the bonus item is zero.

Since there is not a “Stock-based compensation” field in this item, we present these amounts (provided in the “Stock-based compensation” field of item 8.2) as follows:

Board of Directors: d i 33,203,360; d ii 41,504,200; d iii 41,504,200; d iv n/a.

Board of Officers: e i 343,863,532; e ii 429,829,415; e iii 429,829,415; e iv n/a.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

For 2022

R$, unless otherwise indicated

		Board of Directors	Statutory Board of Officers	Supervisory Council	Total
a)	body				
b)	total number of members (people)	12.00	26.50	6.00	44.5
c)	number of members who are compensated	12.00	26.50	6.00	44.5
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan should the targets established be achieved	(1)	(1)	(1)	(1)
	iv amount effectively recognized in profit or loss for the fiscal year	(1)	(1)	(1)	(1)
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	4,661,339	72,285,254	n/a	76,946,592
	ii maximum amount provided for in the compensation plan	6,992,008	108,427,880	n/a	115,419,888
	iii amount provided for in the compensation plan should the targets established be achieved	5,826,673	90,356,567	n/a	96,183,240
	iv amount effectively recognized in profit or loss for the fiscal year	5,826,673	90,356,567	n/a	96,183,240

Notes:

1. (1) As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item is zero.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 36,075,041; d ii 45,093,801; d iii 45,093,801; d iv 28,954,997.

Board of Officers: e i 308,406,858; e ii 385,508,573; e iii 385,508,573; e iv 307,823,425.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to

the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

For 2021

R$, unless otherwise indicated

a)	body	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
b)	total number of members (people)	12.17	25.25	6.00	43.42
c)	number of members who are compensated	12.17	25.25	6.00	43.42
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii Amount provided for in the compensation plan should the targets set be achieved	(1)	(1)	(1)	(1)
	iv amount effectively recognized in profit or loss for the fiscal year	(1)	(1)	(1)	(1)
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	4,248,664	65,254,701	n/a	69,503,365
	ii maximum amount provided for in the compensation plan	6,372,996	97,882,052	n/a	104,255,048
	iii amount provided for in the compensation plan should the targets set be achieved	5,310,830	81,568,377	n/a	86,879,207
	iv amount effectively recognized in profit or loss for the fiscal year	5,310,830	81,568,377	n/a	86,879,207

Notes:

1. (1) As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item is zero.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 25,754,000; d ii 42,923,000; d iii 42,923,000; d iv 25,629,194.

Board of Officers: e i 199,667.000; e ii 332,778,000; e iii 332,778,000; e iv 298,610,655.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

For 2020 R$, unless otherwise indicated

a)	body	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
b)	total number of members (people)	11.50	19.92	6.00	37.42
c)	number of members who are compensated	11.50	19.92	6.00	37.42
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan should the targets set be achieved	(1)	(1)	(1)	(1)
	iv amount effectively recognized in profit or loss for the fiscal year	(1)	(1)	(1)	(1)
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	2,056,000	26,695,000	n/a	28,751,000
	ii maximum amount provided for in the compensation plan	4,797,000	62,288,000	n/a	67,085,000
	iii amount provided for in the compensation plan should the targets set be achieved	3,425,423	44,490,376	n/a	47,915,799
	iv amount effectively recognized in profit or loss for the fiscal year	3,425,423	44,490,376	n/a	47,915,799

Notes:

1. (1) As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item is zero.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 18,219,000; d ii 30,365,000; d iii 30,365,000; d iv 17,227,457.

Board of Officers: e i 163,371,000; e ii 271,938,000; e iii 271,938,000; e iv 147,167,108.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

8.4 With respect to the stock-based compensation plan for the Board of Directors and Statutory Board of Officers in effect last fiscal year and expected for the current year, please describe:

a. General terms and conditions

Clarifications – how to disclose the information

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock Option Granting Plan ("Stock Option Plan"), as described below.

(1) Compensation Policy – stock-based compensation

Annual fixed compensation in shares:

This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into account the history and curriculum vitae of members, in addition to market conditions and other factors that may be agreed between the members of the Board of Directors and the Itaú Unibanco Conglomerate.

To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding's preferred shares on B3 – Brasil, Bolsa, Balcão ("B3") in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares or paying the compensation.

The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period.

Annual variable compensation in shares:



Delivery of preferred shares
The grant is made in the year immediately after the performance year to which it relates.
Of the total granted, one-third vests each year over a period of three years after the award.
ITUB4
Performance year
Grant year
Year 1
Year 2
Year 3
Delivery years
ITUB4
The share value considered at grant and delivery of shares is calculated on the seventh business day prior to each event, considering the average closure price of our preferred shares on B3 in the 30 days prior to calculation.
From the grant date up to vesting dates, an amount equivalent to dividends and interest on equity will be payable through payroll over the shares being delivered, at each vesting date, adjusted by the Interbank Deposit Certificate rate (CDI).
These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

(2) Partners Program

Aimed at aligning the interests of our officers and employees with those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks.

This program is aimed at officers and employees who have a history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners of the holding company and partners. The main differences are presented below:

Participants may be elected to the category of Partner of the Holding Company or Partner and both of them will be eligible to receive shares as a return on the investment made through the Program (Matching).

Partners of the Holding Company	Partners
Indefinite term of office	Three-year term of office
Eligible to sucessive reappointments	Eligible to sucessive reappointments
Obligation to invest from 50% to 100% of net variable compensation.	Obligation to invest from 35% to 70% of net variable compensation.

Partners Program

Participants of the Partners Program are entitled to use part of the annual variable compensation to purchase preferred shares (ITUB4).

NET VARIABLE COMPENSATION → ITUB4 → This investment must be retained for:

- Partners of the Holding Company: 30% 3 years; 70% 5 years
- Partners: 50% 3 years; 50% 5 years

Matching

Partners of the Holding Company and Partners are eligible to receive shares as a return on the investment made through the Program (Matching).

Grant year – Year 1 – Year 2 – Year 3 – Year 4 – Year 5

Year 5: ITUB4 AVAILABLE FOR SALE 100%

Delivery

Of the total granted:
30% vests in the 3rd year and
70% vests in the 5th
(for Partners of the Holding Company)

50% vests in the 3rd year and
50% vests in the 5th
(for Partners)

Year 3: DELIVERY YEAR ITUB4

Year 5: DELIVERY YEAR ITUB4

Shares received will remain unavailable for sale for a five-year term as from each investment in shares.

The Partners Program may also consider other instruments derived from shares as opposed to actual shares.

The compliance of the investment periods mentioned above entitles the beneficiary, on the same dates, to hold the ownership of the Matching paid by the Company, which is delivered in preferred shares (ITUB4).

The share value considered at grant and delivery of shares is calculated on the seventh business day prior to each event, considering the average closure price of our preferred shares on B3 in the 30 days prior to calculation.

These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

In 2021, in order to make the program more comprehensive and competitive, the number of vacancies was extended.

Additionally, with a view to increasing liquidity for the participants, the partners shares are not available for sale for a maximum period of five years and not eight years like in previous years.

(3) Stock Option Plan

We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of the price fluctuations of our preferred shares (ITUB4) with other stockholders and are intended to integrate participants of this program into the Conglomerate's development process in the medium- and long-terms.

Our Compensation Committee manages the Stock Option Plan, including aspects such as strike prices, vesting periods and terms of the options, in accordance with the rules provided for in the Plan.

The options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends.

No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS.

For further information on the Stock Option Plan, please see the Investor Relations website:

http://www.itau.com.br/relacoes-com-investidores/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan.

b. Date of approval and body in charge

The company's Stock Grant Plan is managed by the Compensation Committee and was approved by Extraordinary General Stockholders' Meeting of Itaú Unibanco Holding S.A. on April 26, 2022.

c. Maximum number of shares covered

In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used for compensation, in accordance with Resolution No. 3,921 of the National Monetary Council (CMN), including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted every year may not exceed the limit of 0.5% of all of the Issuer's shares that the stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the subsequent seven (7) fiscal years.

d. Maximum number of options to be granted

The same as item c) above.

e. Conditions for the acquisition of shares

Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 30% is paid in cash on demand and 70% is paid upon the delivery of the shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Partners Program: if they hold the ownership of these Own Shares, free of any liens or encumbrances or other suspensive conditions provided for in the Program Regulation for three- and five-year terms as from the initial investment, the return on the investment will be through the receipt of Partners Shares also for three- and five-year terms.

Stock Option Plan: shares are purchased as a result of exercising an option granted in accordance with the rules of the Stock Option Plan, provided that the vesting period has elapsed (see subitem "g" below), upon the payment of the strike price (see subitem "f" below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate companies before the vesting period (see subitem "k" below).

f. Criteria for setting the purchase or exercise price

Stock-based compensation: to calculate the reference price of the Issuer's preferred shares that are used to compose the stock-based compensation, the average closing price of the shares on B3 in the thirty (30) days prior to the calculation will be used. Such average price should be calculated on the seventh (7th) business day prior to the stock grant date.

Partners Program: to calculate the reference price of the Issuer's preferred shares that are used to compose the stock-based compensation, the average closing price of the shares on B3 in the thirty (30) days prior to the calculation will be used. This average price should be calculated on the seventh (7th) business day prior to the stock grant date.

Stock Option Plan: purchase and strike prices are set up by the Personnel Committee upon the granting of the option and will be determined as follows:

The option strike price is established based on the average price of the Issuer's preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the General Market Price Index (IGP-M) or, in its absence, an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3.

g. Criteria for setting the purchase or exercise period

Stock-based compensation: not applicable, since there is no exercise of options but rather a delivery of shares.

Partners Program: not applicable, since there is no exercise of options but rather a delivery of shares.

Stock Option Plan: options may only be exercised after the vesting period and outside the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Committee upon their issue and may last from one to seven years from the year of their issue. As a rule, the vesting period determined by the Committee is five (5) years.

h. Settlement method

Stock-based compensation: settlement occurs through the delivery of shares after the deferral periods.

Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program.

Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee.

i. Restrictions on the transfer of shares

Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions on the transfer of shares. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date.

Partners Program: after receiving the Partners Shares within three and five years after the initial investment date, these shares will become unavailable for a period of five years from the initial investment date.

Stock Option Plan: the availability of shares subscribed by Beneficiaries by means of the exercise of the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee when they are granted. Therefore, the percentage of the shares that must remain unavailable, as well as the period of this unavailability, will be defined by this Committee. As a rule, the period of this unavailability defined by the Committee is two (2) years after the option is exercised.

j. Criteria and events that, when verified, will cause the suspension, change or termination of the plan

Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in the realized recurring net income of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases.

Additionally, the compensation model may be amended upon approval by the Compensation Committee and the Board of Directors.

Partners Program: Partners Shares yet to be received may not be delivered in the event of a significant decrease in the realized recurring net income of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the Partners Program may be amended upon the approval by the Compensation Committee or the Personnel Committee.

Stock Option Plan: the Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders' Meeting.

k. Effects of the withdrawal of a management member from the issuer's bodies on their rights provided for in the stock-based compensation plan

Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. The termination will take place on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire upon the inception of said agreement. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the maintenance of these shares.

Partners Program: the general rule when a member leaves is the termination of the Partners Shares granted but not yet delivered. The termination will take place on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire upon the inception of said agreement. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the maintenance of these shares.

Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco Conglomerate who resign or are removed from their office will have their options expired automatically. Management members' stock options will expire on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire upon the inception of said agreement. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco Conglomerate or if they take up another statutory position at the Itaú Unibanco Conglomerate.

Additionally, subject to the criteria established in the internal regulation, the Personnel Committee may determine the non-expiration of the options.

8.5. With respect to the stock-based compensation as stock options of the Board of Directors and Statutory Board of Officers recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. weighted average strike price of each of the following option groups:

i. outstanding at the beginning of the year

ii. lost and expired during the year

iii. exercised during the year

e. potential dilution in the case of exercise of all options granted

Granting of stock options is not scheduled nor any stock options were granted in the current year or in the past three years. The last granting of stock options was made in 2012, which were last exercised in 2019. Therefore, there were no stock options outstanding, lost and/or expired or exercised in the past three years.

8.6. With respect to each granting of stock options to the Board of Directors and Statutory Board of Officers for the past three years and to that expected for the current year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. grant date

e. number of options granted

f. term for the options to become exercisable

g. maximum term to exercise the options

h. term of restriction on the transfer of shares received from the exercise of options

i. fair value of the options on the grant date

j. multiplication of the number of shares granted by the fair value of the options on the grant date

No stock options were granted in the past three years and granting of stock options is not scheduled for the current year. The last granting of stock options was made in 2012.

8.7 With respect to the outstanding options of the Board of Directors and Statutory Board of Officers at the end of the previous year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. options not yet exercisable

i. number

ii. date on which the options will become exercisable

iii. maximum term to exercise the options

iv. term of restriction to the transfer of shares

v. weighted average strike price for the year

vi. fair value of the options in the last day of the year

e. exercisable options

i. number

ii. maximum term to exercise the options

iii. term of restriction to the transfer of shares

iv. weighted average strike price for the year

v. fair value of the options in the last day of the year

f. fair value of the total options in the last day of the year

No stock options were outstanding in the past three years, since the last granting of stock options was made in 2012, which were last exercised and matured in 2019.

8.8. With respect to the options exercised relating to the stock-based compensation of the Board of Directors and Statutory Board of Officers for the past three years, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. number of shares

e. weighted average strike price

f. weighted average market price of shares relating to the options exercised

g. multiplication of the total options exercised by the difference between the weighted average strike price and the weighted average market price of shares relating to the options exercised

No stock options were exercised in the past three years, since the last granting of stock options was made in 2012, which were last exercised in 2019.

8.9. With respect to the stock-based compensation of the Board of Directors and Statutory Board of Officers, as shares to be directly delivered to the beneficiaries, recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing:

Expected for the current fiscal year 2023 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	12.00	30.83	42.83
number of members who are compensated	12.00	30.83	42.83
potential dilution in the case of granting all options to beneficiaries	0.030%	0.299%	-

Fiscal year 2022 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	12.00	26.50	38.50
number of members who are compensated	12.00	26.50	38.50
potential dilution in the case of granting all options to beneficiaries	0.035%	0.261%	-

Fiscal year 2021 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	12.17	25.25	37.42
number of members who are compensated	12.17	25.25	37.42
potential dilution in the case of granting all options to beneficiaries	0.020%	0.119%	-

Fiscal year 2020 – Annual amounts			
Body	Board of Directors	Statutory Board of Officers	Total
total number of members	11.50	19.92	31.42
number of members who are compensated	11.50	19.92	31.42
potential dilution in the case of granting all options to beneficiaries	0.012%	0.073%	-

8.10. With respect to each granting of shares to the Board of Directors and Statutory Board of Officers for the past three years and to that expected for the current year, please prepare a table containing:

Expected for the current fiscal year 2023 – Annual amounts				
Body	Board of Directors		Statutory Board of Officers	
total number of members	12.00		30.83	
number of members who are compensated	12.00		30.83	
grant date	05/04/2023	03/01/2024	03/01/2024	03/01/2024
number of shares granted	502,901	1,285,461	7,197,247	6,905,593
maximum term to deliver the shares	05/31/2024	1/3 each year	(1)	1/3 each year
term of restriction on the transfer of shares	no restriction	no restriction	At the 5th year	no restriction
fair value of the shares on the grant date	22.66	25.71	25.71	25.71
multiplication of the number of shares granted by the fair value of the shares on the grant date	11,395,737	33,049,202	185,041,220	177,542,796

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years, and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively.

Fiscal year 2022 – Annual amounts				
Body	Board of Directors		Statutory Board of Officers	
total number of members	12.00		26.50	
number of members who are compensated	12.00		26.50	
grant date	05/04/2022	03/01/2023	03/01/2023	03/01/2023
number of shares granted	502,901	1,126,214	6,029,022	6,180,472
maximum term to deliver the shares	05/31/2023	1/3 each year	(1)	1/3 each year
term of restriction on the transfer of shares	no restriction	no restriction	At the 5th year	no restriction
fair value of the shares on the grant date	22.66	25.71	25.71	25.71
multiplication of the number of shares granted by the fair value of the shares on the grant date	11,395,737	28,954,962	155,006,156	158,899,935

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years, and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively.

Fiscal year 2021 – Annual amounts				
Body	**Board of Directors**		**Statutory Board of Officers**	
total number of members	12.17		25.25	
number of members who are compensated	12.17		25.25	
grant date	05/03/2021	03/01/2022	03/01/2022	03/01/2022
number of shares granted	472,155	1,029,692	6,307,494	5,905,316
maximum term to deliver the shares	05/31/2022	1/3 each year	(1)	1/3 each year
term of restriction on the transfer of shares	no restriction	no restriction	At the 5th year	no restriction
fair value of the shares on the grant date	27.49	24.78	24.78	24.78
multiplication of the number of shares granted by the fair value of the shares on the grant date	12,979,541	25,515,768	156,299,701	146,333,730

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years, and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively.

Fiscal year 2020 – Annual amounts				
Body	**Board of Directors**		**Statutory Board of Officers**	
total number of members	11.50		19.92	
number of members who are compensated	11.50		19.92	
grant date	05/04/2020	03/01/2021	03/01/2021	03/01/2021
number of shares granted	356,270	491,206	1,790,139	2,743,903
maximum term to deliver the shares	05/31/2021	1/3 each year	50% in the 3th year 50% in the 5th year	1/3 each year
term of restriction on the transfer of shares	no restriction	no restriction	In the 5th and 8th years	no restriction
fair value of the shares on the grant date	33.78	33.75	33.75	33.75
multiplication of the number of shares granted by the fair value of the shares on the grant date	12,034,801	16,578,203	60,417,191	92,606,726

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years, and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively.

8.11. With respect to the shares delivered relating to the stock-based compensation of the Board of Directors and Statutory Board of Officers for the past three years, please prepare a table containing:

Fiscal year 2022 – Annual amounts		
Body	**Board of Directors**	**Statutory Board of Officers**
total number of members	12.00	26.50
number of members who are compensated	12.00	26.50
number of shares	1,849,933	3,407,200
weighted average acquisition price	21.77	21.77
weighted average market price of shares acquired	23.75	25.47
multiplication of the shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired	- 3,662,867	- 12,606,640

Fiscal year 2021 – Annual amounts		
Body	**Board of Directors**	**Statutory Board of Officers**
total number of members	12.17	25.25
number of members who are compensated	12.17	25.25
number of shares	1,640,711	3,262,848
weighted average acquisition price	21.77	21.77
weighted average market price of shares acquired	22.99	20.41
Multiplication of the shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired	- 2,001,667	4,437,473

Fiscal year 2020 – Annual amounts		
Body	**Board of Directors**	**Statutory Board of Officers**
total number of members	11.50	19.92
number of members who are compensated	11.50	19.92
number of shares	1,459,386	2,411,090
weighted average acquisition price	21.77	21.77
weighted average market price of shares acquired	21.89	31.30
multiplication of the shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired	- 175,126	- 22,977,688

8.12. Provide a brief description of the information necessary for understanding the data disclosed in items 8.5 to 8.11, such as an explanation of the pricing model for the share and option price, indicating, at least:

a. pricing model

- **Options**: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the "Backward Induction method", from the knots of the maturity to the starting point.

- **Stock-based compensation:** the fair value of shares for stock-based compensation is the quoted market price of the Issuer's preferred shares on the grant date.

- **Partners Program:** the fair value of the Issuer's shares received is the quoted market price of the Issuer's preferred shares on the grant date discounted from the expected dividends.

b. data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and risk-free interest rate

- **Options**: The Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.The assumptions used are described as follows:

    - Price of the underlying asset: the price of the Issuer´s preferred shares used for the calculation is the closing price on B3 on the calculation base date;

    - Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price;

    - Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer's preferred share, released by B3, adjusted by the IGP-M variation;

    - Dividend rate: is the average annual return rate in the past three years of Paid Dividends, plus the Interest on Capital of the Issuer's preferred share;

    - Risk-Free Interest Rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date;
    - Option expiration date: it will be established by the Personnel Committee upon the option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and
    - Option vesting period: the vesting period of each stock option series will be established by the Personnel Committee on the issue date, and this period may vary from one to seven years as from the issue date.
- **Stock-based compensation:** not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value.

- **Partners Program:** the market price of the Issuer's preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital.

c. method used and assumptions made to absorb the expected early exercise effects

Options: the option pricing uses the Binomial tree and takes into account the options vesting period. The vesting period of each series will be established by the Personnel Committee on the issue date, which may vary from one to seven years as from the grant date. As a rule, the vesting period determined by the Committee is five (5) years. After the end of the vesting period, the option can be exercised at any time until the option expiration date.

Stock-based compensation: not applicable because it is not an option and there is no early exercise.

Partners Program: not applicable because it is not an option and there is no early exercise.

d. method to determine expected volatility

Options: expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the Issuer's preferred share, adjusted by the IGP-M.

Stock-based compensation: not applicable because it is not an option and the market price is quoted at grant for the shares.

Partners Program: not applicable because it is not an option and the market price is quoted at grant for the shares.

e. if any other characteristic of the option was included in its fair value measurement

Options: the historical series is adjusted for splits, bonuses and reverse splits, among others.

Stock-based compensation: not applicable because it is not an option.

Partners Program: not applicable because it is not an option.

8.13 State the number of shares or quotas and other securities convertible into shares or quotas issued in Brazil or abroad by the issuer, its direct or indirect controlling stockholders, subsidiaries or jointly-controlled companies, held by members of the Board Of Directors, Statutory Board of Officers or Supervisory Council, grouped by body.

Base-date: 12/31/2022

Companies		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)			Audit Committee and Bodies with Technical or Advisory Functions (4)		
		Shares			Shares			Shares			Shares			Shares		
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	4.574.018.738	24.779.296	4.598.798.034	12.516	7.819.151	7.831.667	-	14.560.934	14.560.934	155.816	2.676.499	2.832.315	-	1.610.713	1.610.713
Parent Companies	Companhia E.Johnston de Participações	6.548.000	13.096.000	19.644.000	-	-	-	-	-	-	-	-	-	-	-	-
	Companhia ESA	2.090.913.596	-	2.090.913.596	-	-	-	-	-	-	-	-	-	-	-	-
	Itaúsa S.A.	2.111.901.708	1.129.291.576	3.241.193.284	505	5.948.145	5.948.650	-	12.474	12.474	-	391.655	391.655	-	4.331	4.331
	IUPAR - Itaú Unibanco Participações S.A.	710.454.184	350.942.273	1.061.396.457	-	-	-	-	-	-	-	-	-	-	-	-
Under common control	Alpargatas S.A.	-	-	-	-	1.098.341	1.098.341	-	-	-	-	-	-	-	-	-
	Dexco S.A.	25.844.177	-	25.844.177	-	-	-	-	-	-	31.880	-	31.880	-	-	-

Note: The shares are held directly.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa - Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358; (2) except for those included in item "Parent Companies"; (3) except for those included in items "Parent Companies" and "Board of Directors"; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Supervisory Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties.

8.14. With respect to the pension plans in effect granted to the members of the Board of Directors and Statutory Board of Officers, please supply the following information in a table format:

a)	Body	**Board of Directors**			**Statutory Board of Officers**		
b)	number of members	4	1	1	8	7	13
c)	number of members who are compensated	4	1	1	8	7	13
d)	plan's name	ITAUBANCO CD	Futuro Inteligente	Flexprev PGBL	ITAUBANCO CD	Futuro Inteligente	Flexprev PGBL
e)	number of management members that are eligible for retirement	3	1	1	2	3	4
f)	conditions for early retirement	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age

g)	adjusted amount of contributions accumulated in the pension plan by the end of last year, less the portion related to contributions made directly by management members	R$55,694,787	R$ 5,450,055	R$ 841,258	R$ 20,844,115	R$ 19,046,487	R$ 9,184,215
h)	total accumulated amount of contributions made last year, less the portion related to the contributions made directly by management members	R$546,194	R$ 0	R$ 114,000	R$ 990,973	R$ 1,423,734	R$ 1,619,352
i)	whether there is the possibility of early redemption and what the conditions are	No	No	No	No	No	No

Note:
1. The number of members who are compensated of each body (letter "c") corresponds to the number of management members who are active participants of the pension plans.

8.15. In a table, please indicate, for the past three years, with respect to the Board of Directors, Statutory Board of Officers and Supervisory Council:

Year ended		**December 31, 2022**		
a)	Body	**Board of Directors**	**Board of Officers**	**Supervisory Council**
b)	number of members	12.00	26.50	6.00
c)	number of members who are compensated	12.00	26.50	6.00
d)	amount of the highest individual compensation	R$15,648,000	R$ 59,188,000	R$ 236,000
e)	amount of the lowest individual compensation	R$ 2,442,000	R$ 3,758,000	R$ 96,000
f)	average amount of individual compensation (total compensation divided by the number of members who are compensated)	R$5,336,038	R$ 16,812,675	R$ 161,333

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended	**December 31, 2021**

a)	Body	Board of Directors	Board of Officers	Supervisory Council
b)	number of members	12.17	25.25	6.00
c)	number of members who are compensated	12.17	25.25	6.00
d)	amount of the highest individual compensation	R$14,256,000	R$ 52,966,000	R$ 180,000
e)	amount of the lowest individual compensation	R$ 2,392,000	R$ 3,150,000	R$ 72,000
f)	average amount of individual compensation (total compensation divided by the number of members who are compensated)	R$ 4,778,137	R$ 16,604,654	R$ 126,000

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended		December 31, 2020		
a)	Body	Board of Directors	Board of Officers	Supervisory Council
b)	number of members	11.50	19.92	6.00
c)	number of members who are compensated	11.50	19.92	6.00
d)	amount of the highest individual compensation	R$10,392,000	R$ 34,737,000	R$ 220,500
e)	amount of the lowest individual compensation	R$ 2,643,000	R$ 2,588,000	R$ 88,200
f)	average amount of individual compensation (total compensation divided by the number of members who are compensated)	R$ 4,483,015	R$ 11,598,141	R$ 154,105

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

8.16. Describe any contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer

Except for the possibility of keeping the deferred unpaid portions of the variable compensation, of the annual proportion amount, and of keeping some benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

8.17. With respect to the past three years and to that expected for the current fiscal year, please indicate the percentage of total compensation of each body recognized in the issuer's profit or loss related to members of the board of directors, statutory board of officers or supervisory council that are parties related to the direct or indirect controlling stockholders, as determined by the accounting rules that address this matter

2023			
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	77%	0%	0%

2022			
Body	Board of Directors	Statutory Board of Officers	Supervisory Council

Related parties	74%	0%	0%

2021			
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	73%	0%	0%

2020			
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	61%	0%	0%

8.18. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in the issuer's profit or loss as compensation of the members of the Board of Directors, Statutory Board of Officers or Supervisory Council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided

As mentioned in item 8.1 of this document, members of the Board of Directors, Statutory Board of Officers and Supervisory Council are not compensated for participating in statutory and non-statutory committees of subsidiaries or affiliates.

8.19. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in profit or loss of the Issuer's direct or indirect parent companies, companies under common control and subsidiaries as compensation of the members of the issuer's Board of Directors, Statutory Board of Officers or Supervisory Council, grouped by body, specifying the reason such amounts were paid to these people

The amounts specified in the tables below were attributed to fixed monthly compensation, benefits and annual variable compensation.

Expected for the current fiscal year		**compensation received due to the position held in the Issuer - R$**		
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Direct and indirect parent companies	-	-	-	0
Issuer's subsidiaries	-	498,881,307	-	498,881,307
Companies under common control	-	-	-	0

2022		**compensation received due to the position held in the Issuer - R$**		
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Direct and indirect parent companies	-	-	-	0
Issuer's subsidiaries	-	359,587,399	-	359,587,399
Companies under common control	-	-	-	0

2021		**compensation received due to the position held in the Issuer - R$**		

	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	0
Issuer's subsidiaries	-	342,916,318	-	342,916,318
Companies under common control	-	-	-	0

2020		**compensation received due to the position held in the Issuer - R$**		
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Direct and indirect parent companies	-	-	-	0
Issuer's subsidiaries	-	217,161,147	-	217,161,147
Companies under common control	-	-	-	0

8.20. Supply other information that the issuer may deem relevant

As of the base year 2021, the amount of the annual compensation does not include social charges, in accordance with the guidance in CVM/SEP/CIRCULAR LETTER No. 1/2021. The annual compensation assigned to management members for fiscal year 2020 takes into account the social charges (INSS), as previously disclosed to the market.

ATTACHMENT V – A

PROXY TEMPLATE

FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] ("Grantor"), appoints Mr./Ms. [PROXY], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], their proxy, with powers to represent them, as Stockholder of Itaú Unibanco Holding S.A. ("Company"), at the Company's Annual General Stockholders' Meeting to be held online on April 25, 2023, 11:00 a.m., casting their vote in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to be present at the General Stockholders' Meetings and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions.

This proxy is effective for [·] days counted as from this date.

[City], _________ 2023.

____

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION

1 – Take cognizance of the Management's Report, the Report of the Independent Auditors, the Opinion of the Supervisory Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2022:

APPROVE	REJECT	ABSTAIN

2 – Resolve on the allocation of profit for the fiscal year:

APPROVE	REJECT	ABSTAIN

3 – Fix the number of members who will comprise the Board of Directors in twelve (12):

APPROVE	REJECT	ABSTAIN

4 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2024 take office:

Alfredo Egydio Setubal

APPROVE	REJECT	ABSTAIN

Ana Lúcia de Mattos Barretto Villela

APPROVE	REJECT	ABSTAIN

Candido Botelho Bracher

APPROVE	REJECT	ABSTAIN

Cesar Nivaldo Gon (Independent member)

APPROVE	REJECT	ABSTAIN

Fábio Colletti Barbosa (Independent member)

APPROVE	REJECT	ABSTAIN

Frederico Trajano Inácio (Independent member)

APPROVE	REJECT	ABSTAIN

João Moreira Salles

APPROVE	REJECT	ABSTAIN

Maria Helena dos Santos Fernandes de Santana (Independent member)

APPROVE	REJECT	ABSTAIN

Pedro Luiz Bodin de Moraes (Independent member)

APPROVE	REJECT	ABSTAIN

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN

5 – Resolve about the independence of the members classified as follows:

APPROVE	REJECT	ABSTAIN

6 – Elect the members of the Supervisory Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2024 take office:

Members nominated by the majority stockholder:

Gilberto Frussa (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN

Eduardo Hiroyuki Miyaki (effective member) and Reinaldo Guerreiro (alternate member)

APPROVE	REJECT	ABSTAIN

7 – Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$570,000,000.00:

APPROVE	REJECT	ABSTAIN

8 – Resolve on the monthly individual compensation of R$22,000.00 to effective members and R$9,000.00 to alternate members of the Supervisory Council:

APPROVE	REJECT	ABSTAIN

ATTACHMENT V – B

PROXY TEMPLATE

FOR HOLDERS OF PREFERRED SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] ("Grantor"), appoints Mr./Ms. [PROXY], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], their proxy, with powers to represent them, as Stockholder of Itaú Unibanco Holding S.A. ("Company"), at the Company's **Annual General Stockholders' Meeting** to be held online on April 25, 2023, 11:00 a.m., casting their vote in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to be present at the General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions.

This proxy is effective for [·] days counted as from this date.

[City], _________ 2023.

____

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION

1 – Elect the members of the Supervisory Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2024 take office:

Members nominated by the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI:

Igor Barenboim (effective member) and Rene Guimarães Andrich (alternate member)

APPROVE	REJECT	ABSTAIN

ATTACHMENT V – C

PROXY TEMPLATE

FOR PROXIES PROVIDED BY THE COMPANY

(HOLDERS OF COMMON SHARES)

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] ("Grantor"), stockholder of Itaú Unibanco Holding S.A. ("Company"), appoint as my proxy(ies):

• **Fernanda Janotti de Oliveira**, Brazilian, single, lawyer, Brazilian Identification RG-SSP/SP No. 35.968.854-8, enrolled with the Brazilian Individual Taxpayers' Registry (CPF) under No. 387.265.428-46, OAB No. 345.971, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º Andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Company's Annual General Stockholders' Meeting to be held on April 25, 2023, 11:00 a.m., to vote **FOR** the matters contained in the agenda, in accordance with the voting instruction below.

• **Nathalie Kfouri**, Brazilian, single, lawyer, Brazilian Identification RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers' Registry (CPF) under No. 368.776.788-42, OAB No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º Andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Company's Annual General Stockholders' Meeting to be held on April 25, 2023, 11:00 a.m., to vote **AGAINST** the matters contained in the agenda, in accordance with the voting instruction below.

• **Marcos Luiz Ferreira,** Brazilian, married, business administrator, Brazilian Identification RG-SSP/SP No. 25.575.317-2, enrolled with the Brazilian Individual Taxpayers' Registry (CPF) under No. 176.147.528-21, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º Andar, São Paulo (SP), with powers to represent me, as stockholder of the Company, at the Annual General Stockholders' Meeting of the Company to be held on April 25, 2023, 11:00 a.m., to **ABSTAIN** from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor.

This proxy shall be valid for the Company's Annual General Stockholders' Meeting of April 25, 2023 only.

São Paulo,____________ 2023.

____

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION

Tick the option you want:

1 – Take cognizance of the Management's Report, the Report of the Independent Auditors, the Opinion of the Supervisory Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2022:

APPROVE	REJECT	ABSTAIN

2 – Resolve on the allocation of profit for the fiscal year:

APPROVE	REJECT	ABSTAIN

3 – Fix the number of members who will comprise the Board of Directors in twelve (12):

APPROVE	REJECT	ABSTAIN

4 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2024 take office:

Alfredo Egydio Setubal

APPROVE	REJECT	ABSTAIN

Ana Lúcia de Mattos Barretto Villela

APPROVE	REJECT	ABSTAIN

Candido Botelho Bracher

APPROVE	REJECT	ABSTAIN

Cesar Nivaldo Gon

APPROVE	REJECT	ABSTAIN

Fábio Colletti Barbosa (Independent member)

APPROVE	REJECT	ABSTAIN

Frederico Trajano Inácio (Independent member)

APPROVE	REJECT	ABSTAIN

João Moreira Salles

APPROVE	REJECT	ABSTAIN

Maria Helena dos Santos Fernandes de Santana (Independent member)

APPROVE	REJECT	ABSTAIN

Pedro Luiz Bodin de Moraes (Independent member)

APPROVE	REJECT	ABSTAIN

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN

5 – Resolve about the independence of the members classified as follows:

APPROVE	REJECT	ABSTAIN

6 – Elect the members of the Supervisory Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2024 take office:

Members nominated by the majority stockholder:

Gilberto Frussa (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN

Eduardo Hiroyuki Miyaki (effective member) and Reinaldo Guerreiro (alternate member)

APPROVE	REJECT	ABSTAIN

7 – Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$570,000,000.00:

APPROVE	REJECT	ABSTAIN

8 – Resolve on the monthly individual compensation of R$22,000.00 to effective members and R$9,000.00 to alternate members of the Supervisory Council:

APPROVE	REJECT	ABSTAIN

ATTACHMENT V – D

PROXY TEMPLATE

FOR PROXIES PROVIDED BY THE COMPANY FOR THE ANNUAL

GENERAL STOCKHOLDERS' MEETING (HOLDERS OF PREFERRED SHARES)

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] ("Grantor"), stockholder of Itaú Unibanco Holding S.A. ("Company"), appoint as my proxy(ies):

• **Fernanda Janotti de Oliveira**, Brazilian, single, lawyer, Brazilian Identification RG-SSP/SP No. 35.968.854-8, enrolled with the Brazilian Individual Taxpayers' Registry (CPF) under No. 387.265.428-46, OAB No. 345.971, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º Andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Company's Annual General Stockholders' Meeting to be held on April 25, 2023, 11:00 a.m., to vote **FOR** the matters contained in the agenda, in accordance with the voting instruction below.

• **Nathalie Kfouri,** Brazilian, single, lawyer, Brazilian Identification RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers' Registry (CPF) under No. 368.776.788-42, OAB No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º Andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Company's Annual General Stockholders' Meeting to be held on April 25, 2023, 11:00 a.m., to vote **AGAINST** the matters contained in the agenda, in accordance with the voting instruction below.

• **Marcos Luiz Ferreira**, Brazilian, married, business administrator, Brazilian Identification RG-SSP/SP No. 25.575.317-2, enrolled with the Brazilian Individual Taxpayers' Registry (CPF) under No. 176.147.528-21, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º Andar, São Paulo (SP), with powers to represent me, as stockholder of the Company, at the Annual General Stockholders' Meeting of the Company to be held on April 25, 2023, 11:00 a.m., to **ABSTAIN** from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received specific voting instructions and shall vote in accordance with the number of preferred shares held by the Grantor.

This proxy shall be valid for this Company's Annual General Stockholders' Meeting only.

São Paulo,____________ 2023.

____

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION – Annual General Stockholders' Meeting

Tick the option you want:

1 – Elect the members of the Supervisory Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2024 take office:

Members nominated by the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI:

(Igor Barenboim (effective member) and Rene Guimarães Andrich (alternate member))

APPROVE	REJECT	ABSTAIN

ATTACHMENT V – E

INFORMATION ON ATTACHMENT Q TO CVM RESOLUTION No. 81/22

1. Inform the name of the company

Itaú Unibanco Holding S.A.

2. Inform the matters for which the proxy is being requested

Matters indicated in the Call Notice pertaining to this Manual.

3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a. Name and address
Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902

b. Since when you are a stockholder of the company
Not applicable.

c. Number and percentage of shares of each type and class of ownership
Not applicable.

d. Number of shares taken in a loan
Not applicable.

e. Total exposure in derivatives denominated in shares of the company
Not applicable.

f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter
Not applicable.

4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question
Proxies were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder's attending the Meeting, without any special interest in the approval of the matters.

5. Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its requester will seek reimbursement of costs from the company

The cost of requesting a proxy was fully covered by the Company.

7. Inform:

a) the address to which the proxy should be sent after it is signed;

In order to make the work at General Stockholders' Meeting easier, the Company suggests that stockholders represented by proxies send a copy of the proxy and the other documents listed in the Call Notice by April 23, 2023 to the email: drinvest@itau-unibanco.com.br or, if they so prefer, by mail or courier to:

ITAÚ UNIBANCO - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,
Torre Conceição, 1° andar - Parque Jabaquara,
São Paulo (SP) - CEP 04344-902

b) in the event the company accepts proxies via the World Wide Web, the instructions to grant the proxy;

The Company will adopt the remote voting system, in accordance with the provisions of CVM Resolution No. 81/22, as well as the best market practices.

Accordingly, stockholders willing to vote through the remote voting form can forward their voting instructions concerning the matters to be resolved on at the Meeting:

- by remote voting form sent directly to the Company; or

- by remote voting form completion instructions transmitted to service providers, as follows:

a) to the stockholders' custody agent, if shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the voting form directly to the Company

Any stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below by April 18, 2023 to email drinvest@itau-unibanco.com.br:

(i) the voting form duly filled, initialized and signed (consularization and a sworn translation of documents in foreign languages not required); and

(ii) ID document – for Legal Entities: a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for Individuals: a notarized copy of the ID document bearing the stockholder's picture. Documents issued abroad are required to be consularized or apostilled and be accompanied by the respective sworn translation.

Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the stockholder that it has received and accepted them. This information will be sent to the stockholder at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers

Stockholders may otherwise choose to exercise their remote voting right through service providers, by transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information about registration and the step-by-step procedure for issuing the digital certificate is provided on the website:

https://www.itau.com.br/investmentservices/assembleia-digital/

ITAÚ CORRETORA DE VALORES S.A.
+55 11 3003-9285 (capital city and metropolitan regions)
0800 7209285 (other locations)
Client Service opens on business days from 9:00 a.m. to 6:00 p.m.
Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should transmit the form completion instructions to the service providers by April 18, 2023, unless otherwise indicated by the latter.